
09012821




FairIsaac



Nancy E. Fraser
Director - Corporate Legal
Assistant Corporate Secretary

Fair Isaac Corporation
200 Smith Ranch Road
San Rafael, CA 94903-5551 USA
415 492 5343 *phone*
858 523 4422 *fax*
nancyfraser@fairisaac.com
www.fairisaac.com


FairIsaac

FICO™

Fair Isaac Corporation

2009 Annual Report



To our stockholders, clients and employees:

This past year, amid macroeconomic conditions unlike any we or our clients have faced in our company's 52-year history, FICO was challenged at every turn to maintain a clear vision and adhere to our core business strategy.

Yet as I look back on our fiscal 2009, I'm heartened by the fact that we remained true to that strategy along with our company values, most notably the value we place upon integrity. Additionally, we remained focused on our ongoing reengineering initiative, where we continually look for ways to work more efficiently, improve product profitability through cost reductions, and strategically shift resources toward high-margin, high-growth business opportunities. That discipline gave us strong operating leverage, which we used to bring to market new Scoring and Decision Management products that our customers urgently need to compete effectively.

Importantly, our approach also yielded consistent earnings for our stockholders in fiscal 2009. And thanks to our strong balance sheet and substantial free cash flow, we remain in a position to invest in our products — the key to meaningful revenue growth over the longer term.

For fiscal year 2009, revenue from continuing operations totaled $631 million, a decrease of 15 percent from last year's $745 million. Our income from continuing operations was $65 million, a 19 percent decrease from the fiscal 2008 result of $81 million. Our fully diluted earnings per share from continuing operations was $1.34, an 18 percent decrease from last year's $1.64. Despite these declines, we generated free cash flow equaling approximately 21% of revenue for the year, or $134 million (calculated as operating cash flow of $152 million less purchases of property and equipment of $14 million and dividends paid of $4 million).

In this letter, I want to provide some context for the reporting in the 10K, and help you understand the progress we've made in executing our business strategy. I'll begin by reprising that strategy.

First, who we are: FICO is the leader in decision management, transforming business by making every decision count. We provide scores, decision management tools and applications that help businesses cultivate and manage long-term relationships with consumers. This covers acquiring new customers, originating new accounts with them, managing those accounts for profitability and risk, collecting receivables and preventing fraud.

Our strategy has been to seek growth along two dimensions: first, by driving offerings in four industry verticals — banking, insurance, retail and health care — with strong impetus to buy those offerings, and second, by expanding beyond our traditional U.S. and Western European footprint into growth markets in Asia and Latin America.

In the course of pursuing this strategy in fiscal 2009, we accomplished the following:

- Rolled out FICO® 8, the most predictive FICO score in history, via all three U.S. credit bureaus, along with mortgage, bank card and auto loan option scores and the FICO Score Trends service
- Shipped major new releases of our two industry-leading fraud management products: FICO Falcon® Fraud Manager and FICO Insurance Fraud Manager
- Issued a major new release of our leading collections and recovery system, FICO Debt Manager™
- Delivered new, more powerful versions of our award-winning FICO Blaze Advisor® business rules management system and the FICO Xpress Optimization Suite
- Launched the FICO Mortgage Recovery Initiative to address the U.S. home ownership crisis

- Forged a partnership with Infosys Technologies to accelerate global delivery of Decision Management solutions
- Adopted FICO as our company identity, along with a new NYSE ticker symbol, in line with what our customers have called us for many years
- Appointed Deborah Kerr as Chief Products and Technology Officer, and Tom Bradley as Chief Financial Officer

Today, FICO remains in very good financial health. We are solidly profitable, and we produce substantial free cash flow. We have a strong balance sheet, with ample liquidity and conservative net debt outstanding. Through our ongoing reengineering initiative, we continue to manage our expenses aggressively to maximize earnings.

Given the environment in which we and our clients are operating, our goal through fiscal 2010 will be to continue delivering shareholder value and placing ourselves on the path to growth when economic conditions improve. Toward that end, we will stay true to our ongoing reengineering initiative, and remain focused on increasing market share.

While the near-term challenges remain significant, we have the appropriate controls in place to generate solid earnings and maintain our investments in our decision management strategy — a strategy that is particularly relevant at this time, and that we believe will grow more so in the months and years ahead.

Finally, in closing, I'd like to express appreciation for the years of service from board members Allan Loren and John McFarlane, who have elected not to stand for reelection at the 2010 annual meeting. We thank them for their contributions of time and talent, and wish them much continued success.



Mark Greene
Chief Executive Officer
Fair Isaac Corporation

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from to

Commission File Number 1-11689

Fair Isaac Corporation

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**94-1499887** *(I.R.S. Employer Identification No.)*
901 Marquette Avenue, Suite 3200 **Minneapolis, Minnesota** *(Address of principal executive offices)*	**55402-3232** *(Zip Code)*

Registrant's telephone number, including area code:
612-758-5200

Securities registered pursuant to Section 12(b) of the Act:

(Title of Class)	(Name of Each Exchange on Which Registered)
Common Stock, $0.01 par value per share	New York Stock Exchange, Inc.
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file report pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

As of March 31, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $465,131,153 based on the last transaction price as reported on the New York Stock Exchange on such date. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purposes.

The number of shares of common stock outstanding on October 31, 2009 was 48,180,993 (excluding 40,675,790 shares held by the Company as treasury stock).

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD LOOKING STATEMENTS

Statements contained in this Report that are not statements of historical fact should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In addition, certain statements in our future filings with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other statements concerning future financial performance; (ii) statements of our plans and objectives by our management or Board of Directors, including those relating to products or services; (iii) statements of assumptions underlying such statements; (iv) statements regarding business relationships with vendors, customers or collaborators; and (v) statements regarding products, their characteristics, performance, sales potential or effect in the hands of customers. Words such as "believes," "anticipates," "expects," "intends," "targeted," "should," "potential," "goals," "strategy," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described in Item 1A of Part I, Risk Factors, below. The performance of our business and our securities may be adversely affected by these factors and by other factors common to other businesses and investments, or to the general economy. Forward-looking statements are qualified by some or all of these risk factors. Therefore, you should consider these risk factors with caution and form your own critical and independent conclusions about the likely effect of these risk factors on our future performance. Such forward-looking statements speak only as of the date on which statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events or circumstances. Readers should carefully review the disclosures and the risk factors described in this and other documents we file from time to time with the SEC, including our reports on Forms 10-Q and 8-K to be filed by the Company in fiscal 2010.

PART I

Item 1. *Business*

GENERAL

Fair Isaac Corporation (NYSE: FICO) (together with its consolidated subsidiaries, the "Company", which may also be referred to in this report as "we," "us," "our," and "FICO") provides products and services that enable businesses to automate, improve and connect decisions to enhance business performance. Our predictive analytics, which includes the industry-standard FICO® score, and our Decision Management ("DM") systems power hundreds of billions of customer decisions each year.

We were founded in 1956 on the premise that data, used intelligently, can improve business decisions. Today, we help thousands of companies in 80 countries use our Decision Management technology to target and acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses, and enter new markets more profitably. Most leading banks and credit card issuers rely on our solutions, as do insurers, retailers and healthcare organizations. We also serve consumers through online services that enable people to purchase and understand their FICO® scores, the standard measure in the United States of credit risk, empowering them to manage their financial health.

More information about us can be found on our principal website, www.fico.com. We make our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, as well as amendments to those reports, available free of charge through our website as soon as reasonably practicable after we electronically file them with the SEC. Information on our website is not part of this report.

PRODUCTS AND SERVICES

We help businesses automate, improve and connect decisions across the enterprise, an approach we commonly refer to as Decision Management. Most of our solutions address customer decisions, including customer targeting and acquisition, account origination, customer management, fraud management, collections and recovery. We also help businesses improve noncustomer decisions such as transaction and claims processing, and network integrity review. Our solutions enable users to make decisions that are more precise, consistent and agile, and that systematically advance business goals. This helps our clients to reduce the cost of doing business, increase revenues and profitability, reduce losses from risks and fraud, and increase customer loyalty.

Our Segments

We deliver Decision Management through products and services that we categorize into the following four operating segments:

- *Strategy Machine® Solutions.* These are preconfigured Decision Management applications designed for a specific type of business problem or process, such as marketing, account origination, customer management, fraud and insurance claims management. This segment also includes our myFICO® solutions for consumers.

- *Scoring Solutions.* Our scoring solutions give our clients access to analytics that can be easily integrated into their transaction streams and decision-making processes. Our scoring solutions are distributed through major credit reporting agencies, and we also offer services that provide our scores to clients directly.

- *Professional Services.* Through our professional services, we tailor our Decision Management products to our clients' environments, and we design more effective decisioning environments for our clients. This segment includes revenues from custom engagements, business solution and technical consulting services, systems integration services, and data management services.

- *Analytic Software Tools.* This segment is composed of software tools that clients can use to create their own custom Decision Management applications.

Comparative segment revenues, operating income and related financial information for fiscal 2009, 2008 and 2007 are set forth in Note 20 to the accompanying consolidated financial statements.

Key Products and Services by Operating Segment

In fiscal 2009, we officially adopted the brand FICO as our new corporate identity. As a result, we have changed the names of many of our products, reflected in the table below, and the discussion that follows.

Operating Segment	Key Products and Services
Strategy Machine Solutions	
Marketing	FICO® Precision Marketing Manager
Originations	FICO® LiquidCredit® service FICO® Capstone® Decision Manager FICO® Capstone® Decision Accelerator
Customer Management	FICO® TRIAD® Customer Manager FICO® Transaction Scores
Fraud	FICO™ Falcon® Fraud Manager FICO™ Fraud Predictor with Merchant Profiles FICO™ Falcon® ID solution FICO™ Card Alert Service
Collections & Recovery	FICO® Debt Manager™ solution FICO™ Recovery Management System™ solution (“RMS™) FICO® Network FICO™ PlacementsPlus® service
Insurance and Healthcare	FICO™ Insurance Fraud Manager FICO™ MIRA™ Claims Advisor for Reserving
Analytics	Predictive Analytics FICO™ Custom Decision Optimization Portfolio Analytics
Consumer	myFICO® service Score Watch® subscription
Scoring Solutions	FICO® Scores FICO® Expansion® Scores FICO® Revenue Scores FICO® Bankruptcy Scores FICO® Insurance Scores Property PredictR™, a FICO® Insurance Score FICO® PreScore® Service
Professional Services	Business and solution consulting Marketing services Analytic services
Analytic Software Tools	FICO™ Blaze Advisor® business rules management system FICO™ Model Builder FICO™ Decision Optimizer FICO™ Xpress Optimization Suite

Our Solutions

Our solutions involve three fundamental disciplines:

- Analytics to identify the risks and opportunities associated with individual clients, prospects and transactions, in order to detect patterns such as fraud, and to improve the design of decision logic or "strategies";
- Data management, profiling and text recognition that bring extensive customer information to every decision; and
- Software such as rules management systems that implement business rules, models and decision strategies, often in a real-time environment.

All of our solutions are designed to help businesses make decisions that are faster, more precise, more consistent and more agile, while reducing costs and risks incurred in making decisions.

Strategy Machine Solutions

We develop industry-tailored Decision Management applications, categorized as Strategy Machine Solutions, which apply analytics, data management and Decision Management software to specific business challenges and processes. These include credit offer prescreening, insurance claims management and others. Our Strategy Machine Solutions primarily serve clients in the banking, insurance, healthcare, and retail sectors. Within our Strategy Machine Solutions segment our customer management solutions accounted for 10%, 9% and 8% of total revenues in fiscal 2009, 2008 and 2007, respectively, and our fraud solutions accounted for 17%, 15% and 15% of total revenues in each of these periods, respectively.

Marketing Strategy Machine Solutions

The chief Strategy Machine offering for marketing is our FICO® Precision Marketing Manager. The Precision Marketing Manager solution is a suite of products, capabilities and services designed to integrate all of the technology and analytic services needed to perform context-sensitive customer acquisition, cross-selling and retention programs. The Precision Marketing Manager solution enables companies that offer multiple products and use multiple channels (companies such as large financial institutions, consumer branded goods companies, pharmaceutical companies, retail merchants and hospitality companies) to execute more efficient and profitable customer interactions. Services offered under the Precision Marketing Manager brand name include customer data integration services; services that enable real-time marketing through direct consumer interaction channels; campaign management and optimization services; interactive tools that automate the design, execution and collection of customer response data across multiple channels; and customer data collection, management and profiling services.

A number of our marketing products and services are designed for specific industries, such as retail. For example, a product for retailers is our FICO® Retail Action Manager, which determines the optimal products to recommend to consumers based on purchase propensity.

Originations Strategy Machine Solutions

We provide solutions that enable banks, credit unions, finance companies, installment lenders and other companies to automate and improve the processing of requests for credit or service. These solutions increase the speed and efficiency with which requests are handled, reduce losses and increase approval rates through analytics that assess applicant risk, and reduce the need for manual review by loan officers.

Our solutions include the web-based FICO® LiquidCredit® service, which is primarily focused on credit decisions and is offered largely to mid-tier banking institutions. In addition, we offer FICO® Capstone® Decision Manager, an end-user software solution for application decisioning and processing and FICO® Capstone® Decision Accelerator, a rules-based application based on our FICO™ Blaze Advisor® business rules management system. We also offer custom and consortium-based credit risk and application fraud models.

Customer Management Strategy Machine Solutions

Our customer management products and services enable businesses to automate and improve decisions on their existing customers. These solutions help businesses decide which customers to cross-sell, what additional products and services to offer, whether customer risk levels have increased or decreased, when and how much to change a customer's credit line, what pricing adjustments to make in response to account performance or promotional goals, and how to treat delinquent and high-risk accounts.

We provide customer management solutions for:

- *Banking.* In banking, our leading account and customer management product is the FICO® TRIAD® Customer Manager. The solution is an adaptive control system, so named because it enables businesses to rapidly adapt to changing business and internal conditions by designing and testing new strategies in a "champion/challenger" environment. The TRIAD system is the world's leading credit account management system. Our latest version of the TRIAD system enables users to manage risk and communications at both the account and customer level from a single platform. We also offer transaction-based neural network models (the term neural network is defined under "Technology" later in this section) called FICO® Transaction Scores, which help card issuers identify high-risk behavior more quickly and thus manage their credit card accounts more profitably. We market and sell TRIAD end-user software licenses, maintenance, consulting services, and strategy design and evaluation. Additionally, we provide TRIAD services and similar credit account management services through third-party credit card processors worldwide, including the two largest processors in the U.S., First Data Resources, Inc. and Total System Services, Inc.
- *Insurance.* We provide property and casualty insurers with Decision Management solutions that enable them to create, test and implement decision strategies for areas such as cross-selling, pricing, claims handling, retention, prospecting and underwriting.

Fraud Strategy Machine Solutions

Our fraud management products improve our clients' profitability by predicting the likelihood that a given transaction or customer account is experiencing fraud. Our fraud products analyze customer transactions in real time and generate recommendations for immediate action, which is critical to stopping third-party fraud, as well as first-party fraud and deliberate misuse of account privileges. These applications can also detect some organized fraud schemes, such as skimming or organized bust-out fraud, that are too complex and well-hidden to be identified by other methods.

Our solutions are designed to detect and prevent a wide variety of fraud and risk types across multiple industries, including credit and debit payment card fraud; deposit account fraud; identity fraud; technical fraud and bad debt; healthcare fraud; Medicaid and Medicare fraud; and property and casualty insurance fraud, including workers' compensation fraud. FICO fraud solutions protect merchants, financial institutions, insurance companies, government agencies and employers from losses and damaged customer relationships caused by fraud and related criminal behavior.

Our leading fraud detection solution is FICO™ Falcon® Fraud Manager, recognized as the leader in global payment card fraud detection. Falcon Fraud Manager's neural network predictive models and patented profiling technology, both further described below in the "Technology" section, examine transaction, cardholder and merchant data to detect a wide range of credit and debit card fraud quickly and accurately. Falcon Fraud Manager analyzes card transactions in real time, assesses the risk of fraud, and takes the user-defined steps to prevent fraud while expediting legitimate transactions.

FICO™ Fraud Predictor with Merchant Profiles is used in conjunction with Falcon Fraud Manager to improve fraud detection rates by analyzing merchant profile data. The merchant profiles include characteristics that reveal, for example, merchants that have a history of higher fraud volumes, and which purchase types and ticket sizes have most often been fraudulent at a particular merchant.

FICO™ Falcon® ID solution enables lenders to control identity fraud across the customer lifecycle. Falcon ID solution relies on multiple sources of data and complex statistical modeling techniques to identify activity that is at high risk of stemming from identity theft. It also provides business rules management that companies can use to identify and resolve cases that appear to involve identity theft.

In addition to the Falcon products, we offer FICO™ Card Alert Service. Card Alert Service is a solution for fighting debit and ATM fraud in the U.S. The Card Alert Service identifies and reports counterfeit payment cards to issuers before the majority of them incur fraud losses. The service analyzes daily transactions across multiple financial institutions, and uses this data to pinpoint multi-card fraud and identify common points of compromise.

Collections & Recovery Strategy Machine Solutions

Our leading solutions in this area are the FICO® Debt Manager™ solution and the FICO™ Recovery Management System™ ("RMS") solution. The Debt Manager solution automates the full cycle of collections and recovery, including early collections, late collections, asset disposal, agency placement, recovery, litigation, bankruptcy, asset management and residual balance recovery. The RMS solution is focused on the later phases of distressed debt management, including bankruptcy and agency management. Companies using the Debt Manager solution and the RMS solution in the U.S. can access partner services such as collection agencies and attorneys via the FICO® Network, which provides web-based access to and from thousands of third-party collections and recovery service providers, as well as access to multiple data sources and FICO solutions hosted in ASP mode. We also provide the FICO™ PlacementsPlus® service, an account placement optimization and management system.

Insurance and Healthcare Strategy Machine Solutions

We provide fraud and claims management solutions for different segments of the healthcare market. Our principal solutions in this area are:

- FICO™ Insurance Fraud Manager, which uses predictive modeling to detect claims fraud, abuse and errors before payment, and identify suspicious providers as soon as aberrant behavior patterns emerge. FICO offers versions tailored to Healthcare and Workers Compensation.
- FICO™ MIRA™ Claims Advisor for Reserving, which uses predictive models to forecast appropriate claims reserves based on individual claim data.

Analytic Strategy Machine Solutions.

We perform custom predictive, descriptive and decision modeling and related analytic projects for clients in multiple industries. This work leverages our analytic methodologies and expertise to solve risk management and marketing challenges for a single business, using that business's data and industry best practices to develop a highly customized solution. Most of this work falls under predictive analytics, decision analysis and optimization, which provide greater insight into customer preferences and future customer behavior. Within decision analysis and optimization, we apply data and proprietary algorithms to the design of customer treatment strategies.

Consumer Strategy Machine Solutions

Through our myFICO® service, we provide solutions based on our analytics to consumers, sold directly by us or through distribution partners. Consumers can use the myfico.com website to purchase their FICO® scores, the credit reports underlying the scores, explanations of the factors affecting their scores, and customized advice on how to manage their scores. Customers can use the myFICO® service to simulate how taking specific actions would affect their FICO® score. Consumers can also purchase Equifax's Score Watch® subscriptions, which deliver alerts via email and SMS or text messages when the user's scores or balances change. The myFICO products and subscription offerings are available online at www.myfico.com in partnership with two major U.S. credit reporting agencies: Equifax Inc. ("Equifax") and TransUnion

Corporation ("TransUnion"). The myFICO products and subscription offerings are also available to consumers through lenders, financial portals and numerous other partners.

Scoring Solutions

We develop the world's leading credit scores based on third-party data. Our FICO® scores are used in most U.S. credit decisions, by most of the major financial service and credit card organizations as well as by mortgage and auto loan originators. These scores provide a consistent and objective measure of an individual's credit risk. Credit grantors use the FICO® scores to prescreen solicitation candidates, to evaluate applicants for new credit and to review existing accounts. The FICO® scores are calculated based on proprietary scoring models. The scores produced by these models are available through each of the three major credit reporting agencies in the United States: TransUnion, Experian and Equifax. Users generally pay the credit reporting agencies scoring fees based on usage, and the credit reporting agencies share these fees with us.

In fiscal 2009, a substantially upgraded version of the FICO® score for U.S. lenders, the FICO® 8 score (formerly referred to as the FICO® 08 score), became available at the three major credit reporting agencies. This release includes enhancements that increase its predictive power, as well as enhancements that consider authorized user accounts (accounts where another consumer is added as a user of the primary cardholder's account) while limiting the possibility that such accounts are used to artificially inflate scores.

Our scoring portfolio also includes the FICO® Expansion® score, which provides scores on U.S. consumers who do not have traditional FICO® scores, generally because they have too few credit accounts being reported to the credit reporting agencies. The score analyzes multiple sources of non-traditional credit data such as subscription memberships, deposit account activity and utility payment histories. The resulting scores have the same 300 — 850® score range as the traditional FICO® score.

In fiscal 2009, the FICO® Credit Capacity Index™, which forecasts the ability of a consumer to handle additional credit, became available at Equifax.

In fiscal 2009, the FICO® Score Trend Service was released to market. This comprehensive reporting package allows lenders to drill down into industry FICO® score trends, indexed by a range of criteria such as industry, geography and time period, in order to regularly analyze their own portfolios, and improve their risk management and forecasting.

Outside of North America, we offer the FICO® score through credit reporting agencies in 11 markets worldwide, and have installed client-specific versions of the FICO® score in a further 10 countries. Like FICO® scores in North America, these scores help lenders in multiple countries leverage the FICO® score's predictive analysis to assess the risk of prospects, applicants and borrowers. FICO® scores are in use or being implemented in 21 different countries across five continents.

In addition to the scoring noted above, we also offer marketing and bankruptcy scores known as FICO® Revenue Scores and FICO® Bankruptcy Scores through the U.S. credit reporting agencies; an application fraud, revenue and bankruptcy score available in Canada; and commercial credit scores delivered by both U.S. and U.K. credit reporting agencies, and soon to be released in Singapore.

We have also developed scoring systems for insurance underwriters and marketers. Such systems use the same underlying statistical technology as our FICO risk scores, but are designed to predict applicant or policyholder insurance loss risk for automobile or homeowners' coverage. Our insurance scores are available in the U.S. from TransUnion, Experian, Equifax and ChoicePoint, Inc., and in Canada from Equifax. We also offer an insurance score called the Property PredictR™ score, which analyzes property inspection database data from an insurance services provider, Millennium Information Services, Inc., to calculate the loss risk of a property.

We provide credit bureau scoring services and related consulting directly to users in banking through the FICO® PreScore® service for prescreening solicitation candidates.

Professional Services

We provide a variety of custom offerings, business solution and technology consulting services, and data management services to clients worldwide. The focus is on leveraging our industry experience and technical expertise, typically on a custom basis, to help clients address unique business challenges, to support the usage of our Strategy Machine solutions and our analytic software tools, and to create new sales opportunities for our other offerings. This group also performs consultative selling, developing customized solution sets combining various products and capabilities to meet unique client or industry opportunities. These services are generally offered on an hourly or fixed fee basis.

Our services include:

- *Business and solution consulting.* We help clients implement and use our solutions and technologies. These projects draw on our product knowledge, industry expertise and technical skills. Services that fall into this category include consulting to improve the effectiveness of our clients' collections and recovery operations, fraud operations and use of business rules management.

- *Marketing services.* We help clients gain insight into their customers by enabling the access, analysis and application of corporate data and information. This work involves implementing enterprise-level data and Decision Management systems, including data warehouses and marts, campaign management tools, database marketing engines, rules-based decision engines and analytical applications.

- *Analytic services.* We help clients implement, deploy and use custom analytics, with engagements ranging from model development to full analytic partnerships. Our analytic services also include delivery, proof of concept and other engagements for clients in multiple industries.

Analytic Software Tools

We provide end-user software products that businesses use to build their own tailored Decision Management applications. In contrast to our packaged Strategy Machine solutions developed for specific industry applications, our analytic software tools support the addition of Decision Management capabilities to virtually any application or operational system. These tools are sold as licensed software, and can be used by themselves or together to advance a client's Decision Management initiatives. We use these tools as common software components for our own Decision Management applications, described above in the Strategy Machine Solutions section. They are also key components of our Decision Management architecture, described in the Technology section. We also partner with third-party providers within given industry markets and with major software companies to embed our tools within existing applications.

The principal products offered are software tools for:

- *Rules Management.* The FICO™ Blaze Advisor® business rules management system is used to design, develop, execute and maintain rules-based business applications. The Blaze Advisor system enables businesses to more quickly develop complex decision-making applications, respond to changing customer needs, implement regulatory compliance and reduce the total cost of day-to-day operations. The Blaze Advisor system is sold as an end-user tool and is also the rules engine within several of our Decision Management applications. The Blaze Advisor system, available in six languages, is a multi-platform solution that supports Web Services and service-oriented architectures (SOA), Java 2 Enterprise Edition (J2EE) platforms, Microsoft .NET and COBOL for z/OS mainframes, and is the first rules engine to support Java, .NET and COBOL deployment of the same rules. It also incorporates the exclusive Rete III rules execution technology, which improves the efficiency and speed with which the Blaze Advisor system is able to process and execute complex, high-volume business rules.

- *Model Development.* FICO™ Model Builder enables the user to develop and deploy sophisticated predictive models for use in automated decisions. This software is based on the methodology and tools FICO uses to build both client-level and industry-level predictive models, which we have evolved over nearly 40 years. The predictive models produced can be embedded in custom production applications or one of our Decision Management applications and can also be executed in the FICO™ Blaze Advisor® system.

- *Optimization.* FICO™ Xpress Optimization Suite includes Xpress-Mosel, a powerful compiled modeling and programming language specifically designed for the rapid modeling and deployment of optimization problems; Xpress-Optimizer, sophisticated, robust optimization algorithms for solving large optimization problems; and Xpress-IVE, a complete visual development environment for Xpress-Mosel under Windows, incorporating a Mosel program editor, compiler and execution environment. The Xpress tools are licensed to end users, consultants and independent software vendors in several industries, and Xpress-Optimizer is embedded in FICO™ Decision Optimizer software. Decision Optimizer is a software tool that enables complex, large-scale optimizations involving dozens of networked action-effect models, and enables exploration and simulation of many optimized scenarios along an "efficient frontier" of options. The data-driven strategies produced by these tools can be executed by the FICO™ Blaze Advisor® system or one of our Decision Management applications.

Effective October 1, 2009, we implemented an organizational restructuring that consolidated our current operating segment structure from four segments to three. The new segments are as follows:

- *Scores.* This segment will include our business-to-business Scoring Solutions, our myFICO® solutions for consumers and associated professional services.
- *Applications.* This segment will include the current Strategy Machine Solutions, excluding our myFICO® solutions for consumers, and associated professional services.
- *Tools.* This segment will include our Analytic Software Tools and associated professional services.

The Professional Services segment, which represents delivery and integration services, will be combined with the applicable segment to which the services relate.

COMPETITION

The market for our advanced solutions is intensely competitive and is constantly changing. Our competitors vary in size and in the scope of the products and services they offer. We encounter competition from a number of sources, including:

- in-house analytic and systems developers;
- scoring model builders;
- enterprise resource planning ("ERP") and customer relationship management ("CRM") packaged solutions providers;
- business intelligence solutions providers;
- business process management and business rules management providers;
- providers of credit reports and credit scores;
- providers of automated application processing services;
- data vendors;
- neural network developers and artificial intelligence system builders;
- third-party professional services and consulting organizations;
- providers of account/workflow management software;
- software companies supplying modeling, rules, or analytic development tools.

We believe that none of our competitors offers the same mix of products as we do, has the same expertise in predictive analytics and their integration with Decision Management software, and can offer the enhanced lifecycle management capabilities we offer in areas like banking. However, certain competitors may have larger shares of particular geographic or product markets.

Strategy Machine Solutions

The competition for our Strategy Machine Solutions varies by both application and industry.

In the marketing services market, we compete with Acxiom, Epsilon, Equifax, Experian, Harte-Hanks, InfoUSA, KnowledgeBase, Merkle and TargetBase, among others. We also compete with traditional advertising agencies and companies' own internal information technology and analytics departments.

In the origination market, we compete with Experian, Equifax, and CGI, among others.

In the customer management market, we compete with Experian, among others.

In the fraud solutions market, we mainly compete with NICE Systems, ID Analytics, Experian, SAS, Retail Decisions plc, Norkom and ACI Worldwide, a division of Transaction Systems Architects, in the banking market; IBM and ViPS in the healthcare segment; and SAS, Infoglide Software Corporation, NetMap Analytics and Magnify in the property and casualty and workers' compensation insurance market.

In the collections and recovery solutions market, we mainly compete with CGI, Experian, and various boutique firms for software and ASP servicing and in-house scoring and computer science departments, along with the three major U.S. credit reporting agencies and Experian-Scorex for scoring and optimization projects.

In the insurance and healthcare solutions market, we mainly compete with Emdeon, Ingenix, ViPS, MedStat, Detica, SAS, Verisk Analytics and IBM.

For our direct-to-consumer services that deliver credit scores, credit reports and consumer credit education services, we compete with our credit reporting agency partners and their affiliated companies, as well as with Trilegiant, InterSections and others.

Scoring Solutions

In this segment, we compete with both outside suppliers and in-house analytics and computer systems departments for scoring business. Major competitors among outside suppliers of scoring models include the three major credit reporting agencies in the U.S. and Canada, which are also our partners in offering our scoring solutions; Experian and Experian-Scorex (U.S. partner), TransUnion and TransUnion International, Equifax, VantageScore (a joint venture entity established by the major U.S. credit reporting agencies), CRIF and other credit reporting agencies outside the United States; and other data providers like LexisNexis and ChoicePoint, some of which also represent FICO partners.

Professional Services

We compete with a variety of organizations that offer consulting services, primarily specialty technology and consulting firms. In addition, a client may use its own resources rather than engage an outside firm for these services. Our competitors include information technology product and services vendors, management and strategy consulting firms, smaller specialized information technology consulting firms and analytical services firms.

Analytic Software Tools

Our primary competitors in this segment include IBM, SAS, SPSS (being acquired by IBM), Angoss, Computer Associates International and Pegasystems.

Competitive Factors

We believe the principal competitive factors affecting our markets include: technical performance; access to unique proprietary databases; availability in ASP format; product attributes like adaptability, scalability, interoperability, functionality and ease-of-use; product price; customer service and support; the effectiveness of sales and marketing efforts; existing market penetration; and our reputation. Although we believe our products and services compete favorably with respect to these factors, we may not be able to maintain our competitive position against current and future competitors.

MARKETS AND CUSTOMERS

Our products and services serve clients in multiple industries, including primarily banking, insurance, retail and healthcare,. End users of our products include 91 of the 100 largest financial institutions in the United States, and more than half of the largest 100 banks in the world. Our clients also include more than 400 insurers, including the top ten U.S. property and casualty insurers; more than 200 retailers and general merchandisers, including about one-third of the top 100 U.S. retailers; more than 100 government or public agencies; and more than 150 healthcare and pharmaceuticals companies, including eight of the world's top ten pharmaceuticals companies. Nine of the top ten companies on the 2009 *Fortune* 500 list use FICO's solutions.

In addition, our consumer services are marketed to an estimated 200 million U.S. consumers whose credit relationships are reported to the three major credit reporting agencies.

In the United States, we market our products and services primarily through our own direct sales organization that is organized around vertical markets. Sales groups are based in our headquarters and in field offices strategically located both in and outside the United States. We also market our products through indirect channels, including alliance partners and other resellers.

During fiscal 2009, 2008 and 2007, revenues generated from our agreements with Equifax, TransUnion and Experian collectively accounted for 19%, 19%, and 20% of our total revenues, respectively.

Outside the United States, we market our products and services primarily through our subsidiary sales organizations. Our subsidiaries license and support our products in their local countries as well as within other foreign countries where we do not operate through a direct sales subsidiary. We also market our products through resellers and independent distributors in international territories not covered by our subsidiaries' direct sales organizations.

Our largest market segments outside the United States are the United Kingdom and Canada. In addition, we have delivered products to users in over 80 countries.

Revenues from international customers, including end users and resellers, amounted to 32%, 33%, and 31% of our total revenues in fiscal 2009, 2008 and 2007, respectively. See Note 20 to the accompanying consolidated financial statements for a summary of our operating segments and geographic information.

TECHNOLOGY

We specialize in analytics, software and data management technologies that analyze data and drive business processes and decision strategies. We maintain active research in a number of fields for the purposes of deriving greater insight and predictive value from data, making various forms of data more usable and valuable to the model-building process, and automating and applying analytics to the various processes involved in making high-volume decisions in real time.

Because of our pioneering work in credit scoring and fraud detection, we are widely recognized as the leader in predictive analytics. In addition, our Blaze Advisor software is consistently ranked as a leader in rules management systems. In all our work, we believe that our tools and processes are among the very best commercially available, and that we are uniquely able to integrate advanced analytic, software and data technologies into mission-critical business solutions that offer superior returns on investment.

In 2009, we introduced our first product releases that support our integrated technical architecture for Decision Management, which will ensure interoperability across FICO systems. Our intention is to bring greater flexibility, higher analytic performance and better decisions across the lifecycle. Building on FICO's broad and deep experience in developing Decision Management applications, the architecture is service-oriented, designed for easy standards-based integration with our clients' core systems and will support and deliver ever more powerful analytics that operate both within specific stages of the customer lifecycle and across them. This Decision Management architecture will contain capabilities from existing FICO products, from new and existing components and from third-party providers. We have developed the architecture's components and are migrating our software products onto the architecture. This migration will take the form of successive product releases that also provide immediate client value through added functionality.

The technologies listed below are all supported by the Decision Management architecture, which will create tighter integration between our Decision Management applications, as well as our Analytic Software Tools.

Principal Areas of Expertise

Predictive Modeling. Predictive modeling identifies and mathematically represents underlying relationships in historical data in order to explain the data and make predictions or classifications about future events. Our models summarize large quantities of data to amplify its value. Predictive models typically analyze current and historical data on individuals to produce easily understood metrics such as scores. These scores rank-order individuals by likely future performance, e.g., their likelihood of making credit payments on time, or of responding to a particular offer for services. We also include in this category models that detect the likelihood of a transaction being fraudulent. Our predictive models are frequently operationalized in mission-critical transactional systems and drive decisions and actions in near real time. A number of analytic methodologies underlie our products in this area. These include proprietary applications of both linear and nonlinear mathematical programming algorithms, in which one objective is optimized within a set of constraints, and advanced "neural" systems, which learn complex patterns from large data sets to predict the probability that a new individual will exhibit certain behaviors of business interest. We also apply various related statistical techniques for analysis and pattern detection within large datasets.

Decision Analysis and Optimization. Decision analysis refers to the broad quantitative field that deals with modeling, analyzing and optimizing decisions made by individuals, groups and organizations. Whereas predictive models analyze multiple aspects of individual behavior to forecast future behavior, decision analysis analyzes multiple aspects of a given decision to identify the most effective action to take to reach a desired result. We have developed an integrated approach to decision analysis that incorporates the development of a decision model that mathematically maps the entire decision structure; proprietary optimization technology that identifies the most effective strategies, given both the performance objective and constraints; the development of designed testing required for active, continuous learning; and the robust extrapolation of an optimized strategy to a wider set of scenarios than historically encountered. Our optimization capabilities also include a proprietary mathematical modeling and programming language, an easy-to-use development environment, and a state-of-the-art set of optimization algorithms. These capabilities allow us to solve a large variety of optimization problems across all industries.

Transaction Profiling. Transaction profiling is a patent-protected technique used to extract meaningful information and reduce the complexity of transaction data used in modeling. Many of our products operate using transactional data, such as credit card purchase transactions, or other types of data that change over time. In its raw form, this data is very difficult to use in predictive models for several reasons. First, an isolated transaction contains very little information about the behavior of the individual who generated the transaction. In addition, transaction patterns change rapidly over time. Finally, this type of data can often be highly complex. To overcome these issues, we have developed a set of proprietary techniques that transform raw transactional data into a mathematical representation that reveals latent information, and which make the data more usable by predictive models. This profiling technology accumulates data across multiple transactions of many types to create and update profiles of transaction patterns. These profiles enable our neural network models to efficiently and effectively make accurate assessments of, for example, fraud risk and credit risk within real-time transaction streams.

Customer Data Integration. Decisions made on customers or prospects can benefit from data stored in multiple sources, both inside and outside the enterprise. We have focused on developing data integration processes that are able to assemble and integrate those disparate data sources into a unified view of the customer or household, through the application of persistent keying technology.

Decision Management Software. In order to make a decision strategy operational, the various steps and rules need to be programmed or exported into the business' software infrastructure, where it can communicate with front-end, customer-facing systems and back-end systems such as billing systems. We have developed software systems, sometimes known as decision engines and business rules management systems, which perform the necessary functions to execute a decision strategy. Our software includes very efficient programs for these functions, facilitating, for example, business user definition of extremely complex decision strategies using graphic user interfaces; simultaneous testing of hundreds of decision strategies in "champion/challenger" (test/control) mode; high-volume processing and analysis of transactions in real time; integration of multiple data sources; and execution of predictive models for improved behavior forecasts and finer segmentation. Decision Management software is an integral part of our Decision Management applications, described earlier.

Research and Development Activities

Our research and development expenses were $73.6 million, $77.8 million, and $69.3 million in fiscal 2009, 2008 and 2007, respectively. We believe that our future success depends on our ability to continually maintain and improve our core technologies, enhance our existing products, and develop new products and technologies that meet an expanding range of markets and customer requirements. In the development of new products and enhancements to existing products, we use our own development tools extensively.

We have traditionally relied primarily on the internal development of our products. Based on timing and cost considerations; however, we have acquired, and in the future may consider acquiring, technology or products from third parties.

PRODUCT PROTECTION AND TRADEMARKS

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality agreements and procedures to protect our proprietary rights.

We retain the title to and protect the suite of models and software used to develop scoring models as a trade secret. We also restrict access to our source code and limit access to and distribution of our software, documentation and other proprietary information. We have generally relied upon the laws protecting trade secrets and upon contractual nondisclosure safeguards and restrictions on transferability to protect our software and proprietary interests in our product and service methodology and know-how. Our confidentiality procedures include invention assignment and proprietary information agreements with our employees and independent contractors, and nondisclosure agreements with our distributors, strategic partners and customers. We also claim copyright protection for certain proprietary software and documentation.

We have patents on many of our technologies and have patent applications pending on other technologies. The patents we hold may not be upheld as valid and may not prevent the development of competitive products. In addition, patents may never be issued on our pending patent applications or on any future applications that we may submit. We currently hold 72 U.S. and 14 foreign patents with 146 applications pending.

Despite our precautions, it may be possible for competitors or users to copy or reproduce aspects of our software or to obtain information that we regard as trade secrets. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Patents and other protections for our intellectual property are important, but we believe our success and growth will depend principally on such factors as the knowledge, ability, experience and creative skills of our personnel, new products, frequent product enhancements and name recognition.

We have developed technologies for research projects conducted under agreements with various United States government agencies or their subcontractors. Although we have acquired commercial rights to these technologies, the United States government typically retains ownership of intellectual property rights and licenses in the technologies that we develop under these contracts. In some cases, the United States government can terminate our rights to these technologies if we fail to commercialize them on a timely basis. In addition, under United States government contracts, the government may make the results of our research public, which could limit our competitive advantage with respect to future products based on funded research.

We have used, registered and/or applied to register certain trademarks and service marks for our technologies, products and services. We currently have 46 trademarks registered in the U.S. and select foreign countries.

PERSONNEL

As of September 30, 2009, we employed 2,086 persons worldwide. Of these, 322 full-time employees were located in our Minneapolis and Arden Hills, Minnesota offices, 289 full-time employees were located in our San Rafael, California office, 305 full-time employees were located in our San Diego, California office, 315 full-time employees were located in our India-based office and 208 full-time employees were located in our United Kingdom-based offices. None of our employees is covered by a collective bargaining agreement, and no work stoppages have been experienced.

Information regarding our officers is included in "Executive Officers of the Registrant" at the end of Part I of this report.

Item 1A. *Risk Factors*

Risks Related to Our Business

We have expanded the pursuit of our Decision Management strategy, and we may not be successful, which could cause our growth prospects and results of operations to suffer.

We have expanded the pursuit of our business objective to become a leader in helping businesses automate and improve decisions across their enterprises, an approach that we commonly refer to as Decision Management, or "DM." Our DM strategy is designed to enable us to increase our business by selling multiple products to clients, as well as to enable the development of custom client solutions that may lead to opportunities to develop new proprietary scores or other new proprietary products. The market may be unreceptive to this general DM business approach, including being unreceptive to purchasing multiple products from us or unreceptive to our customized solutions. If our DM strategy is not successful, we may not be able to grow our business, growth may occur more slowly than we anticipate or our revenues and profits may decline.

We derive a substantial portion of our revenues from a small number of products and services, and if the market does not continue to accept these products and services, our revenues will decline.

As we implement our DM strategy, we expect that revenues derived from our scoring solutions, account management solutions, fraud solutions, and originations, collections and recovery solutions will continue to account for a substantial portion of our total revenues for the foreseeable future. Our revenues will decline if the market does not continue to accept these products and services. Factors that might affect the market acceptance of these products and services include the following:

- changes in the business analytics industry;
- changes in technology;
- our inability to obtain or use key data for our products;
- saturation or contraction of market demand;
- loss of key customers;
- industry consolidation;
- failure to execute our selling approach; and
- inability to successfully sell our products in new vertical markets.

If we are unable to access new markets or develop new distribution channels, our business and growth prospects could suffer.

We expect that part of the growth that we seek to achieve through our DM strategy will be derived from the sale of DM products and service solutions in industries and markets we do not currently serve. We also expect to grow our business by delivering our DM solutions through additional distribution channels. If we fail to penetrate these industries and markets to the degree we anticipate utilizing our DM strategy, or if we fail to develop additional distribution channels, we may not be able to grow our business, growth may occur more slowly than we anticipate or our revenues and profits may decline.

If we are unable to develop successful new products or if we experience defects, failures and delays associated with the introduction of new products, our business could suffer serious harm.

Our growth and the success of our DM strategy depend upon our ability to develop and sell new products or suites of products. If we are unable to develop new products, or if we are not successful in introducing new products, we may not be able to grow our business, or growth may occur more slowly than we anticipate. In addition, significant undetected errors or delays in new products or new versions of products may affect market acceptance of our products and could harm our business, financial condition or results of operations. In the past, we have experienced delays while developing and introducing new products and product enhancements, primarily due to difficulties developing models, acquiring data and adapting to particular operating environments. We have also experienced errors or "bugs" in our software products, despite testing prior to release of the products. Software errors in our products could affect the ability of our products to work with other hardware or software products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance of our products. Errors or defects in our products that are significant, or are perceived to be significant, could result in rejection of our products, damage to our reputation, loss of revenues, diversion of development resources, an increase in product liability claims, and increases in service and support costs and warranty claims.

We rely on relatively few customers, as well as our contracts with the three major credit reporting agencies, for a significant portion of our revenues and profits. Certain of our large customers have been negatively impacted by the current financial crisis. If these customers continue to be negatively impacted, or if the terms of these relationships otherwise change, our revenues and operating results could decline.

Most of our customers are relatively large enterprises, such as banks, credit card processors, insurance companies, healthcare firms and retailers. As a result, many of our customers and potential customers are significantly larger than we are and may have sufficient bargaining power to demand reduced prices and favorable nonstandard terms.

In addition, since mid-2007, global financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached unprecedented levels in the fall of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions which are customers of our company. The potential for increased and continuing economic disruption presents considerable risks to our business, including potential bankruptcies or credit deterioration of financial institutions with which we have substantial relationships. Further deterioration or a continuation of the market conditions experienced since the fall of 2008 is likely to lead to a continued decline in the volume of transactions that we execute for our customers.

We also derive a substantial portion of our revenues and operating income from our contracts with the three major credit reporting agencies, TransUnion, Equifax and Experian, and other parties that distribute our products to certain markets. We are also currently involved in litigation with TransUnion and Experian arising from their development and marketing of credit scoring products competitive with our products. We have asserted various claims, including unfair competition, antitrust, and breach of contract against these credit reporting agencies and their collective joint venture entity, VantageScore, LLC. This litigation could have a material adverse effect on our relationship with one or more of the major credit reporting agencies, or with major customers.

The loss of or a significant change in a relationship with a major customer, the loss of or a significant change in a relationship with one of the major credit reporting agencies with respect to their distribution of our products or with respect to our myFICO® offerings, the loss of or a significant change in a relationship with a significant third-party distributor or the delay of significant revenues from these sources, could have a material adverse effect on our revenues and results of operations.

We rely on relationships with third parties for marketing, distribution and certain services. If we experience difficulties in these relationships, our future revenues may be adversely affected.

Most of our products rely on distributors, and we intend to continue to market and distribute our products through existing and future distributor relationships. Our Scoring Solutions segment relies on, among others, TransUnion, Equifax and Experian. Failure of our existing and future distributors to generate significant revenues, demands by such distributors to change the terms on which they offer our products or our failure to establish additional distribution or sales and marketing alliances could have a material adverse effect on our business, operating results and financial condition. In addition, certain of our distributors presently compete with us and may compete with us in the future either by developing competitive products themselves or by distributing competitive offerings. For example, TransUnion, Equifax and Experian have developed a credit scoring product to compete directly with our products and are collectively attempting to sell the product. Competition from distributors or other sales and marketing partners could significantly harm sales of our products and services.

If we do not engage in acquisition activity to the extent we have in the past, we may be unable to increase our revenues at historical growth rates.

Our historical revenue growth has been augmented by numerous acquisitions, and we anticipate that acquisitions may continue to be an important part of our revenue growth. Our future revenue growth rate may decline if we do not make acquisitions of similar size and at a comparable rate as in the past.

If we engage in acquisitions, significant investments in new businesses, or divestitures of existing businesses, we will incur a variety of risks, any of which may adversely affect our business.

We have made in the past, and may make in the future, acquisitions of, or significant investments in, businesses that offer complementary products, services and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses, which may include:

- failure to achieve the financial and strategic goals for the acquired and combined business;
- overpayment for the acquired companies or assets;
- difficulty assimilating the operations and personnel of the acquired businesses;
- product liability and other exposure associated with acquired businesses or the sale of their products;
- disruption of our ongoing business;
- dilution of our existing stockholders and earnings per share;
- unanticipated liabilities, legal risks and costs;
- retention of key personnel;
- distraction of management from our ongoing business; and
- impairment of relationships with employees and customers as a result of integration of new management personnel.

We have also divested ourselves of businesses in the past and may do so again in the future. Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

- disruption of our ongoing business;
- reductions of our revenues or earnings per share;
- unanticipated liabilities, legal risks and costs;
- the potential loss of key personnel;
- distraction of management from our ongoing business; and
- impairment of relationships with employees and customers as a result of migrating a business to new owners.

These risks could harm our business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition. Acquisitions of businesses having a significant presence outside the U.S. will increase our exposure to the risks of conducting operations in international markets.

Our reengineering initiative may not be successful which could cause our growth prospects and profitability to suffer.

As part of our management approach, we implement reengineering initiatives designed to grow revenues through strategic resource allocation and improve profitability through cost reductions. Periodically, implementation of our reengineering initiative may reduce our revenues as a result of our exit from non-strategic product lines. Our reengineering initiative may not be successful as a result of our failure to reduce expenses at the anticipated level, our inability to exit all non-strategic product lines included in the initiative, or a lower, or no, positive impact on revenues from strategic resource allocation. If our reengineering initiative is not successful, our revenues, results of operations and business may suffer.

The occurrence of certain negative events may cause fluctuations in our stock price.

The market price of our common stock may be volatile and could be subject to wide fluctuations due to a number of factors, including variations in our revenues and operating results. We believe that you should not rely on period-to-period comparisons of financial results as an indication of future performance. Because many of our operating expenses are fixed and will not be affected by short-term fluctuations in revenues, short-term fluctuations in revenues may significantly impact operating results. Additional factors that may cause our stock price to fluctuate include the following:

- variability in demand from our existing customers;
- failure to meet the expectations of market analysts;
- changes in recommendations by market analysts;
- the lengthy and variable sales cycle of many products, combined with the relatively large size of orders for our products, increases the likelihood of short-term fluctuation in revenues;
- consumer dissatisfaction with, or problems caused by, the performance of our products;
- the timing of new product announcements and introductions in comparison with our competitors;
- the level of our operating expenses;
- changes in competitive and other conditions in the consumer credit, banking and insurance industries;
- fluctuations in domestic and international economic conditions, including a continuation of the substantial disruption currently being experienced by the global financial markets;
- our ability to complete large installations on schedule and within budget;

- acquisition-related expenses and charges; and
- timing of orders for and deliveries of software systems.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the stock prices of many technology companies and financial services companies, and these fluctuations sometimes have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as industry-specific and general economic conditions may adversely affect the market price of our common stock.

Due to ongoing uncertainty in economic conditions and weakness in financial credit markets, the fair value of our businesses has declined. If difficult market and economic conditions continue over a sustained period, we may experience a further decline in the fair value of one or more of our businesses from fiscal 2009 year-end levels. Such further declines in fair value may require us to record an impairment charge related to goodwill, which could adversely affect our results of operations, stock price and business.

Our products have long and variable sales cycles. If we do not accurately predict these cycles, we may not forecast our financial results accurately, and our stock price could be adversely affected.

We experience difficulty in forecasting our revenues accurately because the length of our sales cycles makes it difficult for us to predict the quarter in which sales will occur. In addition, our selling approach is complex because it emphasizes the sale of complete DM solutions involving multiple products or services across our customers' organizations. This makes forecasting of revenues in any given period more difficult. As a result of our sales approach and lengthening sales cycles, revenues and operating results may vary significantly from period to period. For example, the sales cycle for licensing our products typically ranges from 60 days to 18 months. Customers are often cautious in making decisions to acquire our products, because purchasing our products typically involves a significant commitment of capital, and may involve shifts by the customer to a new software and/or hardware platform or changes in the customer's operational procedures. Since our DM strategy contemplates the sale of multiple decision solutions to a customer, expenditures by any given customer are expected to be larger than with our prior sales approach. This may cause customers, particularly those experiencing financial stress, to make purchasing decisions more cautiously. Delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and accept our applications. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur and experience fluctuations in our revenues and operating results. If we are unable to accurately forecast our revenues, our stock price could be adversely affected.

We typically have revenue-generating transactions concentrated in the final weeks of a quarter, which may prevent accurate forecasting of our financial results and cause our stock price to decline.

Large portions of our software license agreements are consummated in the weeks immediately preceding quarter end. Before these agreements are consummated, we create and rely on forecasted revenues for planning, modeling and earnings guidance. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate guidance, which could adversely affect our stock price. Any publicly-stated revenue or earnings projections are subject to this risk.

The failure to recruit and retain additional qualified personnel could hinder our ability to successfully manage our business.

Our DM strategy and our future success will depend in large part on our ability to attract and retain experienced sales, consulting, research and development, marketing, technical support and management personnel. The complexity of our products requires highly trained customer service and technical support personnel to assist customers with product installation and deployment. The labor market for these individuals is very competitive due to the limited number of people available with the necessary technical skills and understanding and may become more competitive with general market and economic improvement. We cannot be certain that our compensation strategies will be perceived as competitive by current or prospective employees. This could impair our ability to recruit and retain personnel. We have experienced difficulty in recruiting qualified personnel, especially technical, sales and consulting personnel, and we may need additional staff to support new customers and/or increased customer needs. We may also recruit skilled technical professionals from other countries to work in the United States. Limitations imposed by immigration laws in the United States and abroad and the availability of visas in the countries where we do business could hinder our ability to attract necessary qualified personnel and harm our business and future operating results. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not succeed in our efforts, and our business could be harmed. The failure of the value of our stock to appreciate may adversely affect our ability to use equity and equity based incentive plans to attract and retain personnel, and may require us to use alternative and more expensive forms of compensation for this purpose.

The failure to obtain certain forms of model construction data from our customers or others could harm our business.

We must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update our products. In most cases, these data must be periodically updated and refreshed to enable our products to continue to work effectively in a changing environment. We do not own or control much of the data that we require, most of which is collected privately and maintained in proprietary databases. Customers and key business alliances provide us with the data we require to analyze transactions, report results and build new models. Our DM strategy depends in part upon our ability to access new forms of data to develop custom and proprietary analytic tools. If we fail to maintain sufficient data sourcing relationships with our customers and business alliances, or if they decline to provide such data due to legal privacy concerns, competition concerns, prohibitions or a lack of permission from their customers, we could lose access to required data and our products, and the development of new products might become less effective. Third parties have asserted copyright interests in these data, and these assertions, if successful, could prevent us from using these data. Any interruption of our supply of data could seriously harm our business, financial condition or results of operations.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. This protection of our proprietary technology is limited, and our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. There can be no assurance that our protection of our intellectual property rights in the United States or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business, financial condition or results of operations.

Some of our technologies were developed under research projects conducted under agreements with various U.S. government agencies or subcontractors. Although we have commercial rights to these technologies, the U.S. government typically retains ownership of intellectual property rights and licenses in the technologies developed by us under these contracts, and in some cases can terminate our rights in these technologies if we fail to commercialize them on a timely basis. Under these contracts with the U.S. government, the results of research may be made public by the government, limiting our competitive advantage with respect to future products based on our research.

If we are subject to infringement claims, it could harm our business.

We expect that products in the industry segments in which we compete, including software products, will increasingly be subject to claims of patent and other intellectual property infringement as the number of products and competitors in our industry segments grow. We may need to defend claims that our products infringe intellectual property rights, and as a result we may:

- incur significant defense costs or substantial damages;
- be required to cease the use or sale of infringing products;
- expend significant resources to develop or license a substitute non-infringing technology;
- discontinue the use of some technology; or
- be required to obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available or might require substantial royalties or license fees that would reduce our margins.

Breaches of security, or the perception that e-commerce is not secure, could harm our business.

Our business requires the appropriate and secure utilization of consumer and other sensitive information. Internet-based electronic commerce requires the secure transmission of confidential information over public networks, and several of our products are accessed through the Internet, including our consumer services accessible through the www.myfico.com website. Security breaches in connection with the delivery of our products and services, including products and services utilizing the Internet, or well-publicized security breaches, and the trend toward broad consumer and general public notification of such incidents, could significantly harm our business, financial condition or results of operations. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting the networks that access our net-sourced products, consumer services and proprietary database information.

Protection from system interruptions is important to our business. If we experience a sustained interruption of our telecommunication systems, it could harm our business.

Systems or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue. These interruptions can include fires, floods, earthquakes, power losses, equipment failures and other events beyond our control.

Risks Related to Our Industry

Our ability to increase our revenues will depend to some extent upon introducing new products and services. If the marketplace does not accept these new products and services, our revenues may decline.

We have a significant share of the available market in portions of our Scoring Solutions segment and for certain services in our Strategy Machine Solutions segment, specifically, the markets for account management services at credit card processors and credit card fraud detection software. To increase our revenues, we must enhance and improve existing products and continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. We believe much of the future growth of our business and the success of our DM strategy will rest on our ability to continue to expand into newer markets for our products and services. Such areas are relatively new to our product development and sales and marketing personnel. Products that we plan to market in the future are in various stages of development. We cannot assure you that the marketplace will accept these products. If our current or potential customers are not willing to switch to or adopt our new products and services, either as a result of the quality of these products and services or due to other factors, such as economic conditions, our revenues will decrease.

If we fail to keep up with rapidly changing technologies, our products could become less competitive or obsolete.

In our markets, technology changes rapidly, and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the Internet. If we fail to enhance our current products and develop new products in response to changes in technology or industry standards, or if we fail to bring product enhancements or new product developments to market quickly enough, our products could rapidly become less competitive or obsolete. For example, the rapid growth of the Internet environment creates new opportunities, risks and uncertainties for businesses, such as ours, which develop software that must also be designed to operate in Internet, intranet and other online environments. Our future success will depend, in part, upon our ability to:

- innovate by internally developing new and competitive technologies;
- use leading third-party technologies effectively;
- continue to develop our technical expertise;
- anticipate and effectively respond to changing customer needs;
- initiate new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases; and
- influence and respond to emerging industry standards and other technological changes.

If our competitors introduce new products and pricing strategies, it could decrease our product sales and market share, or could pressure us to reduce our product prices in a manner that reduces our margins.

We may not be able to compete successfully against our competitors, and this inability could impair our capacity to sell our products. The market for business analytics is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. Our regional and global competitors vary in size and in the scope of the products and services they offer, and include:

- in-house analytic and systems developers;
- scoring model builders;
- enterprise resource planning (ERP) and customer relationship management (CRM) packaged solutions providers;
- business intelligence solutions providers;
- credit report and credit score providers;
- business process management solution providers;
- process modeling tools providers;
- automated application processing services providers;
- data vendors;
- neural network developers and artificial intelligence system builders;
- third-party professional services and consulting organizations;
- account/workflow management software providers; and
- software tools companies supplying modeling, rules, or analytic development tools.

We expect to experience additional competition from other established and emerging companies, as well as from other technologies. For example, certain of our fraud solutions products compete against other methods of preventing credit card fraud, such as credit cards that contain the cardholder's photograph, smart cards, cardholder verification and authentication solutions and other card authorization techniques. Many of our anticipated competitors have greater financial, technical, marketing, professional services and other resources than we do, and industry consolidation is creating even larger competitors in many of our markets. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products. Many of these companies have extensive customer relationships, including relationships with many of our current and potential customers. Furthermore, new competitors or alliances among competitors may emerge and rapidly gain significant market share. For example, TransUnion, Equifax and Experian have formed an alliance that has developed a credit scoring product competitive with our products. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to expand our business and sell our products will be negatively affected.

Our competitors may be able to sell products competitive to ours at lower prices individually or as part of integrated suites of several related products. This ability may cause our customers to purchase products that directly compete with our products from our competitors. Price reductions by our competitors could negatively impact our margins, and could also harm our ability to obtain new long-term contracts and renewals of existing long-term contracts on favorable terms.

Legislation that is enacted by the U.S. Congress, the states, Canadian provinces, and other countries, and government regulations that apply to us or to our customers may expose us to liability, affect our ability to compete in certain markets, limit the profitability of or demand for our products, or render our products obsolete. If these laws and regulations require us to change our current products and services, it could adversely affect our business and results of operations.

Legislation and governmental regulation affect how our business is conducted and, in some cases, subject us to the possibility of future lawsuits arising from our products and services. Globally, legislation and governmental regulation also influence our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. Both our core businesses and our newer initiatives are affected globally by federal, regional, provincial, state and other jurisdictional regulations, including those in the following significant regulatory areas:

- Use of data by creditors and consumer reporting agencies. Examples in the U.S. include the Fair Credit Reporting Act ("FCRA"), the Fair and Accurate Credit Transactions Act ("FACTA"), which amends FCRA, and certain proposed regulations and studies mandated by FACTA, under consideration;

- Laws and regulations that limit the use of credit scoring models such as state "mortgage trigger" laws, state "inquiries" laws, state insurance restrictions on the use of credit based insurance scores, and the Consumer Credit Directive in the European Union.

- Fair lending laws, such as the Truth In Lending Act ("TILA") and Regulation Z, and the Equal Credit Opportunity Act ("ECOA") and Regulation B.

- Privacy and security laws and regulations that limit the use and disclosure of personally identifiable information or require security procedures, including but not limited to the provisions of the Financial Services Modernization Act of 1999, also known as the Gramm Leach Bliley Act ("GLBA"); FACTA; the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"); the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act"); identity theft, file freezing, security breach notification and similar state privacy laws;

- Extension of credit to consumers through the Electronic Fund Transfers Act, as well as nongovernmental VISA and MasterCard electronic payment standards;

- Regulations applicable to secondary market participants such as Fannie Mae and Freddie Mac that could have an impact on our products;

- Insurance laws and regulations applicable to our insurance clients and their use of our insurance products and services;
- The application or extension of consumer protection laws, including, laws governing the use of the Internet and telemarketing, advertising, endorsements and testimonials and credit repair;
- Laws and regulations applicable to operations in other countries, for example, the European Union's Privacy Directive and the Foreign Corrupt Practices Act; and
- Sarbanes-Oxley Act ("SOX") requirements to maintain and verify internal process controls, including controls for material event awareness and notification.
- The implementation of the Emergency Economic Stabilization Act of 2008 by federal regulators to manage the financial crisis in the United States;
- Laws and regulations regarding export controls as they apply to FICO products delivered in non-US countries.

In making credit evaluations of consumers, or in performing fraud screening or user authentication, our customers are subject to requirements of multiple jurisdictions, which may impose onerous and contradictory requirements. Privacy legislation such as GLBA or the European Union's Privacy Directive may also affect the nature and extent of the products or services that we can provide to customers, as well as our ability to collect, monitor and disseminate information subject to privacy protection. In addition to existing regulation, changes in legislative, judicial, regulatory or consumer environments could harm our business, financial condition or results of operations. These regulations and amendments to them could affect the demand for or profitability of some of our products, including scoring and consumer products. New regulations pertaining to financial institutions could cause them to pursue new strategies, reducing the demand for our products.

In response to recent market disruptions, legislators and financial regulators implemented a number of mechanisms designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions, assistance by the banking authorities in arranging acquisitions of weakened banks and broker-dealers, and implementation of programs by the Federal Reserve to provide liquidity to the commercial paper markets. The overall effects of these and other legislative and regulatory efforts on the financial markets are uncertain, and they may not have the intended stabilization effects. Should these or other legislative or regulatory initiatives fail to stabilize and add liquidity to the financial markets, our business, financial condition, results of operations and prospects could be materially and adversely affected. Whether or not legislative or regulatory initiatives or other efforts designed to address recent economic conditions successfully stabilize and add liquidity to the financial markets, we may need to modify our strategies, businesses or operations, and we may incur additional costs in order to compete in a changed business environment.

Our revenues depend, to a great extent, upon conditions in the consumer credit, banking and insurance industries. If our clients' industries continue to experience a downturn, it will likely harm our business, financial condition or results of operations.

During fiscal 2009, 76% of our revenues were derived from sales of products and services to the consumer credit, banking and insurance industries. Since mid-2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached unprecedented levels in the fall of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions. The recent market developments and the potential for increased and continuing disruptions present considerable risks to our businesses and operations. These risks include potential bankruptcies or credit deterioration of financial institutions, many of which are our customers. Further deterioration or a continuation of recent market conditions is likely to lead to a continued decline in the revenue we receive from financial and other institutions.

While the rate of account growth in the U.S. bankcard industry has been slowing and many of our large institutional customers have consolidated in recent years, we have generated most of our revenue growth from our bankcard-related scoring and account management businesses by selling and cross-selling our products and services to large banks and other credit issuers. As the banking industry continues to experience contraction in the number of participating institutions, we may have fewer opportunities for revenue growth due to reduced or changing demand for our products and services that support customer acquisition programs of our customers. In addition, industry contraction could affect the base of recurring revenues derived from contracts in which we are paid on a per-transaction basis as formerly separate customers combine their operations under one contract. There can be no assurance that we will be able to prevent future revenue contraction or effectively promote future revenue growth in our businesses.

While we are attempting to expand our sales of consumer credit, banking and insurance products and services into international markets, the risks are greater as these markets are also experiencing substantial disruption and we are less well-known in them.

Risk Related to External Conditions

Continuing material adverse developments in global economic conditions, or the occurrence of certain other world events, could affect demand for our products and services and harm our business.

Purchases of technology products and services and decisioning solutions are subject to adverse economic conditions. When an economy is struggling, companies in many industries delay or reduce technology purchases, and we experience softened demand for our decisioning solutions and other products and services. Since mid-2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached unprecedented levels in the fall of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions. The widespread economic downturn has also negatively affected the businesses and purchasing decisions of companies in the other industries we serve. These recent market developments and the potential for increased and continuing disruptions present considerable risks to our businesses and operations. If global economic conditions continue to experience stress and negative volatility, or if there is an escalation in regional or global conflicts or terrorism, we will likely experience reductions in the number of available customers and in capital expenditures by our remaining customers, longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition, which may adversely affect our business, results of operations and liquidity.

Whether or not legislative or regulatory initiatives or other efforts successfully stabilize and add liquidity to the financial markets, we may need to modify our strategies, businesses or operations, and we may incur additional costs in order to compete in a changed business environment. Given the volatile nature of the current economic downturn and the uncertainties underlying efforts to mitigate or reverse the downturn, we may not timely anticipate or manage existing, new or additional risks, as well as contingencies or developments, which may include regulatory developments and trends in new products and services. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

In operations outside the United States, we are subject to unique risks that may harm our business, financial condition or results of operations.

A growing portion of our revenues is derived from international sales. During fiscal 2009, 32% of our revenues were derived from business outside the United States. As part of our growth strategy, we plan to continue to pursue opportunities outside the United States, including opportunities in countries with economic systems that are in early stages of development and that may not mature sufficiently to result in growth for our business. Accordingly, our future operating results could be negatively affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

- general economic and political conditions in countries where we sell our products and services;
- difficulty in staffing and efficiently managing our operations in multiple geographic locations and in various countries;

- effects of a variety of foreign laws and regulations, including restrictions on access to personal information;
- import and export licensing requirements;
- longer payment cycles;
- reduced protection for intellectual property rights;
- currency fluctuations;
- changes in tariffs and other trade barriers; and
- difficulties and delays in translating products and related documentation into foreign languages.

There can be no assurance that we will be able to successfully address each of these challenges in the near term. Additionally, some of our business will be conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses are not currently material to our cash flows, financial position or results of operations. However, an increase in our foreign revenues could subject us to increased foreign currency transaction risks in the future.

In addition to the risk of depending on international sales, we have risks incurred in having research and development personnel located in various international locations. We currently have a substantial portion of our product development staff in international locations, some of which have political and developmental risks. If such risks materialize, our business could be damaged.

Our anti-takeover defenses could make it difficult for another company to acquire control of FICO, thereby limiting the demand for our securities by certain types of purchasers or the price investors are willing to pay for our stock.

Certain provisions of our Restated Certificate of Incorporation, as amended, could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include adopting a Shareholder Rights Agreement, commonly known as a "poison pill," and giving our board the ability to issue preferred stock and determine the rights and designations of the preferred stock at any time without stockholder approval. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock. These factors and certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in control or changes in our management, including transactions in which our stockholders might otherwise receive a premium over the fair market value of our common stock.

If we experience changes in tax laws or adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal and state income taxes in the United States and in certain foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates could be adversely affected by changes in tax laws, by our ability to generate taxable income in foreign jurisdictions in order to utilize foreign tax losses, and by the valuation of our deferred tax assets. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from such examinations will not have an adverse effect on our operating results and financial condition.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our properties consist primarily of leased office facilities for sales, data processing, research and development, consulting and administrative personnel. Our principal office is located in Minneapolis, Minnesota.

Our leased properties include:

- approximately 243,000 square feet of office, data center, and data processing space in Arden Hills and Minneapolis, Minnesota, in six buildings under leases expiring in 2011 or later; 33,000 square feet of this space is subleased to a third party;
- approximately 124,000 square feet of office space in San Rafael, California in one building under a lease expiring 2020;
- approximately 130,000 square feet of office space in San Diego, California in one building under a lease expiring in 2010; 26,000 square feet of this space is subleased to two third parties; and
- an aggregate of approximately 340,000 square feet of office and data center space in; Annandale, VA; Bangalore, India; Beijing, China; Birmingham, United Kingdom; Boston, MA; Chicago, IL; Englewood Cliffs, NJ; Hong Kong, China; Gauteng, Malaysia; Irvine, CA; Leamington Spa, United Kingdom; London, United Kingdom; Madrid, Spain; Melbourne, Australia; New Castle, DE; New York, NY; Norcross, GA; San Jose, CA; Sao Paulo, Brazil; Seoul, Korea; Shanghai, China; Singapore, Singapore; Sydney, Australia; Tokyo, Japan; Toronto, Canada; Westminster, CO; and White Marsh, MD; 64,000 square feet of this space is subleased to third parties.

See Note 21 to the accompanying consolidated financial statements for information regarding our obligations under leases. We believe that suitable additional space will be available to accommodate future needs.

Item 3. *Legal Proceedings*

On October 11, 2006, we filed a lawsuit in the U.S. District Court for the District of Minnesota captioned Fair Isaac Corporation and myFICO Consumer Services Inc. v. Equifax Inc., Equifax Information Services LLC, Experian Information Solutions, Inc., TransUnion LLC, VantageScore Solutions LLC, and Does I through X. The lawsuit related in part to the development, marketing, and distribution of VantageScore, a credit score product developed by VantageScore Solutions LLC, which is jointly owned by the three national credit reporting companies. We alleged in the lawsuit violations of antitrust laws, unfair competitive practices and false advertising, trademark infringement, and breach of contract. We have been seeking injunctive relief, and compensatory and punitive damages. On June 6, 2008, we entered into a settlement agreement with Equifax Inc. and Equifax Information Services LLC, and on June 13, 2008, Equifax Inc. and Equifax Information Services LLC were formally dismissed from this lawsuit. On February 9, 2009, the Court granted our motion to strike counterclaims the remaining defendants had attempted to bring against us in the case, allowing them to assert only a counterclaim for trademark cancellation. On July 24, 2009, the Court issued a summary judgment order, which limited the claims that will proceed to trial. The Court dismissed our antitrust claims, contract, and certain false advertising claims. The Court allowed our trademark infringement, unfair competition, and passing off claims to proceed to trial. After a three-week trial on these claims, the jury ruled in the defendants' favor on November 20, 2009. We will file post-trial motions to address certain issues in the trial, and should the jury verdict stand, we plan to appeal. We also expect to appeal the dismissal of our antitrust, contract, and false advertising claims.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our current executive officers are as follows:

Name	Positions Held	Age
Mark N. Greene	February 2007-present, Chief Executive Officer and member of the Board of Directors of the Company. 1995-2007, various leadership positions at IBM Corporation including Vice President, Financial Services-Sales and Distribution, General Manager, Global Banking Industry-Sales and Distribution, Vice President, Financial Services Strategy and Solutions-Sales and Distribution, Vice President, SecureWay-Software Group, and Vice President, Electronic Commerce-Software Group. 1989-1994 - Various leadership positions at Technology Solutions Company, Berkeley Investment Technologies and Citicorp. 1982-1988, various positions at the Federal Reserve Board.	55
Thomas A. Bradley	April 2009-present, Executive Vice Present and Chief Financial Officer of the Company. 2004-2009, various leadership positions including Head of North American Operations for Zurich Financial Services (USA) and President and Chief Executive Officer, Zurich Direct Underwriters. 1998-2004, various leadership positions at St. Paul Companies, Inc. including Executive Vice President and Chief Financial Officer. 1984-1993, various leadership positions at Maryland Casualty Company/Zurich RE including Vice President and Chief Financial Officer, Commercial Division. 1980-1984, various positions at Ernst & Young, LLP.	52
Deborah Kerr	February 2009-present, Executive Vice Present, Chief Product and Technology Officer of the Company. 2005-2009, various leadership positions at Hewlett Packard Company including Chief Technology Officer — EDS and Vice President, BTO Products. 1998-2005, various positions at Peregrine Systems, Inc. including Senior Vice President, Product Delivery. 1988-1998, various leadership positions at NASA including Mission Operations Manager at NASA/Jet Propulsion Laboratory.	37
Mark R. Scadina	February 2009-present, Executive Vice President and General Counsel and Corporate Secretary of the Company. June 2007-February 2009, Senior Vice President and General Counsel and Corporate Secretary of the Company. 2003-2007, various senior positions including Executive Vice President, General Counsel and Corporate Secretary, Liberate Technologies, Inc. 1999-2003, various leadership positions including Vice President and General Counsel, Intertrust Technologies Corporation. 1994-1999, Associate, Pennie and Edmonds LLP.	40
Richard S. Deal	August 2007-present, Senior Vice President, Chief Human Resources Officer of the Company. January 2001-July 2007, Vice President, Human Resources of the Company. 1998-2001, Vice President, Human Resources, Arcadia Financial, Ltd. 1993-1998, managed broad range of human resources corporate and line consulting functions with U.S. Bancorp.	42
Andrew N. Jennings	October 2007-present, Senior Vice President, Chief Research Officer of the Company. May 2007-September 2007, Vice President, Analytic Research and Development of the Company. May 2006-May 2007, Vice President, EDM Applications of the Company. October 1994-May 2006, various senior management positions of the Company including Vice President of International Operations, Vice President European Operations, Vice President Analytic, Customer Management and Collections Business units. 1991-1994, Head of Credit Risk Management, Abbey National plc. 1987-1991, Head of Credit Risk, Barclaycard, Barclays Bank plc. 1980-1987, Lecturer Economic and Econometrics University of Nottingham.	54
Michael J. Pung	August 2004-present, Vice President, Finance of the Company. 2000-2004, Vice President and Controller, Hubbard Media Group, LLC. 1999-2000, Controller, Capella Education, Inc. 1998-1999, Controller, U.S. Satellite Broadcasting, Inc. 1992-1998, various financial management positions with Deluxe Corporation. 1985-1992, various audit positions, including audit manager, at Deloitte & Touche LLP.	46

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock trades on the New York Stock Exchange under the symbol: FICO. According to records of our transfer agent, at September 30, 2009, we had 541 shareholders of record of our common stock.

The following table shows the high and low closing prices for our stock, as listed on the New York Stock Exchange for each quarter in the last two fiscal years:

	High	Low
Fiscal 2008		
October 1-December 31, 2007	$39.98	$32.15
January 1-March 31, 2008	$31.44	$20.83
April 1-June 30, 2008	$26.70	$20.31
July 1-September 30, 2008	$26.67	$19.08
Fiscal 2009		
October 1-December 31, 2008	$22.57	$10.94
January 1-March 31, 2009	$17.25	$ 9.90
April 1-June 30, 2009	$18.37	$14.15
July 1-September 30, 2009	$24.22	$13.88

Dividends

We paid quarterly dividends of two cents per share, or eight cents per year, during each quarter of fiscal 2009, 2008 and 2007. Our dividend rate is set by the Board of Directors on a quarterly basis taking into account a variety of factors, including among others, our operating results and cash flows, general economic and industry conditions, our obligations, changes in applicable tax laws and other factors deemed relevant by the Board. Although we expect to continue to pay dividends at the current rate, our dividend rate is subject to change from time to time based on the Board's business judgment with respect to these and other relevant factors.

Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities (1)

Period	Total Number of Shares Purchased (2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that may yet be Purchased Under the Plans or Programs
July 1, 2009 through July 31, 2009	29,559	$15.33	—	$148,161,062
August 1, 2009 through August 31, 2009	831,500	$22.25	831,500	$129,661,314
September 1, 2009 through September 30, 2009	1,356	$22.57	—	$129,661,314
	862,415		831,500	$129,661,314

(1) In November 2007, our Board of Directors approved a common stock repurchase program that allows us to purchase shares of our common stock up to an aggregate cost of $250.0 million in the open market or through negotiated transactions. The November 2007 program does not have a fixed expiration date.

(2) Includes 30,915 shares delivered in satisfaction of the tax withholding obligations resulting from the vesting of restricted stock units held by employees during the quarter ended September 30, 2009.

Performance Graph

The follow graph shows the total stockholder return of an investment of $100 in cash on September 30, 2004, in (a) the Company's Common Stock (b) the Standard & Poor's 500 Stock Index and (c) the Standard & Poor's 500 Application Software Index, in each case with reinvestment of dividends. We do not believe there are any publicly traded companies that compete with us across the full spectrum of our product and service offerings.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among FICO, The S&P 500 Index
And The S&P Application Software Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/05
9/06
9/07
9/08
9/09
FICO
S&P 500
S&P Application Software

* $100 invested on 9/30/04 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

The Company is listed on the New York Stock Exchange ("NYSE"). As an NYSE-listed company, our Chief Executive Officer must certify annually that he is not aware of any violation by the Company of NYSE corporate governance listing standards as of the date of that certification. The most recent Chief Executive Officer's certification was filed with the NYSE on February 25, 2009.

Item 6. ***Selected Financial Data***

We acquired RulesPower, Inc. ("RulesPower") in September 2005 and Dash Optimization ("Dash") in January 2008. Results of operations from the acquisitions are included prospectively from the date of each acquisition. As a result of these acquisitions, the comparability of the data below is impacted.

In April 2008, we completed the sale of our Insurance Bill Review business unit. We accounted for this business unit as a discontinued operation and, accordingly, we have reclassified the selected financial data for all periods presented.

	Fiscal Years Ended September 30,				
	2009(1)(2)(3)	2008(1)(2)	2007(1)(2)(3)	2006(1)(2)	2005
	(In thousands, except per share data)				
Revenues	$630,735	$744,842	$784,188	$782,995	$748,509
Operating income	116,747	122,283	160,327	154,400	195,018
Income from continuing operations	65,465	81,186	111,851	104,505	135,767
Income (loss) from discontinued operations	(363)	2,766	(7,201)	(1,019)	(1,219)
Net income	65,102	83,952	104,650	103,486	134,548
Basic earnings (loss) per share:					
Continuing operations	$ 1.35	$ 1.66	$ 2.00	$ 1.64	$ 2.04
Discontinued operations	(0.01)	0.06	(0.13)	(0.01)	(0.02)
Total	$ 1.34	$ 1.72	$ 1.87	$ 1.63	$ 2.02
Diluted earnings (loss) per share:					
Continuing operations	$ 1.34	$ 1.64	$ 1.94	$ 1.60	$ 1.88
Discontinued operations	(0.01)	0.06	(0.12)	(0.01)	(0.02)
Total	$ 1.33	$ 1.70	$ 1.82	$ 1.59	$ 1.86
Dividends declared per share	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.08

	Fiscal Years Ended September 30,				
	2009	2008	2007	2006	2005
	(In thousands)				
Working capital (deficit)	$ 327,970	$ 229,071	$ (103,173)	$ (123,719)	$ 274,523
Total assets	1,303,888	1,275,253	1,275,771	1,321,205	1,351,061
Senior convertible notes	—	—	390,963	400,000	400,000
Senior Notes	275,000	275,000	—	—	—
Revolving line of credit	295,000	295,000	170,000	—	—
Stockholders' equity	600,269	561,941	566,314	770,028	805,094

(1) Results of operations for fiscal years 2009, 2008, 2007 and 2006 include pre-tax share-based compensation expense from continuing operations of $19.9 million, $27.7 million, $35.5 million and $41.1 million respectively, after our adoption of accounting guidance effective on October 1, 2005 related to share-based compensation.

(2) Results of operations for fiscal years 2009, 2008, 2007 and 2006 include pre-tax charges of $8.7 million, $10.2 million, $2.5 million and $19.5 million, respectively, in restructuring expenses.

(3) Results of operations for fiscal year 2009 and 2007 include a $3.0 million pre-tax loss and a $1.5 million pre-tax gain on the sale of product line assets, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

We are a leader in Decision Management ("DM") solutions that enable businesses to automate, improve and connect decisions to enhance business performance. Our predictive analytics, which include the industry standard FICO® score, and our Decision Management systems power billions of customer decisions each year.

We help companies acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on our solutions, as do many insurers, retailers, healthcare organizations, pharmaceutical companies and government agencies. We also serve consumers through online services that enable people to purchase and understand their FICO® scores, the standard measure in the United States of credit risk, empowering them to manage their financial health.

Most of our revenues are derived from the sale of products and services within the consumer credit, banking and insurance industries, and during the year ended September 30, 2009, 76% of our revenues were derived from within these industries. A significant portion of our remaining revenues is derived from the healthcare and retail industries. Our clients utilize our products and services to facilitate a variety of business processes, including customer marketing and acquisition, account origination, credit and underwriting risk management, fraud loss prevention and control, and client account and policyholder management. A significant portion of our revenues is derived from transactional or unit-based software license fees, annual license fees under long-term software license arrangements, transactional fees derived under scoring, network service or internal hosted software arrangements, and annual software maintenance fees. The recurrence of these revenues is, to a significant degree, dependent upon our clients' continued usage of our products and services in their business activities. The more significant activities underlying the use of our products in these areas include: credit and debit card usage or active account levels; lending acquisition, origination and customer management activity; and customer acquisition, cross selling and retention programs. Approximately 76% of our revenues during fiscal 2009 were derived from arrangements with transactional or unit-based pricing. We also derive revenues from other sources which generally do not recur and include, but are not limited to, perpetual or time-based licenses with upfront payment terms, non-recurring professional service arrangements and gain-share arrangements where revenue is derived based on percentages of client revenue growth or cost reductions attributable to our products.

One measure used by management as an indicator of our business performance is the volume of bookings achieved. We define a booking as estimated future contractual revenues, including agreements with perpetual, multi-year and annual terms. Bookings values may include: (i) estimates of variable fee components such as hours to be incurred under new professional services arrangements and customer account or transaction activity for agreements with transactional-based fee arrangements; (ii) additional or expanded business from renewals of contracts; and (iii) to a lesser extent, previous customers that have attrited and been resold only as a result of a significant sales effort. In the fourth quarter of fiscal 2009, we achieved bookings of $85.9 million, including five deals with bookings values of $3.0 million or more. In comparison, bookings in the fourth quarter of fiscal 2008 were $71.2 million, including two deals with bookings values of $3.0 million or more.

Management regards the volume of bookings achieved, among other factors, as an important indicator of future revenues, but they are not comparable to, nor should they be substituted for, an analysis of our revenues, and they are subject to a number of risks and uncertainties, including those described in Item 1A "Risk Factors", concerning timing and contingencies affecting product delivery and performance. Although many of our contracts have fixed noncancelable terms, some of our contracts are terminable by the client on short notice. Accordingly, we do not believe it is appropriate to characterize all of our bookings as backlog that will generate future revenue.

Our revenues derived from clients outside the United States have generally grown, and may in the future grow, more rapidly than our revenues from domestic clients. International revenues totaled $199.8 million, $246.3 million, and $240.5 million in fiscal 2009, 2008 and 2007, respectively, representing 32%, 33%, and 31% of total consolidated revenues in each of these years. Revenues declined $18.3 million for the year ended September 30, 2009, from the prior fiscal year, due to unfavorable currency translation. We expect that the percentage of our revenues derived from international clients will increase in the future, subject to the impact of foreign currency fluctuations.

Reengineering Initiative

In April 2008, we announced the details of an ongoing reengineering initiative designed to grow revenues through strategic resource allocation and improve profitability through cost reduction. Key components of the initiative included rationalizing the business portfolio, simplifying management hierarchy, eliminating low-priority positions, consolidating facilities and managing fixed and variable costs. Also in connection with the initiative, we sold our Insurance Bill Review business unit and our LiquidCredit® Service for Telecom ("LCT") and RoamEx® product line assets, and we fully exited our Cortronics neural research product line, Fast Panel diagnostics product line and advertising services group.

In January of 2009, we completed additional actions under our reengineering initiative. The additional actions were aimed at reducing costs through headcount reductions and facility consolidations. With respect to headcount reductions, we identified and eliminated 255 positions throughout the Company for an expected annual cost savings of approximately $30 million. In addition, we incurred charges of $2.6 million related to the exit of certain leases and a $1.2 million charge due to unfavorable sublease arrangements we entered into for office space previously vacated.

Current Business Environment

Throughout fiscal 2009, financial markets continued to experience significant volatility and general economic conditions remained unstable. These conditions have had a substantial impact on our customers, especially financial institutions. This has included continued consolidations among our customers, a significant decline in new account acquisition activities and extension of credit by financial institutions and a general slowing of software purchases and related implementation services by our customers. These unfavorable conditions have affected our business in 2009 and are expected to continue to affect us through most of fiscal 2010.

Our annual impairment testing of goodwill indicated that all of our reporting segment's fair values exceeded their respective recorded values. Worsening economic conditions have negatively impacted the estimates used in our July 1, 2009 annual goodwill impairment testing, and in particular, for our Strategy Machine Solutions segment, which has $501.9 million in goodwill. If difficult market and economic conditions continue and cause revenues to decline more quickly than we can reduce costs, our margins will decrease and we may experience a further decline in the fair value of our reporting units. Such further declines in fair value may require us to record an impairment charge related to goodwill.

As a result of this difficult business environment, we will continue to aggressively manage our expenses in an effort to maintain solid earnings and cash flows. We also plan to continue to invest in our Decision Management solutions as well as our core business operations.

Acquisition and Divestiture Activity

In June 2009, we signed definitive agreements to sell the assets associated with our LiquidCredit® for Telecom ("LCT") and RoamEx product lines for $6.2 million in cash. We recognized a combined $3.0 million pre-tax loss, and a $3.9 million after-tax loss on the sales, as the goodwill associated with the sale of these product lines was not deductible for income tax purposes. LCT and RoamEx solutions were included in our Strategy Machine segment. Revenues attributable to the LCT and RoamEx product lines were $15.7 million, $24.9 million and $28.6 million during fiscal 2009, 2008 and 2007 respectively. The earnings contribution from the LCT and RoamEx product lines were not significant to our fiscal 2009, 2008 and 2007 results of operations.

In January 2008, we acquired Dash Optimization Ltd., a leading provider of decision modeling and optimization software, for an aggregate purchase price of $34.1 million in cash. Results of operations from this acquisition are included in our results prospectively from the date of acquisition.

In April 2008, we completed the sale of our Insurance Bill Review business unit for $16.0 million in cash. We recorded a $6.9 million pre-tax loss, but a $3.4 million after-tax gain on the sale as the amount of goodwill disposed of for income tax purposes exceeded the amount determined for financial reporting purposes. During fiscal 2009, we recorded an additional $0.4 million working capital adjustment in favor of the purchaser. Revenues from the business were $22.9 million and $38.0 million in fiscal 2008 and 2007, respectively. After-tax losses were $0.7 million and $7.2 in fiscal 2008 and 2007, respectively. The Insurance Bill Review business unit is classified as discontinued operations in our consolidated financial statements and in the following management discussion and analysis.

In March 2007, we sold the assets and products associated with our mortgage banking solutions product line, which was included in the Strategy Machines Solutions segment, for $15.8 million in cash. We recognized a $1.5 million pre-tax gain, but a $0.4 million after-tax loss on the sale due to goodwill associated with the product line that was not deductible for income tax purposes. For fiscal 2007 we recorded revenues from the mortgage banking solutions product line of $7.7 million. The earnings contribution from the mortgage banking solutions product line was not significant to our fiscal 2007 results of operations.

Segment Information

Our reportable segments are: Strategy Machine Solutions, Scoring Solutions, Professional Services and Analytic Software Tools. Although we sell solutions and services into a large number of end user product and industry markets, our reportable business segments reflect the primary method in which management organizes and evaluates internal financial information to make operating decisions and assess performance. Comparative segment revenues, operating income, and related financial information for the years ended September 30, 2009, 2008 and 2007 are set forth in Note 20 to the accompanying consolidated financial statements. During the first quarter of 2010, we consolidated our operating segment structure from four segments to three in order to better align the segments with how management evaluates the business.

RESULTS OF OPERATIONS

Continuing Operations

Revenues

The following tables set forth certain summary information on a segment basis related to our revenues for the fiscal years indicated.

Segment	Revenues Fiscal Year 2009	2008	2007	Period-to-Period Change 2009 to 2008	2008 to 2007
		(In thousands)		(In thousands)	
Strategy Machine Solutions	$338,753	$388,108	$404,881	$ (49,355)	$(16,773)
Scoring Solutions	131,621	156,816	180,444	(25,195)	(23,628)
Professional Services	111,174	147,864	147,430	(36,690)	434
Analytical Software Tools	49,187	52,054	51,433	(2,867)	621
Total Revenues	$630,735	$744,842	$784,188	(114,107)	(39,346)

Segment	Percentage of Revenues Fiscal Year 2009	2008	2007	Period-to-Period Percentage Change 2009 to 2008	2008 to 2007
Strategy Machine Solutions	53%	52%	51%	(13)%	(4)%
Scoring Solutions	21%	21%	23%	(16)%	(13)%
Professional Services	18%	20%	19%	(25)%	—
Analytical Software Tools	8%	7%	7%	(6)%	—
Total Revenues	100%	100%	100%	(15)%	(5)%

Fiscal 2009 Revenues Compared to Fiscal 2008 Revenues

Strategy Machine Solutions segment revenues decreased $49.4 million due to a $12.0 million decrease in revenues from our *collections and recovery solutions*, a $10.3 million decrease in revenues from our *customer management solutions*, a $9.7 million decrease in revenues from our *fraud solutions*, a $7.0 million decrease in revenues from our *consumer solutions*, a $6.1 million decrease in revenues from our *originations solutions* and a $4.3 million decrease in revenues from our other strategy machine solutions.

Overall segment revenues were adversely impacted by difficult global economic conditions that caused our customers to restrict investments in large technology projects. In addition, revenues declined $5.8 million due to unfavorable currency translation related to the weakening of the British Pound versus the U.S. dollar. At the product group level, the decrease in *collections and recovery solutions* revenues resulted from a decline in license sales as the prior year quarter included several large license sales, the loss of one large customer and decreases in volumes associated with transactional-based agreements. The decrease in *customer management solutions* revenues was attributable to a decline in license sales, as the prior year period included several large license sales. In addition, there was a decline in transactional revenues. The decrease in *fraud solutions* revenues was attributable primarily to decreases in volumes associated with transactional-based agreements. The decline was also due to the June 2009 divestiture of our RoamEx product line. Revenues were also adversely impacted by the restructuring of a large customer contract. The decrease in *consumer solutions* was primarily attributed to revenues lost from Experian terminating its relationship with myFICO.com. The decrease in *originations solutions* revenues was attributable primarily to a decline in sales volumes associated with our LCT product, which was divested in June 2009.

Scoring Solutions segment revenues decreased $25.2 million due primarily to a $20.3 million reduction in revenues derived from the credit reporting agencies, which resulted from a decline in volumes. Volumes declined as financial institutions have significantly reduced new account acquisition activities and extension of credit. Revenues were also impacted by a $4.4 million reduction in revenues from our services sold directly to users, which resulted from increased pricing pressures and a decline in volumes due to a decrease in prescreening initiatives by our customers. We expect that competitive pricing pressures as well as reduced volumes due to weakness in the U.S. financial credit market will continue to adversely affect segment revenues in fiscal 2010.

During fiscal 2009 and 2008, revenues generated from our agreements with Equifax, TransUnion and Experian, collectively accounted for approximately 19% of our total revenues, including revenues from these customers that are recorded in our other segments.

Professional Services segment revenues decreased $36.7 million as difficult global economic conditions have caused customers to slow down contracted services, and as a result of the weakening of the British pound versus the U.S. dollar, which accounted for $6.4 million of the decrease. The decline in revenues also reflects the overall decline in license sales, which results in a corresponding decline in implementation services. In addition, the decline in revenues is the result of our decision to stop pursuing certain lower margin consulting service engagements.

Analytic Software Tools segment revenues decreased $2.9 million due to a $6.5 million decline in sales of our Blaze Advisor®, Decision Optimizer and Model Builder products which was partially offset by $3.6 million increase from products acquired in our January 2008 acquisition of Dash Optimization Ltd.

Fiscal 2008 Revenues Compared to Fiscal 2007 Revenues

Strategy Machine Solutions segment revenues decreased $16.8 million due partially to the sale of our *mortgage banking solutions* product line in 2007, which caused a $7.1 million decline in segment revenues. In addition, segment revenues declined due to a $6.5 million decrease in revenues from our *marketing solutions*, a $5.3 million decrease in revenues from our *fraud solutions*, a $4.4 million decrease in revenues from our *analytic solutions* and a $1.7 million decrease in revenues from our other strategy machine solutions. The revenue decrease was partially offset by a $4.7 million increase in revenues from our *customer management solutions* and a $3.5 million increase in revenues from our *consumer solutions*.

The decrease in *marketing solutions* revenues was attributable primarily to a decline in sales volumes resulting from the loss of a large customer in 2007 and pricing pressures. The decrease in *fraud solutions* revenues was attributable primarily to a large license sale that occurred in 2007 and a decline in volumes associated with transactional-based agreements. In addition, we experienced a delay in a product upgrade, which impacted 2008 bookings and revenues. The decline in *analytic solutions* resulted from a decline in license sales. The increase in *customer management solutions* revenues was due to the sale of several large licenses in 2008 and increased maintenance revenues from an increase in our installed base. The increase in *consumer solutions* revenues was attributable to increases in revenues derived from myFICO.com as a result of increased volumes. The higher volumes were driven by increased demand by consumers to access and monitor their credit scores.

Scoring Solutions segment revenues decreased $23.6 million due to a $13.2 million reduction in revenues derived from the credit reporting agencies, which resulted from a decline in prescreen volumes. Volumes declined as financial institutions significantly reduced new account acquisition activities and extension of credit during 2008. Revenues were also impacted by a $9.0 million reduction in revenues from our services sold directly to users, which resulted from increased pricing pressures and a decline in volumes due to a decrease in prescreening initiatives by our customers.

During fiscal 2008 and 2007, revenues generated from our agreements with Equifax, TransUnion and Experian collectively accounted for approximately 19% and 20%, respectively, of our total revenues, including revenues from these customers that are recorded in our other segments.

Professional Services segment revenues increased $0.4 million due to an increase in implementation services for our collection and recovery products and for Blaze Advisor. The increase was partially offset by a decline in analytic and insurance and healthcare consulting services. In addition, the revenue increase was partially offset by a decline in implementation services for our originations products.

Analytic Software Tools segment revenues increased $0.6 million primarily due to sales of $4.1 million from products acquired in our acquisition of Dash Optimization Ltd. and an increase in maintenance revenues. The increase in maintenance revenues resulted from the overall growth in our installed base of Blaze Advisor. The increase was offset by a decline in sales of Blaze Advisor licenses.

Operating Expenses and Other Income (Expense)

The following tables set forth certain summary information related to our statements of income for the fiscal years indicated.

	Revenues Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2009	2008	2007	2009 to 2008	2008 to 2007	2009 to 2008	2008 to 2007
	(In thousands, except employees)			(In thousands, except employees)			
Revenues	$630,735	$744,842	$784,188	$(114,107)	$(39,346)	(15)%	(5)%
Operating expenses:							
Cost of revenues	206,448	274,917	259,450	(68,469)	15,467	(25)%	6%
Research and development	73,626	77,794	69,322	(4,168)	8,472	(5)%	12%
Selling, general, and administrative	209,319	245,639	273,705	(36,320)	(28,066)	(15)%	(10)%
Amortization of intangible assets	12,891	14,043	20,470	(1,152)	(6,427)	(8)%	(31)%
Restructuring	8,711	10,166	2,455	(1,455)	7,711	(14)%	—
(Gain) loss on sale of product line assets	2,993	—	(1,541)	2,993	1,541	—	—
Total operating expenses	513,988	622,559	623,861	(108,571)	(1,302)	(17)%	—
Operating income	116,747	122,283	160,327	(5,536)	(38,044)	(5)%	(24)%
Interest income	4,717	8,802	13,527	(4,085)	(4,725)	(46)%	(35)%
Interest expense	(25,481)	(20,335)	(12,766)	(5,146)	(7,569)	25%	59%
Other income, net	1,587	2,245	427	(658)	1,818	(29)%	—
Income from continuing operations before income taxes	97,570	112,995	161,515	(15,425)	(48,520)	(14)%	(30)%
Provision for income taxes	32,105	31,809	49,664	296	(17,855)	1%	(36)%
Income from continuing operations	65,465	81,186	111,851	(15,721)	(30,665)	(19)%	(27)%
Income (loss) from discontinued operations	(363)	2,766	(7,201)	(3,129)	9,967	—	—
Net income	$ 65,102	$ 83,952	$104,650	(18,850)	(20,698)	(22)%	(20)%
Number of employees at fiscal year-end	2,086	2,480	2,824	(394)	(344)		

	Fiscal Year		
	2009	2008	2007
Revenues	100%	100%	100%
Operating expenses:			
Cost of revenues	33%	37%	33%
Research and development	12%	11%	9%
Selling, general, and administrative	33%	33%	35%
Amortization of intangible assets	2%	2%	3%
Restructuring	1%	1%	—
(Gain) loss on sale of product line assets	—	—	—
Total operating expenses	81%	84%	80%
Operating income	19%	16%	20%
Interest income	1%	1%	2%
Interest expense	(5)%	(2)%	(1)%
Other income, net	—	—	—
Income from continuing operations before income taxes	15%	15%	21%
Provision for income taxes	5%	4%	7%
Income from continuing operations	10%	11%	14%
Income (loss) from discontinued operations	—	—	(1)%
Net income	10%	11%	13%

Cost of Revenues

Cost of revenues consists primarily of employee salaries and benefits for personnel directly involved in developing, installing and supporting revenue products; travel costs; overhead costs; costs of computer service bureaus; internal network hosting costs; amounts payable to credit reporting agencies for scores; software costs; and expenses related to our consumer score services through myFICO.com.

Cost of revenues as a percentage of revenues was 33% in fiscal 2009, as compared to 37% for fiscal 2008. The decrease was driven by a decline in costs associated with lower margin professional services projects and myFICO consumer data costs. The decrease of $68.5 million resulted from a $43.6 million decrease in personnel and other labor-related costs, a $9.8 million decrease in facilities and infrastructure costs, an $8.2 million decrease in third party software and data, a $4.9 million decrease in billable travel costs, and a $2.0 million decrease in other costs. The decrease in personnel and other labor-related costs was attributable primarily to a decline in salary and related benefit costs resulting from staff reductions and from the decline in professional services activities. The decrease in facilities and infrastructure costs was attributable primarily to a decline in allocated costs resulting from staff reductions and exiting certain facilities. The decrease in third party software and data costs was due to decreased sales in our consumer solutions that required data acquisition. The decrease in travel costs was from the overall reduction in professional services activities.

Cost of revenues as a percentage of revenues was 37% in fiscal 2008, as compared to 33% in fiscal 2007. The increase was driven by a decline in sales of our higher margin scoring solutions products and an increase in professional services projects, which generally have much lower profit margins. In dollars, cost of revenues increased $15.5 million due to a $7.8 million increase in personnel and other labor-related costs, a $4.0 million increase in facilities and infrastructure costs, a $2.2 million increase in third-party software and data and a $1.5 million net increase in various other expenditures. The increase in personnel and other labor-related costs was attributable primarily to an increase in salary and related benefit costs and an increase in outside staff costs utilized for professional service projects. The increase in personnel and other labor-related costs was partially offset by lower incentive and share-based compensation expense. The decline in share-based compensation expense was due to an overall decline in share-based grants and the impact of forfeitures. The increase in facilities and infrastructure costs was attributable to an increase in allocated costs associated with an increase in professional services activities. The increase in third-party software and data costs was due to an increase in *consumer solutions* costs, which resulted from higher revenues.

In fiscal 2010, we expect that cost of revenues as a percentage of revenues will be slightly less than the cost of revenues incurred during fiscal 2009.

Research and Development

Research and development expenses include the personnel and related overhead costs incurred in the development of new products and services, including the research of mathematical and statistical models and the development of new versions of Strategy Machine Solutions and Analytic Software Tools.

The fiscal 2009 over 2008 decrease of $4.2 million in research and development expenditures was attributable primarily to a decrease of $5.2 million in personnel and $1.5 million in other expenses, partially offset by a $2.5 million increase in data related expenses. The decrease in personnel and related costs was driven by reductions associated with our reengineering program. The increase in data expenses was due to higher costs for data that is used for product development initiatives.

The fiscal 2008 over 2007 increase of $8.5 million in research and development expenditures was attributable primarily to an increase in personnel and related costs of $5.8 million, a $0.9 million increase in facilities and infrastructure costs and a $1.8 million net increase in other costs. The increase in personnel and related costs was driven by additional staff to support product development initiatives and costs associated with annual salary adjustments. The increase was partially offset by lower incentive expense. The increase in facilities and infrastructure costs was attributable primarily to an increase in allocated facility and information system costs associated with increased development activities. The increase in other costs was partially due to higher costs for data that is used for product development initiatives.

In fiscal 2010, we expect that research and development expenditures as a percentage of revenues will be consistent with those incurred during fiscal 2009 as we continue to invest in our Decision Management solutions.

Selling, General and Administrative

Selling, general and administrative expenses consist principally of employee salaries and benefits, travel, overhead, advertising and other promotional expenses, corporate facilities expenses, legal expenses, business development expenses, and the cost of operating computer systems.

The fiscal 2009 over 2008 decrease of $36.3 million in selling, general and administrative expenses was attributable to a decrease of $23.6 million in personnel and other labor-related costs, a $4.4 million decrease in professional fees, a $4.4 million decrease in travel costs, a $2.9 million decrease in bad debt expense, a $1.8 million decrease in facilities and infrastructure costs, partially offset by a $0.8 million increase in other expenses. The decrease in personnel and labor-related costs related primarily to a decrease in salary and benefits costs resulting from staff reductions associated with our reengineering program. The decrease in professional fees is primarily due to decreased legal expenses. The decrease in travel expenses was due to management programs focused on reducing expenses. The decrease in bad debt expense is due to successful collection efforts and a decrease in revenues. The decrease in facilities and infrastructure costs was attributable primarily to a decline in allocated costs resulting from staff reductions and exiting certain facilities.

The fiscal 2008 over 2007 decrease of $28.1 million in selling, general and administrative expenses was attributable to a $24.6 million decrease in personnel and other labor-related costs, a $3.6 million decrease in facilities and infrastructure costs, a $2.0 million decrease in travel costs and a $0.9 million net decrease in other costs. The decrease in selling, general and administrative expenses was partially offset by a $3.0 million increase in legal fees. The decrease in personnel and labor-related costs related primarily to lower sales commissions which resulted from the decline in revenues, lower incentive and share-based compensation expense and a decline in salary and benefit costs resulting from staff reductions. The decline in share-based compensation was due to an overall decline in share-based grants and the impact of forfeitures. The decline in travel costs was driven by management programs focused on reducing discretionary expenses. The increase in legal fees was primarily due to litigation costs associated with the VantageScore litigation.

In fiscal 2010, we expect that selling, general and administrative expenses as a percentage of revenues will be consistent with, or slightly higher than, those incurred during fiscal 2009.

Amortization of Intangible Assets

Amortization of intangible assets consists of amortization expense related to intangible assets recorded in connection with acquisitions accounted for by the purchase method of accounting. Our definite-lived intangible assets, consisting primarily of completed technology and customer contracts and relationships, are being amortized using the straight-line method or based on forecasted cash flows associated with the assets over periods ranging from two to fifteen years.

The fiscal 2009 over 2008 decline of $1.2 million in amortization expense was attributable mainly to certain intangible assets associated with our London Bridge acquisition becoming fully amortized.

The fiscal 2008 over 2007 decline of $6.4 million in amortization expense was attributable to certain intangible assets associated with our fiscal 2002 acquisition of HNC Software Inc. becoming fully amortized during fiscal 2007. The decline was partially offset by amortization recorded in connection with intangible assets acquired in our purchase of Dash Optimization, Ltd.

In fiscal 2010, we expect amortization expense will be slightly lower than the amortization expense incurred in 2009 due to certain intangible assets related to our London Bridge acquisition that will become fully amortized within fiscal 2010.

Restructuring

The following table sets forth certain summary information on restructuring expenses:

	Fiscal Year		
	2009	2008	2007
	(In thousands)		
Severance costs	$5,860	$ 7,353	$1,012
Lease exit costs and other adjustments	2,851	2,813	1,443
Total restructuring expense	$8,711	$10,166	$2,455

In fiscal 2009, we incurred restructuring charges of $8.7 million. The charges include $5.9 million for severance costs associated with the reduction of 255 positions throughout the Company, which were paid in fiscal 2009. We also recognized a $2.9 million, net charge associated with lease exit activities and a reversal of accrued expenses as a result of favorable adjustments.

In fiscal 2008, we eliminated 280 positions across the company and incurred charges of $7.4 million for severance costs. Cash payments for the majority of the severance costs were paid in fiscal 2008. We also recognized charges of $2.8 million associated with lease exit activities.

In fiscal 2007, we recorded a charge of $1.0 million for severance costs associated with the elimination of 13 management positions. In addition, we recorded a charge of $1.4 million to vacate excess leased space located in California and Maryland. Included in the $1.4 million charge was $0.2 million to write off fixed assets that were abandoned as part of this action. The remaining charge of $1.2 million was for future cash lease obligations, net of estimated sublease income. Cash payments for the majority of these costs were paid in fiscal 2008.

Gain (Loss) on Sale of Product Line Assets

In June 2009, we signed definitive agreements to sell the assets associated with our LCT and RoamEx product lines for $6.2 million in cash. We recognized a $3.0 million pre-tax loss, and a $3.9 million after-tax loss on the sales, as the goodwill associated with the sale of these product lines was not deductible for income tax purposes.

In March 2007, we completed the sale of the assets and products associated with our *mortgage banking solutions* product line for $15.8 million in cash. We recognized a $1.5 million pre-tax gain on the sale.

Interest Income

Interest income is derived primarily from the investment of funds in excess of our immediate operating requirements.

The fiscal 2009 over 2008 decrease of $4.1 million in interest income was attributable to a decline in interest rates and investment income yields due to market conditions, partially offset by an increase in average cash and investment balances.

The fiscal 2008 over 2007 decrease of $4.7 million in interest income was attributable to lower average cash and investment balances and a decline in interest rates and investment income yields due to market conditions. The decrease in average cash and investment balances resulted principally from cash used to repurchase common stock.

Interest Expense

In fiscal 2009, interest expense included interest on the Senior Notes issued in May 2008 and borrowings under our revolving credit facility. In fiscal 2008, interest expense included interest on our Senior Notes; interest related to our 1.5% Senior Convertible Notes and interest associated with borrowings under our revolving credit facility. All of our Senior Convertible Notes were repurchased during 2008. In fiscal 2007, interest expense included interest related to our Senior Convertible Notes and revolving credit facility.

The increase in interest expense of $5.1 million in fiscal 2009 compared to fiscal 2008 was the result of higher average interest rates on outstanding borrowings. The increase in the average interest rate was due to incurring a full year of interest expense on the Senior Notes, which had an average interest rate of 6.8% and were issued in May 2008. In fiscal 2008 we had our Senior Convertible Notes that had an interest rate of 1.5%. The increase was partially offset by a lower average interest rate on our revolving credit facility.

The increase in interest expense of $7.6 million in fiscal 2008 as compared to fiscal 2007 resulted from increased borrowings under our revolving credit facility and a higher weighted average interest rate on our borrowings. The increase in the average interest rate was due primarily to the issuance of the Senior Notes, which had a weighted average interest rate of 6.8%.

In fiscal 2010, we expect that interest expense will be consistent with what we incurred during fiscal 2009.

Other Income, Net

Other income, net consists primarily of realized investment gains/losses, exchange rate gains/losses resulting from re-measurement of foreign-denominated receivable and cash balances held by our U.S. reporting entities into the U.S. dollar functional currency at period-end market rates, net of the impact of offsetting forward exchange contracts, and other non-operating items.

Other income, net was $1.6 million in fiscal 2009, compared to $2.2 million in 2008. The change in other income, net was primarily due to $0.9 million gain recognized in fiscal 2008 on the redemption of $123.7 million of Senior Convertible Notes

Other income, net was $2.2 million in fiscal 2008, compared with $0.4 million in fiscal 2007. The change resulted from an increase in foreign exchange gains of $1.2 million due to favorable exchange rate fluctuations and that fiscal 2007 included a $0.5 million loss from the sale of company owned aircraft.

Provision for Income Taxes

Our effective tax rates were 32.9%, 28.2%, and 30.7% in fiscal 2009, 2008 and 2007, respectively.

The increase in our effective tax rate in fiscal 2009 compared with fiscal 2008 was due to adjustments to our tax reserves associated with a proposed settlement of the IRS audit for fiscals 2002 through 2006, and a change in mix between domestic and foreign income.

The decrease in our effective tax rate in fiscal 2008 compared with fiscal 2007 was due to the recognition in fiscal 2008 of $4.6 million of discrete tax benefits, an increase in the domestic production deduction and the impact of higher earnings in certain foreign jurisdictions that have tax rates lower than the U.S. federal statutory rate. The $4.6 million of discrete tax benefits, which reduced our effective tax rate by 4.0%, was primarily related to the reversal of a valuation allowance associated with foreign net operating losses. Excluding these discrete tax benefits, the effective tax rate for fiscal 2008 would have been 32.2%. The decline in the effective tax rate in fiscal 2008 was partially offset by the impact of a delay in the extension of the U.S. federal research tax credit and that fiscal 2007 income tax expense was reduced by favorable tax settlements.

Operating Income

The following table sets forth certain summary information on a segment basis related to our operating income for the fiscal years indicated.

Segment	Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2009	2008	2007	2009 to 2008	2008 to 2007	2009 to 2008	2008 to 2007
	(In thousands)			(In thousands)			
Strategy Machine Solutions	$ 70,775	$ 61,478	$ 73,409	$ 9,297	$(11,931)	15%	(16)%
Scoring Solutions	75,888	90,458	115,317	(14,570)	(24,859)	(16)%	(22)%
Professional Services	(5,997)	627	6,904	(6,624)	(6,277)	—	(91)%
Analytic Software Tools	7,720	7,610	1,071	110	6,539	1%	—
Segment operating income	148,386	160,173	196,701	(11,787)	(36,528)	(7)%	(19)%
Unallocated share-based compensation expense	(19,935)	(27,724)	(35,460)	7,789	7,736	(28)%	(22)%
Unallocated restructuring expense	(8,711)	(10,166)	(2,455)	1,455	(7,711)	(14)%	—
Unallocated gain (loss) on sale of product line assets	(2,993)	—	1,541	(2,993)	(1,541)	—	(100)%
Operating income	$116,747	$122,283	$160,327	(5,536)	(38,044)	(5)%	(24)%

The fiscal 2009 over 2008 decrease of $5.5 million in operating income was primarily attributable to a decrease in segment revenues and a loss on the sale of product line assets, partially offset by a decline in segment operating expenses, restructuring charges and share-based compensation expenses. At the segment level, the decline in segment operating income was driven by a $14.6 million decrease in our Scoring Solutions segment operating income and a $6.6 million decrease in our Professional Services segment operating income. The decline was partially offset by a $9.3 million increase in our Strategy Machine Solutions segment operating income. The decrease in Scoring Solutions segment operating income was attributable primarily to a decline in revenues derived from services to the credit reporting agencies and for services that we provided directly to users in banking partially offset by reduced operating expenses. The decrease in Professional Services segment operating income was due to the decline in revenues partially offset by reduced operating expenses. Professional Services revenues decreased as difficult global economic conditions have caused customers to slow down contracted services. The decline in revenues also reflects the overall decline in license sales, which resulted in a corresponding decline in implementation services. We expect the difficult business environment to continue to adversely affect Professional Services segment results, and accordingly we are aggressively managing our expenses in order to offset the revenue declines. The increase in Strategy Machine Solutions segment operating income was attributable to a significant decline in operating expenses, which was driven by our reengineering initiative. Under the reengineering initiative, we have reduced operating costs through staff reductions, facility consolidations and restriction of discretionary expenditures. The increase in Strategy Machine Solutions operating income was partially offset by a decline in revenues. Segment revenues were adversely impacted by difficult global economic conditions that caused our customers to restrict investments in large technology projects.

The fiscal 2008 over fiscal 2007 decrease of $38.0 million in operating income was attributable to a decline in revenues and an increase in restructuring expenses. The decrease in operating income was partially offset by a reduction in share-based compensation expense. At the segment level, the decline in operating income was driven by decreases of $24.9 million in segment operating income in our Scoring Solutions segment, $11.9 million in segment operating income in our Strategy Machine Solutions segment, and $6.3 million in segment operating income in our Professional Services segment. These decreases were partially offset by a $6.5 million increase in segment operating income within our Analytical Software Tools segment. The decrease in Scoring Solutions segment operating income was attributable primarily to a decline in revenues derived from prescreening services that we provide directly to users in banking and a decline in revenues derived from the credit reporting agencies. Revenues declined as financial institutions significantly reduced new account acquisition activities and extension of credit. In addition, segment income declined on higher legal expenses. The decrease in Strategy Machine Solutions segment operating income was attributable to a decline in revenues that was partially offset by lower operating costs. The decrease in operating costs was driven by lower salary and benefit costs that resulted from staff reductions, lower incentive costs and a reduction in amortization expense. The decrease in Professional Services segment operating income was the result of higher personnel costs to support increased professional service activities, including increased use of outside staff costs. In our Analytic Software Tools segment, higher segment operating income was due to an increase in sales of licenses for our Decision Management products and reduced operating costs. The decrease in operating costs was driven by lower salary and benefit costs, which resulted from staff reductions, and lower incentive costs. In addition, internal staff was re-deployed to develop Decision Management solutions associated with our Strategy Machines Solutions segment.

Discontinued Operations

On April 30, 2008, we completed the sale of our Insurance Bill Review business unit for $16.0 million in cash. We recorded a $6.9 million pre-tax loss, but a $3.4 million after-tax gain on the sale as the amount of goodwill disposed of for income tax purposes exceeded the amount determined for financial reporting purposes. During fiscal 2009, we recorded an additional $0.4 million working capital adjustment in favor of the purchaser. Revenues from discontinued operations were $22.9 million and $38.0 million in fiscal 2008 and 2007, respectively. After-tax losses from discontinued operations were $0.7 million and $7.2 million in fiscal 2008 and 2007, respectively. The large loss in fiscal 2007 was primarily the result of costs associated with the settlement of a lawsuit.

Capital Resources and Liquidity

Cash Flows from Operating Activities

Our primary method for funding operations and growth has been through cash flows generated from operating activities. Net cash provided by operating activities totaled $151.6 million in fiscal 2009 compared to $159.2 million in fiscal 2008. Operating cashflows were negatively impacted by a decline in earnings in fiscal 2009 and a $23.8 million decrease in other liabilities. Operating cash flows were positively impacted by an increase in accrued compensation and employee benefits of $12.4 million, which was due to the timing of payments, and a decrease in accounts receivable of $11.2 million, which resulted from the timing of cash receipts and improvements made to our collections process.

Net cash provided by operating activities decreased to $159.2 million in fiscal 2008 from $179.2 million in fiscal 2007. Operating cash flows were negatively impacted by the decline in earnings in fiscal 2008, cash paid for a legal settlement and cash paid for incentive payments that were accrued last year. In addition, operating cash flows were also negatively impacted by $10.9 million paid for restructuring-related liabilities. The decline in operating cash flows was partially offset by a decrease in trade receivables of $20.2 million, which resulted from the timing of cash receipts and improvements made to our collections process.

Cash Flows from Investing Activities

Net cash used in investing activities totaled $81.9 million in fiscal 2009 compared to $31.1 million in fiscal 2008. The change in cash flows was due to an $81.2 million decrease in proceeds from sales and maturities of marketable securities, net of purchases, and an $8.8 million decrease in capital expenditures. In addition, the change in cash flows was due to $33.3 million paid for the acquisition of Dash Optimization Ltd. in January 2008 and $15.6 million cash received in April 2008 from the sale of our Insurance Bill Review business unit.

Net cash used in investing activities totaled $31.1 million in fiscal 2008 compared to net cash provided by investing activities of $37.4 million in fiscal 2007. The change in cash flows from investing activities was attributable to $33.3 million of cash paid for our acquisitions of Dash Optimization, Ltd., $15.6 million in cash proceeds received from the disposition of our Insurance Bill Review business unit, and a $46.2 million decline in proceeds from sales and maturities of marketable securities, net of purchases. In addition, the change in cash flows was due to $15.8 million in cash received from the sale of our mortgage banking solutions product line in fiscal 2007 and a $10.0 million investment we made in a company in fiscal 2007 that is developing predictive analytics solutions for healthcare providers.

Cash Flows from Financing Activities

Net cash used in financing activities totaled $18.8 million in 2009, compared to $91.0 million in 2008. The decrease in cash used in financing activities was primarily due to a $98.1 million decrease in common stock repurchased, a $16.5 million decrease in proceeds from the issuance of common stock under employee stock plans and a $9.9 million decrease in cash proceeds from net borrowings under our revolving credit facility, senior notes and senior convertible notes.

Net cash used in financing activities totaled $91.0 million in 2008, compared to $198.7 million in fiscal 2007. The decrease in cash used in financing activities was primarily due to a $334.4 million decline in common stock repurchased. Cash used for investing activities in fiscal 2008 also included the repurchase of all outstanding Senior Convertible Notes, which totaled $390.1 million. In order to fund the repurchase of the Senior Convertible Notes, we borrowed an additional $125.0 million under our revolving credit facility and issued $275 million of new Senior Notes. The change in cash flows used in financing activities was also a result of a $64.3 million decrease in proceeds from the issuance of common stock under employee stock plans and an $11.3 million decrease in excess tax benefits from share-based arrangements.

Repurchases of Common Stock

From time to time, we repurchase our common stock in the open market pursuant to programs approved by our Board of Directors. During fiscal 2009, 2008 and 2007, we expended $18.5 million, $116.6 million and $451.1 million, respectively, in connection with our repurchase of common stock under such programs. In November 2007, our Board of Directors approved a common stock repurchase program that allows us to purchase shares of our common stock up to an aggregate cost of $250.0 million. As of September 30, 2009, we had $129.7 million remaining under this authorization.

Dividends

We paid quarterly dividends of two cents per share, or eight cents per year, during each of fiscal 2009, 2008 and 2007. Our dividend rate is set by the Board of Directors on a quarterly basis taking into account a variety of factors, including among others, our operating results and cash flows, general economic and industry conditions, our obligations, changes in applicable tax laws and other factors deemed relevant by the Board. Although we expect to continue to pay dividends at the current rate, our dividend rate is subject to change from time to time based on the Board's business judgment with respect to these and other relevant factors.

Credit Agreement

In October 2006, we entered into a five-year unsecured revolving credit facility with a syndicate of banks. In July 2007, we entered into an amended and restated credit agreement that increased the revolving credit facility from $300 million to $600 million. Proceeds from the credit facility can be used for working capital and general corporate purposes and may also be used for the refinancing of existing debt, acquisitions, and the repurchase of the Company's common stock. Interest on amounts borrowed under the credit facility is based on (i) a base rate, which is the greater of (a) the prime rate and (b) the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin. The margin on LIBOR borrowings ranges from 0.30% to 0.55% and is determined based on our consolidated leverage ratio. In addition, we must pay utilization fees if borrowings and commitments under the credit facility exceed 50% of the total credit facility commitment, as well as facility fees. The credit facility contains certain restrictive covenants, including maintenance of consolidated leverage and fixed charge coverage ratios. The credit facility also contains covenants typical of unsecured facilities. As of September 30, 2009, we had $295.0 million of borrowings outstanding under the credit facility at an average interest rate of 0.6%.

Senior Notes

In May 2008, we issued $275 million of Senior Notes in a private placement to a group of institutional investors. The Senior Notes were issued in four series with maturities ranging from 5 to 10 years. The Senior Notes' weighted average interest rate is 6.8% and the weighted average maturity is 7.9 years. The Senior Notes are subject to certain restrictive covenants that are substantially similar to those in the credit agreement for the revolving credit facility including maintenance of consolidated leverage and fixed charge coverage ratios. The purchase agreement for the Senior Notes also includes covenants typical of unsecured facilities.

Capital Resources and Liquidity Outlook

As of September 30, 2009, we had $379.2 million in cash, cash equivalents and marketable security investments. We believe that these balances, as well as available borrowings from our $600 million revolving credit facility and anticipated cash flows from operating activities, will be sufficient to fund our working and other capital requirements and scheduled repayments of existing debt over the course of the next twelve months. In the normal course of business, we evaluate the merits of acquiring technology or businesses, or establishing strategic relationships with or investing in these businesses. We may elect to use available cash and cash equivalents and marketable security investments to fund such activities in the future. In the event additional needs for cash arise, we may raise additional funds from a combination of sources, including the potential issuance of debt or equity securities. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to take advantage of unanticipated opportunities or respond to competitive pressures could be limited.

Contractual Obligations

The following is a summary of our contractual obligations at September 30, 2009:

	Fiscal Year						
	2010	2011	2012	2013	2014	Thereafter	Total
	(In thousands)						
Senior Notes(1)	$ —	$ 8,000	$ 8,000	$49,000	$ 8,000	$202,000	$275,000
Revolving line of credit	—	—	295,000	—	—	—	295,000
Interest due on debt obligations(2)	20,563	20,563	18,381	17,774	14,652	42,360	134,293
Operating lease obligations	22,472	15,661	13,460	11,296	10,813	36,054	109,756
Purchase obligations(3)	5,800	13,100	4,000	2,000	—	—	24,900
Unrecognized tax benefits(4)	—	—	—	—	—	—	18,587
Total commitments	$48,835	$57,324	$338,841	$80,070	$33,465	$280,414	$857,536

(1) $275 million represents the unpaid principal amount of our Senior Notes issued in May 2008. The Senior Notes were issued in four series in a private placement to a group of institutional investors.

(2) Interest due on debt obligations represents interest payments on our Senior Notes and revolving line of credit. Based on the terms of our revolving credit facility (see Note 11), interest paid is based on variable rates applied to outstanding principal. Borrowings and rates will vary during the term of the credit facility, which has a maturity date of October 20, 2011. As a result, future interest payments are difficult to estimate. Accordingly, interest obligations shown in the table were estimated using a rate of 0.6%, which was the rate in effect on borrowings outstanding at September 30, 2009.

(3) Represents amounts associated with agreements that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the payments.

(4) Unrecognized tax benefits related to uncertain tax positions. As we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the section of the table showing payment by fiscal year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. These accounting principles require management to make certain judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We periodically evaluate our estimates including those relating to revenue recognition, the allowance for doubtful accounts, goodwill and other intangible assets resulting from business acquisitions, income taxes and contingencies and litigation. We base our estimates on historical experience and various other assumptions that we believe to be reasonable based on the specific circumstances, the results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Software license fee revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred at our customer's location, the fee is fixed or determinable and collection is probable. We use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence ("VSOE") of the fair value of all undelivered elements exists. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by us and customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. The determination of whether fees are fixed or determinable and collection is probable involves the use of assumptions. We evaluate contract terms and customer information to ensure that these criteria are met prior to our recognition of license fee revenue. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and change to a product's estimated life cycle could materially impact the amount of earned and unearned revenue.

When software licenses are sold together with implementation or consulting services, license fees are recognized upon delivery provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered. For arrangements with services that are essential to the functionality of the software, the license and related service revenues are recognized using contract accounting as described below.

If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance, expiration of the acceptance period, or when we can demonstrate we meet the acceptance criteria.

Revenues from post-contract customer support services, such as software maintenance, are recognized on a straight-line basis over the term of the support period. The majority of our software maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by us during the term of the support period.

Revenues recognized from our credit scoring, data processing, data management and internet delivery services are recognized as these services are performed, provided persuasive evidence of an arrangement exists, fees are fixed or determinable, and collection is reasonably assured. The determination of certain of our credit scoring and data processing revenues requires the use of estimates, principally related to transaction volumes in instances where these volumes are reported to us by our clients on a monthly or quarterly basis in arrears. In these instances, we estimate transaction volumes based on preliminary customer transaction information, if available, or based on average actual reported volumes for an immediate trailing period. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we were unable to reasonably estimate transaction volumes in the future, revenue may be deferred until actual customer data was received, and this could have a material impact on our results of operations during the period of time that we changed accounting methods.

Transactional or unit-based license fees under software license arrangements, network service and internally-hosted software agreements are recognized as revenue based on system usage or when fees based on system usage exceed monthly minimum license fees, provided persuasive evidence of an arrangement exists, fees are fixed or determinable and collection is probable. The determination of certain of our transactional or unit-based license fee revenues requires the use of estimates, principally related to transaction usage or active account volumes in instances where this information is reported to us by our clients on a monthly or quarterly basis in arrears. In these instances, we estimate transaction volumes based on preliminary customer transaction information, if available, or based on average actual reported volumes for an immediate trailing period. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we were unable to reasonably estimate customer account or transaction volumes in the future, revenue would be deferred until actual customer data was received, and this could have a material impact on our consolidated results of operations.

We provide consulting, training, model development and software integration services under both hourly-based time and materials and fixed-priced contracts. Revenues from these services are generally recognized as the services are performed. For fixed-price service contracts, we apply the percentage-of-completion method of contract accounting to determine progress towards completion, which requires the use of estimates. In such instances, management is required to estimate the input measures, generally based on hours incurred to date compared to total estimated hours of the project, with consideration also given to output measures, such as contract milestones, when applicable. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. If substantive uncertainty related to customer acceptance of services exists, we apply the completed contract method of accounting and defer the associated revenue until the contract is completed. If we are unable to accurately estimate the input measures used for percentage-of-completion accounting, revenue would be deferred until the contract is complete, and this could have a material impact on our consolidated results of operations.

Revenue recognized under the percentage-of-completion method in excess of contract billings is recorded as an unbilled receivable. Such amounts are generally billable upon reaching certain performance milestones as defined by individual contracts. Billings collected in advance of performance and recognition of revenue under contracts is recorded as deferred revenue.

In certain of our non-software arrangements, we enter into contracts that include the delivery of a combination of two or more of our service offerings. Typically, such multiple element arrangements incorporate the design and development of data management tools or systems and an ongoing obligation to manage, host or otherwise run solutions for our customer. Such arrangements are divided into separate units of accounting provided that the delivered item has stand-alone value and there is objective and reliable evidence of the fair value of the undelivered items. The total arrangement fee is allocated to the undelivered elements based on their fair values and to the initial delivered elements using the residual method. Revenue is recognized separately, and in accordance with our revenue recognition policy, for each element.

As described above, sometimes our customer arrangements have multiple deliverables, including service elements. Generally, our multiple element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements. If not, we apply separation provisions, which require us to unbundle multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and fair value of the undelivered element(s) exists. When we are able to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to each unit. If we are unable to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to the entire arrangement. Sometimes this results in recognizing the entire arrangement fee when delivery of the last element in a multiple element arrangement occurs. For example, if the last undelivered element is a service, we recognize revenue for the entire arrangement fee as the service is performed, or if no pattern of performance is discernable, we recognize revenue on a straight-line basis over the term of the arrangement.

We apply accounting guidance to determine whether the Company should report revenue for certain transactions based upon the gross amount billed to the customer, or the net amount retained by the Company. In accordance with the guidance we record revenue on a gross basis for sales in which we have acted as the principal and on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Allowance for Doubtful Accounts

We make estimates regarding the collectibility of our accounts receivable. When we evaluate the adequacy of our allowance for doubtful accounts, we analyze specific accounts receivable balances, historical bad debts, customer creditworthiness, current economic trends and changes in our customer payment cycles. Material differences may result in the amount and timing of expense for any period if we were to make different judgments or utilize different estimates. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances might be required.

Business Acquisitions; Valuation of Goodwill and Other Intangible Assets

Our business acquisitions typically result in the recognition of goodwill and other intangible assets, and in certain cases non-recurring charges associated with the write-off of in-process research and development ("IPR&D"), which affect the amount of current and future period charges and amortization expense. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations accounted for by the purchase method of accounting. We amortize our definite-lived intangible assets using the straight-line method or based on forecasted cash flows associated with the assets over the estimated useful lives, while IPR&D is recorded as a non-recurring charge on the acquisition date. Goodwill is not amortized, but is assessed at least annually for impairment.

The determination of the value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from product sales and services, maintenance agreements, consulting contracts, customer contracts, and acquired developed technologies and patents or trademarks; expected costs to develop the IPR&D into commercially viable products and estimating cash flows from the projects when completed; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired products and services will continue to be used in our product portfolio; and discount rates. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur and assumptions may change. Estimates using different assumptions could also produce significantly different results.

We continually review the events and circumstances related to our financial performance and economic environment for factors that would provide evidence of the impairment of our intangible assets. When impairment indicators are identified with respect to our previously recorded intangible assets with finite useful lives, we test for impairment using undiscounted cash flows. If such tests indicate impairment, then we measure the impairment as the difference between the carrying value of the asset and the fair value of the asset, which is measured using discounted cash flows. Indefinite-lived intangible assets are assessed annually for impairment by comparing the fair value of such intangible assets, measured using discounted cash flows, to the respective fair value. To the extent the fair value is less than the associated carrying value, impairment is recorded. Significant management judgment is required in forecasting of future operating results, which are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write downs of net intangible assets and other long-lived assets could occur. We periodically review the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods.

We test goodwill for impairment at the reporting unit level at least annually during the fourth quarter of each fiscal year and more frequently if impairment indicators are identified. We have determined that our reporting units are the same as our reportable segments. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. We estimate the fair values of our reporting units using discounted cash flow valuation models and by comparing our reporting units to guideline publicly-traded companies. These methods require estimates of our future revenues, profits, capital expenditures, working capital, and other relevant factors, as well as selecting appropriate guideline publicly-traded companies for each reporting unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans, industry data, and other relevant factors. The estimated fair value of each of our reporting units exceeded its respective carrying value in fiscal 2009, indicating the underlying goodwill of each reporting unit was not impaired as of our most recent testing date. Accordingly, we were not required to complete the second step of the goodwill impairment test. The timing and frequency of our goodwill impairment test is based on an ongoing assessment of events and circumstances that would more than likely reduce the fair value of a reporting unit below its carrying value. There are various assumptions and estimates underlying the determination of an impairment loss, and estimates using different, but each reasonable, assumptions could produce significantly different results and materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We believe that the assumptions and estimates utilized were appropriate based on the information available to management. The timing and recognition of impairment losses by us in the future, if any, may be highly dependent upon our estimates and assumptions.

Due to ongoing uncertainty in economic conditions and weakness in financial credit markets, which have adversely affected the fair value of our reporting units, we will continue to carefully monitor and evaluate the carrying value of goodwill. We had $667.6 million of goodwill recorded on our consolidated balance sheet as of September 30, 2009. As of the most recent testing date (July 1, 2009), the fair value of our reporting units exceeded their respective carrying values by between $20 million and $329 million. However, if difficult market and economic conditions continue over a sustained period, we may experience a further decline in the fair value of one or more of our reporting units as compared to fiscal 2009 year-end levels. Such further declines in fair value may require us to record an impairment charge related to goodwill.

Share-Based Compensation

We account for share-based compensation using the fair value recognition provisions as required in the accounting literature. We estimate the fair value of options granted using the Black-Scholes option valuation model and the assumptions shown in Note 17 to the accompanying consolidated financial statements. We estimate the volatility of our common stock at the date of grant based on a combination of the implied volatility of publicly traded options on our common stock and our historical volatility rate. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. Beginning in fiscal 2008, we estimated the expected term of options granted based on historical exercise patterns. In fiscal 2007, we estimated the expected term consistent with the simplified method. The dividend yield assumption is based on historical dividend payouts. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our employee options. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. For options granted, we amortize the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods. If factors change we may decide to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect our share-based compensation expense, net income and earnings per share.

Income Taxes

We use the asset and liability approach to account for income taxes. This methodology recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax base of assets and liabilities and operating loss and tax credit carryforwards.

We then record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, which requires the use of estimates. If we determine during any period that we could realize a larger net deferred tax asset than the recorded amount, we would adjust the deferred tax asset to increase income for the period or reduce goodwill if such deferred tax asset relates to an acquisition. Conversely, if we determine that we would be unable to realize a portion of our recorded deferred tax asset, we would adjust the deferred tax asset to record a charge to income for the period or increase goodwill if such deferred tax asset relates to an acquisition. Although we believe that our estimates are reasonable, there is no assurance that our valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable, and such an increase could have a material adverse impact on our income tax provision and results of operations in the period in which such determination is made. In addition, the calculation of tax liabilities also involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could also have a material impact on our income tax provision and results of operations in the period in which such determination is made.

We adopted new accounting guidance related to the accounting for uncertainty in income taxes, on October 1, 2007. The cumulative effect of the change did not result in an adjustment to the beginning balance of retained earnings. Following implementation, the ongoing recognition of changes in measurement of uncertain tax positions will be reflected as a component of income tax expense.

Contingencies and Litigation

We are subject to various proceedings, lawsuits and claims relating to products and services, technology, labor, shareholder and other matters. We are required to assess the likelihood of any adverse outcomes and the potential range of probable losses in these matters. If the potential loss is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. If the potential loss is considered less than probable or the amount cannot be reasonably estimated, disclosure of the matter is considered. The amount of loss accrual or disclosure, if any, is determined after analysis of each matter, and is subject to adjustment if warranted by new developments or revised strategies. Due to uncertainties related to these matters, accruals or disclosures are based on the best information available at the time. Significant judgment is required in both the assessment of likelihood and in the determination of a range of potential losses. Revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position or consolidated results of operations.

New Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued new guidance on the accounting for business combinations. The guidance states that business combinations will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and acquired contingencies will be recorded at fair value at the acquisition date. Further, acquisition costs will be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

In December 2007, the FASB issued new accounting guidance on non-controlling interests in consolidated financial statements. The guidance clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2008. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

In February 2008, the FASB issued new accounting guidance which deferred the effective date of applying fair value measurement guidance for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). We elected to defer the adoption of this guidance until October 1, 2009. We are in the process of determining the impact of adoption on our consolidated financial statements.

In June 2009, the FASB issued new accounting guidance related to the consolidation of variable interest entities. The guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to revenue arrangements with multiple deliverables. The guidance removes the fair value threshold for separation of deliverables into separate units of accounting and in many cases will result in accelerated revenue recognition. The guidance also replaces the term "fair value" with "selling price", provides a hierarchy that entities must use to estimate the selling price, which is used in allocating revenue to each deliverable, eliminates the use of the residual method of allocation, and expands certain disclosures. The guidance is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this issue on a prospective or a retrospective basis and early adoption is permitted. We are in the process of determining the impact of adoption on our consolidated financial statements.

In May 2008, the FASB issued new guidance on the accounting for convertible instruments that may be settled in cash upon conversion. The guidance requires that proceeds from the issuance of convertible debt instruments be allocated between debt (at a discount) and an equity component. The debt discount will be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. This guidance is effective for fiscal years beginning after December 15, 2008, and is to be applied retrospectively to prior periods. The guidance changes the accounting treatment for our Senior Convertible Notes, which were issued in August 2003; however, the only retrospective adjustment to our financial statements would be a reclassification between equity accounts. The guidance does not require retrospective adoption if instruments were not outstanding during any of the periods presented in the annual financial statements for the period of adoption, or if restatement would only lead to an entity reclassifying amounts between its opening equity accounts for periods presented in the annual financial statements. As a result, the adoption of this guidance will not impact our consolidated financial statements.

In April 2008, the FASB issued new guidance in determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The guidance is effective for fiscal years beginning after December 15, 2008. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk Disclosures

We are exposed to market risk related to changes in interest rates, equity market prices, and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We maintain an investment portfolio consisting mainly of income securities with an average maturity of two years or less. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. We have the ability to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. The following table presents the principal amounts and related weighted-average yields for our investments with interest rate risk at September 30, 2009 and 2008:

	September 30, 2009			September 30, 2008		
	Cost Basis	Carrying Amount	Average Yield	Cost Basis	Carrying Amount	Average Yield
			(Dollars in thousands)			
Cash and cash equivalents	$178,157	$178,157	0.12%	$129,678	$129,678	2.56%
Short-term investments	139,149	139,673	1.26%	57,065	57,049	3.42%
Long-term investments	57,437	57,611	1.44%	67,274	67,397	3.55%
	$374,743	$375,441	0.75%	$254,017	$254,124	3.01%

In May 2008, we issued $275 million of Senior Notes to a group of institutional investors in a private placement. The fair value of our Senior Notes may increase or decrease due to various factors, including fluctuations in market interest rates and fluctuations in general economic conditions. See Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity, above, for additional information on these notes. The following table presents the principal amounts, carrying amounts, and fair values for our Senior Notes at September 30, 2009:

	September 30, 2009		
	Principal	Carrying Amounts	Fair Value
		(In thousands)	
Senior Notes	$275,000	$275,000	$301,295

We have interest rate risk with respect to our five-year $600 million unsecured revolving credit facility. Interest on amounts borrowed under the credit facility is based on (i) a base rate, which is the greater of (a) the prime rate and (b) the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin. The margin on LIBOR borrowings ranges from 0.30% to 0.55% and is determined based on our consolidated leverage ratio. A change in interest rates on this variable rate debt impacts the interest incurred and cash flows, but does not impact the fair value of the instrument. We had $295.0 million of borrowings outstanding on this facility as of September 30, 2009 and 2008.

Forward Foreign Currency Contracts

We maintain a program to manage our foreign currency exchange rate risk on existing foreign currency receivable and cash balances by entering into forward contracts to sell or buy foreign currency. At period end, foreign-denominated receivables and cash balances held by our U.S. reporting entities are remeasured into the U.S. dollar functional currency at current market rates. The change in value from this remeasurement is then reported as a foreign exchange gain or loss for that period in our accompanying consolidated statements of income and the resulting gain or loss on the forward contract mitigates the exchange rate risk of the associated assets. All of our forward foreign currency contracts have maturity periods of less than three months. Such derivative financial instruments are subject to market risk.

The following table summarizes our outstanding forward foreign currency contracts, by currency at September 30, 2009:

	September 30, 2009		
	Contract Amount		Fair Value
	Foreign Currency	US$	US$
	(In thousands)		
Sell foreign currency:			
Canadian dollar (CAD)	CAD 1,100	$1,022	$—
Euro (EUR)	EUR 6,100	8,908	—
Japanese yen (JPY)	JPY 61,000	679	—
Buy foreign currency:			
British pound (GBP)	GBP 2,866	4,600	—

The forward foreign currency contracts were all entered into on September 30, 2009, therefore, the fair value was $0 on that date.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Fair Isaac Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Fair Isaac Corporation and subsidiaries (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. We also have audited the Company's internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 15 to the consolidated financial statements, effective October 1, 2007, the Company adopted a new accounting standard concerning accounting for uncertainty in income taxes.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
November 24, 2009

FAIR ISAAC CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30, 2009	September 30, 2008
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 178,157	$ 129,678
Marketable securities available for sale, current portion	139,673	57,049
Accounts receivable, net	101,742	141,571
Prepaid expenses and other current assets	22,986	23,404
Total current assets	442,558	351,702
Marketable securities available for sale, less current portion	61,371	72,101
Other investments	11,074	12,374
Property and equipment, net	34,340	46,360
Goodwill	667,640	686,082
Intangible assets, net	38,255	52,468
Deferred income taxes	38,100	45,786
Other assets	10,550	8,380
	$ 1,303,888	$ 1,275,253
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,593	$ 11,172
Accrued compensation and employee benefits	28,139	29,551
Other accrued liabilities	38,183	43,665
Deferred revenue	39,673	38,243
Total current liabilities	114,588	122,631
Revolving line of credit	295,000	295,000
Senior notes	275,000	275,000
Other liabilities	19,031	20,681
Total liabilities	703,619	713,312
Commitments and contingencies		
Stockholders' equity:		
Preferred stock ($0.01 par value; 1,000 shares authorized; none issued and outstanding)	—	—
Common stock ($0.01 par value; 200,000 shares authorized, 88,857 shares issued and 48,156 and 48,473 shares outstanding at September 30, 2009 and 2008, respectively)	482	485
Paid-in-capital	1,106,292	1,110,165
Treasury stock, at cost (40,701 and 40,384 shares at September 30, 2009 and 2008, respectively)	(1,375,400)	(1,374,455)
Retained earnings	886,324	825,109
Accumulated other comprehensive income (loss)	(17,429)	637
Total stockholders' equity	600,269	561,941
	$ 1,303,888	$ 1,275,253

See accompanying notes to consolidated financial statements.

FAIR ISAAC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended September 30,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenues	$630,735	$744,842	$784,188
Operating expenses:			
Cost of revenues(1)	206,448	274,917	259,450
Research and development	73,626	77,794	69,322
Selling, general and administrative(1)	209,319	245,639	273,705
Amortization of intangible assets	12,891	14,043	20,470
Restructuring	8,711	10,166	2,455
(Gain) loss on sale of product line assets	2,993	—	(1,541)
Total operating expenses	513,988	622,559	623,861
Operating income	116,747	122,283	160,327
Interest income	4,717	8,802	13,527
Interest expense	(25,481)	(20,335)	(12,766)
Other income, net	1,587	2,245	427
Income from continuing operations before income taxes	97,570	112,995	161,515
Provision for income taxes	32,105	31,809	49,664
Income from continuing operations	65,465	81,186	111,851
Income (loss) from discontinued operations	(363)	2,766	(7,201)
Net income	$ 65,102	$ 83,952	$104,650
Basic earnings (loss) per share:			
Continuing operations	$ 1.35	$ 1.66	$ 2.00
Discontinued operations	(0.01)	0.06	(0.13)
Total	$ 1.34	$ 1.72	$ 1.87
Diluted earnings (loss) per share:			
Continued operations	$ 1.34	$ 1.64	$ 1.94
Discontinued operations	(0.01)	0.06	(0.12)
Total	$ 1.33	$ 1.70	$ 1.82
Shares used in computing earnings per share:			
Basic	48,658	48,940	56,054
Diluted	48,776	49,373	57,548

(1) Cost of revenues and selling, general and administrative expenses exclude the amortization of intangible assets. See Note 9 to consolidated financial statements.

See accompanying notes to consolidated financial statements.

FAIR ISAAC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended September 30, 2009, 2008 and 2007

	Common Stock					Accumulated		
	Shares	Par Value	Paid-in-Capital	Treasury Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
					(In thousands)			
Balance at September 30, 2006	**59,369**	**$ 594**	**$1,073,886**	**$ (952,979)**	**$644,836**	**$ 3,691**	**$ 770,028**	
Share-based compensation	—	—	36,261	—	—	—	36,261	
Exercise of stock options	3,137	31	(29,262)	104,357	—	—	75,126	
Tax effect from exercised stock options	—	—	16,684	—	—	—	16,684	
Forfeitures of restricted stock	(23)	—	732	(732)	—	—	—	
Repurchases of common stock	(11,716)	(117)	—	(450,971)	—	—	(451,088)	
Issuance of ESPP shares from treasury	277	3	(328)	9,286	—	—	8,961	
Issuance of restricted stock to employees from treasury	20	—	(646)	646	—	—	—	
Dividends paid	—	—	—	—	(4,432)	—	(4,432)	
Net income	—	—	—	—	104,650	—	104,650	$104,650
Unrealized gains on investments, net of tax of $165	—	—	—	—	—	261	261	261
Cumulative translation adjustments	—	—	—	—	—	9,863	9,863	9,863
Balance at September 30, 2007	**51,064**	**511**	**1,097,327**	**(1,290,393)**	**745,054**	**13,815**	**566,314**	**$114,774**
Share-based compensation	—	—	27,981	—	—	—	27,981	
Exercise of stock options	523	5	(5,594)	17,878	—	—	12,289	
Tax effect from share based payment arrangements	—	—	(2,375)	—	—	—	(2,375)	
Forfeitures of restricted stock	(35)	—	1,114	(1,114)	—	—	—	
Repurchases of common stock	(3,540)	(35)	—	(116,607)	—	—	(116,642)	
Issuance of ESPP shares from treasury	384	3	(4,691)	13,142	—	—	8,454	
Issuance of restricted stock to employees from treasury	77	1	(3,597)	2,639	—	—	(957)	
Dividends paid	—	—	—	—	(3,897)	—	(3,897)	
Net income	—	—	—	—	83,952	—	83,952	$ 83,952
Unrealized gains on investments, net of tax of $25	—	—	—	—	—	38	38	38
Cumulative translation adjustments	—	—	—	—	—	(13,216)	(13,216)	(13,216)
Balance at September 30, 2008	**48,473**	**485**	**1,110,165**	**(1,374,455)**	**825,109**	**637**	**561,941**	**$ 70,774**
Share-based compensation	—	—	19,935	—	—	—	19,935	
Exercise of stock options	148	1	(3,197)	5,027	—	—	1,831	
Tax effect from share based payment arrangements	—	—	(9,545)	—	—	—	(9,545)	
Forfeitures of restricted stock	(2)	—	64	(64)	—	—	—	
Repurchases of common stock	(832)	(8)	—	(18,492)	—	—	(18,500)	
Issuance of ESPP shares from treasury	195	2	(3,848)	6,646	—	—	2,800	
Issuance of restricted stock to employees from treasury	174	2	(7,282)	5,938	—	—	(1,342)	
Dividends paid	—	—	—	—	(3,887)	—	(3,887)	
Net income	—	—	—	—	65,102	—	65,102	$ 65,102
Unrealized gains on investments, net of tax of $232	—	—	—	—	—	359	359	359
Cumulative translation adjustments	—	—	—	—	—	(18,425)	(18,425)	(18,425)
Balance at September 30, 2009	**48,156**	**$ 482**	**$1,106,292**	**$(1,375,400)**	**$886,324**	**$(17,429)**	**$ 600,269**	**$ 47,036**

See accompanying notes to consolidated financial statements.

FAIR ISAAC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 65,102	$ 83,952	$ 104,650
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	38,419	39,494	50,224
Share-based compensation	19,935	27,981	36,261
Deferred income taxes	(5,031)	(23,095)	3,800
Tax effect from share-based payment arrangements	(9,545)	(2,375)	16,684
Excess tax benefits from share-based payment arrangements	(280)	(1,342)	(12,623)
Gain on repurchase of senior convertible notes	—	(896)	—
Net amortization (accretion) of premium (discount) on marketable securities	1,057	579	(1,098)
Provision for doubtful accounts	499	3,414	4,972
Loss on sale of business unit	—	6,952	—
(Gain) loss on sale of product line assets	2,993	—	(1,541)
Net loss on sales of property and equipment	115	39	693
Changes in operating assets and liabilities, net of acquisition and disposition effects:			
Accounts receivable	31,316	20,153	(15,837)
Prepaid expenses and other assets	36	1,766	(3,400)
Accounts payable	(2,519)	(1,569)	1,584
Accrued compensation and employee benefits	(976)	(13,363)	8,864
Other liabilities	3,214	14,033	(9,492)
Deferred revenue	7,298	3,427	(4,578)
Net cash provided by operating activities	151,633	159,150	179,163
Cash flows from investing activities:			
Purchases of property and equipment	(13,958)	(22,780)	(22,735)
Cash proceeds from sales of property and equipment	—	1,527	566
Cash proceeds from sales of product line assets	4,000	—	15,758
Cash paid for acquisition, net of cash acquired	—	(33,336)	—
Cash proceeds from sale of business unit	—	15,581	—
Purchases of marketable securities	(197,274)	(161,803)	(180,951)
Proceeds from sale of marketable securities	7,400	2,008	14,250
Proceeds from maturities of marketable securities	116,585	167,684	220,763
Distribution from (investment in) cost method investees	1,300	—	(10,213)
Net cash provided by (used in) investing activities	(81,947)	(31,119)	37,438
Cash flows from financing activities:			
Proceeds from revolving line of credit	—	300,000	170,000
Payments on revolving line of credit	—	(175,000)	—
Proceeds from issuance of senior notes	—	275,000	—
Payments for repurchases of senior convertible notes	—	(390,067)	(9,037)
Debt issuance costs	—	(1,477)	(858)
Proceeds from issuances of common stock under employee stock option and purchase plans	3,289	19,786	84,087
Dividends paid	(3,887)	(3,897)	(4,432)
Repurchases of common stock	(18,500)	(116,642)	(451,088)
Excess tax benefits from share-based payment arrangements	280	1,342	12,623
Net cash used in financing activities	(18,818)	(90,955)	(198,705)
Effect of exchange rate changes on cash	(2,389)	(2,682)	2,234
Increase in cash and cash equivalents	48,479	34,394	20,130
Cash and cash equivalents, beginning of year	129,678	95,284	75,154
Cash and cash equivalents, end of year	$ 178,157	$ 129,678	$ 95,284
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net of refunds of $2,742, $1,447 and $30 during the years ended September 30, 2009, 2008 and 2007, respectively	$ 28,364	$ 20,074	$ 38,127
Cash paid for interest	$ 26,189	$ 13,009	$ 9,580

See accompanying notes to consolidated financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Fair Isaac Corporation

Incorporated under the laws of the State of Delaware, Fair Isaac Corporation ("FICO") is a provider of analytic, software and data management products and services that enable businesses to automate, improve and connect decisions. FICO provides a range of analytical solutions, credit scoring and credit account management products and services to banks, credit reporting agencies, credit card processing agencies, insurers, retailers and healthcare organizations.

In these consolidated financial statements, FICO is referred to as "we," "us," "our," or "FICO".

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of FICO and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the recoverability of accounts receivable, goodwill and other intangible assets, software development costs and deferred tax assets; the benefits related to uncertain tax positions, the determination of the fair value of stock-based compensation, the ability to estimate hours in connection with fixed-fee service contracts, the ability to estimate transactional-based revenues for which actual transaction volumes have not yet been received, and the determination of whether fees are fixed or determinable and collection is probable or reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments with a maturity of 90 days or less at time of purchase.

Fair Value of Financial Instruments

The fair value of certain of our financial instruments, including cash and cash equivalents, receivables, other current assets, accounts payable, accrued compensation and employee benefits, other accrued liabilities and amounts outstanding under our revolving line of credit, approximate their carrying amounts because of the short-term maturity of these instruments. The fair values of our cash and cash equivalents and marketable security investments are disclosed in Note 5. The fair value of our cost-method investments approximate their recorded value. The fair value of our Senior Notes is disclosed in Note 12.

Investments

Management determines the appropriate classification of our investments in marketable debt and equity securities at the time of purchase, and re-evaluates this designation at each balance sheet date. While it is our intent to hold debt securities to maturity, our investments in U.S. government obligations and marketable equity and debt securities that have readily determinable fair values are classified as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Therefore, such securities are carried at fair value with unrealized gains or losses related to these securities included in accumulated other comprehensive income (loss). The fair value of marketable securities is based upon inputs including quoted prices for identical or similar assets. Realized gains and losses are included in other income, net on the consolidated statements of income. The cost of investments sold is based on the specific identification method. Losses resulting from other than temporary declines in fair value are charged to operations. Investments with remaining maturities over one year are classified as long-term investments.

Our investments in equity securities of companies over which we do not have significant influence are accounted for under the cost method. Investments in which we own 20% to 50% and exercise significant influence over operating and financial policies are accounted for using the equity method. Under the equity method, the investment is originally recorded at cost and adjusted to recognize our share of net earnings or losses of the investee, limited to the extent of our investment in, advances to, and financial guarantees for the investee. Under the cost method, the investment is originally recorded at cost and adjusted for additional contributions or distributions. Management periodically reviews equity-method and cost-method investments for instances where fair value is less than the carrying amount and the decline in value is determined to be other than temporary. If the decline in value is judged to be other than temporary, the carrying amount of the security is written down to fair value and the resulting loss is charged to operations.

Concentration of Risk

Financial instruments that potentially expose us to concentrations of risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable, which are generally not collateralized. Our policy is to place our cash, cash equivalents, and marketable securities with high quality financial institutions, commercial corporations and government agencies in order to limit the amount of credit exposure. We have established guidelines relative to diversification and maturities for maintaining safety and liquidity. We generally do not require collateral from our customers, but our credit extension and collection policies include analyzing the financial condition of potential customers, establishing credit limits, monitoring payments, and aggressively pursuing delinquent accounts. We maintain allowances for potential credit losses.

A significant portion of our revenues are derived from the sales of products and services to the consumer credit, banking and insurance industries.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Major renewals and improvements are capitalized, while repair and maintenance costs are expensed as incurred. Depreciation and amortization charges are calculated using the straight-line method over the following estimated useful lives:

	Estimated Useful Life
Data processing equipment and software	2 to 3 years
Office furniture and equipment	3 to 7 years
Leasehold improvements	Shorter of estimated useful life or lease term

The cost and accumulated depreciation for property and equipment sold, retired or otherwise disposed of are removed from the applicable accounts and resulting gains or losses are recorded in operations. Depreciation and amortization on property and equipment totaled $25.5 million, $24.1 million and $26.2 million during fiscal 2009, 2008 and 2007, respectively.

Internal-use Software

Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost, subject to an impairment test as described below. Application development stage costs generally include costs associated with internal-use software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over two to three years.

We assess potential impairment of capitalized internal-use software whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the future undiscounted net cash flows that are expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We capitalized $0.3 million, $0.3 million and $0.2 million in fiscal 2009, 2008 and 2007, respectively. Amortization expense related to internal-use software was $0.3 million, $0.6 million and $2.0 million in fiscal 2009, 2008 and 2007, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with our business combinations accounted for by the purchase method of accounting (see Note 9). We test goodwill for impairment at the reporting unit level at least annually during the fourth quarter of each fiscal year and more frequently if impairment indicators are identified. We have determined that our reporting units are the same as our reportable segments. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. We estimate the fair values of our reporting units using discounted cash flow valuation models and by comparing our reporting units to guideline publicly-traded companies. These methods require estimates of our future revenues, profits, capital expenditures, working capital, and other relevant factors, as well as selecting appropriate guideline publicly-traded companies for each reporting unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans, industry data, and other relevant factors.

Definite-lived intangible assets are tested for impairment if impairment indicators arise. We amortize our definite-lived intangible assets, which result from our acquisitions accounted for under the purchase method of accounting, using the straight-line method or based on the forecasted cash flows associated with the assets over the following estimated useful lives:

	Estimated Useful Life
Completed technology	4 to 6 years
Customer contracts and relationships	2 to 15 years
Trade names	5 years

Revenue Recognition

Software license fee revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred at our customer's location, the fee is fixed or determinable and collection is probable. We use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and vendor-specific objective evidence ("VSOE") of the fair value of all undelivered elements exists. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by us and customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. The determination of whether fees are fixed or determinable and collection is probable involves the use of assumptions. We evaluate contract terms and customer information to ensure that these criteria are met prior to our recognition of license fee revenue. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and change to a product's estimated life cycle could materially impact the amount of earned and unearned revenue.

When software licenses are sold together with implementation or consulting services, license fees are recognized upon delivery provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered. For arrangements with services that are essential to the functionality of the software, the license and related service revenues are recognized using contract accounting as described below.

If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance, expiration of the acceptance period, or when we can demonstrate we meet the acceptance criteria.

Revenues from post-contract customer support services, such as software maintenance, are recognized on a straight-line basis over the term of the support period. The majority of our software maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by us during the term of the support period.

Revenues recognized from our credit scoring, data processing, data management and internet delivery services are recognized as these services are performed, provided persuasive evidence of an arrangement exists, fees are fixed or determinable, and collection is reasonably assured. The determination of certain of our credit scoring and data processing revenues requires the use of estimates, principally related to transaction volumes in instances where these volumes are reported to us by our clients on a monthly or quarterly basis in arrears. In these instances, we estimate transaction volumes based on preliminary customer transaction information, if available, or based on average actual reported volumes for an immediate trailing period. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we were unable to reasonably estimate transaction volumes in the future, revenue may be deferred until actual customer data was received, and this could have a material impact on our results of operations during the period of time that we changed accounting methods.

Transactional or unit-based license fees under software license arrangements, network service and internally-hosted software agreements are recognized as revenue based on system usage or when fees based on system usage exceed monthly minimum license fees, provided persuasive evidence of an arrangement exists, fees are fixed or determinable and collection is probable. The determination of certain of our transactional or unit-based license fee revenues requires the use of estimates, principally related to transaction usage or active account volumes in instances where this information is reported to us by our clients on a monthly or quarterly basis in arrears. In these instances, we estimate transaction volumes based on preliminary customer transaction information, if available, or based on average actual reported volumes for an immediate trailing period. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we were unable to reasonably estimate customer account or transaction volumes in the future, revenue would be deferred until actual customer data was received, and this could have a material impact on our consolidated results of operations.

We provide consulting, training, model development and software integration services under both hourly-based time and materials and fixed-priced contracts. Revenues from these services are generally recognized as the services are performed. For fixed-price service contracts, we apply the percentage-of-completion method of contract accounting to determine progress towards completion, which requires the use of estimates. In such instances, management is required to estimate the input measures, generally based on hours incurred to date compared to total estimated hours of the project, with consideration also given to output measures, such as contract milestones, when applicable. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. If substantive uncertainty related to customer acceptance of services exists, we apply the completed contract method of accounting and defer the associated revenue until the contract is completed. If we are unable to accurately estimate the input measures used for percentage-of-completion accounting, revenue would be deferred until the contract is complete, and this could have a material impact on our consolidated results of operations.

Revenue recognized under the percentage-of-completion method in excess of contract billings is recorded as an unbilled receivable. Such amounts are generally billable upon reaching certain performance milestones as defined by individual contracts. Billings collected in advance of performance and recognition of revenue under contracts are recorded as deferred revenue.

In certain of our non-software arrangements, we enter into contracts that include the delivery of a combination of two or more of our service offerings. Typically, such multiple element arrangements incorporate the design and development of data management tools or systems and an ongoing obligation to manage, host or otherwise run solutions for our customer. Such arrangements are divided into separate units of accounting provided that the delivered item has stand-alone value and there is objective and reliable evidence of the fair value of the undelivered items. The total arrangement fee is allocated to the undelivered elements based on their fair values and to the initial delivered elements using the residual method. Revenue is recognized separately, and in accordance with our revenue recognition policy, for each element.

As described above, sometimes our customer arrangements have multiple deliverables, including service elements. Generally, our multiple element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements. If not, we apply separation provisions, which require us to unbundle multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and fair value of the undelivered element(s) exists. When we are able to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to each unit. If we are unable to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to the entire arrangement. Sometimes this results in recognizing the entire arrangement fee when delivery of the last element in a multiple element arrangement occurs. For example, if the last undelivered element is a service, we recognize revenue for the entire arrangement fee as the service is performed, or if no pattern of performance is discernable, we recognize revenue on a straight-line basis over the term of the arrangement.

We apply accounting guidance to determine whether the Company should report revenue for certain transactions based upon the gross amount billed to the customer, or the net amount retained by the Company. In accordance with the guidance we record revenue on a gross basis for sales in which we have acted as the principal and on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Allowance for Doubtful Accounts

We make estimates regarding the collectibility of our accounts receivable. When we evaluate the adequacy of our allowance for doubtful accounts, we analyze specific accounts receivable balances, historical bad debts, customer creditworthiness, current economic trends and changes in our customer payment cycles. Material differences may result in the amount and timing of expense for any period if we were to make different judgments or utilize different estimates. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances might be required.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount "more likely than not" to be realized in future tax returns. Tax rate changes are reflected in income during the period the changes are enacted. We recognize interest expense related to unrecognized tax benefits and penalties as part of the provision for income taxes in our consolidated statements of income. We recognize interest earned related to income tax matters as interest income in our consolidated statements of income.

Earnings per Share

Basic earnings per share are computed on the basis of the weighted-average number of common shares outstanding during the period under measurement. Diluted earnings per share are based on the weighted-average number of common shares outstanding and potential common shares. Potential common shares result from the assumed exercise of outstanding stock options or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

Comprehensive Income

Comprehensive income is the change in our equity (net assets) during each period from transactions and other events and circumstances from non-owner sources. It includes net income, foreign currency translation adjustments and unrealized gains and losses, net of tax, on our investments in marketable securities.

Foreign Currency

We have determined that the functional currency of each foreign operation is the local currency. Assets and liabilities denominated in their local foreign currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of stockholders' equity.

At the end of the reporting period, foreign currency denominated receivable and cash balances are remeasured into the functional currency of the reporting entities at current market rates. The change in value from this remeasurement is reported as a foreign exchange gain or loss for that period in other income, net in the accompanying consolidated statements of income. We recorded $2.5 million, $2.0 million and $(0.4) million of transactional foreign currency exchange gains (losses) during 2009, 2008 and 2007, respectively.

Derivative Financial Instruments

From time to time, we utilize forward contract instruments to manage market risks associated with fluctuations in certain foreign currency exchange rates as they relate to specific balances of accounts receivable and cash denominated in foreign currencies. It is our policy to use derivative financial instruments to protect against market risks arising in the normal course of business. Our policies prohibit the use of derivative instruments for the sole purpose of trading for profit on price fluctuations or to enter into contracts that intentionally increase our underlying exposure. All of our forward foreign currency contracts have maturity periods of less than three months. Gains or losses from forward foreign currency contracts are included in other income, net.

Share-Based Compensation Expense

We amortize share-based compensation expense based upon the fair value of share-based awards on a straight-line basis over the requisite vesting period as defined in the applicable plan documents. Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as an excess tax benefit, is presented in the consolidated statements of cash flow as a financing activity. Realized excess tax benefits are credited to additional capital in the consolidated balance sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. See Note 17 for further discussion of our share-based employee benefit plans.

Impairment of Long-Lived Assets

We assess potential impairment to long-lived assets and certain identifiable intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows that are expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We determined that our long-lived assets were not impaired at September 30, 2009, 2008 and 2007. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs totaled $6.8 million, $1.9 million and $1.2 million in fiscal 2009, 2008 and 2007, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Recently Issued Accounting Standards

Recently Adopted Accounting Standards

During the fourth quarter of 2009, we adopted new accounting guidance related to the Financial Accounting Standards Board ("FASB") accounting standards codification, which was effective for financial statements issued for interim or annual periods ending after September 15, 2009. The codification is the single source of authoritative accounting principles recognized by the FASB in preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") and creates one level of authoritative GAAP. All other literature is considered non-authoritative. The adoption did not have an impact on our consolidated financial statements other than changes in reference to various authoritative accounting pronouncements.

During the third quarter of 2009, we adopted new accounting guidance on the accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued, also known as subsequent events. We have evaluated subsequent events through the time of filing these financial statements on November 24, 2009.

On April 1, 2009, we adopted new accounting guidance on interim disclosures about the fair value of financial instruments. The standard requires fair value disclosures of financial instruments on a quarterly basis, as well as new disclosures regarding the methodology and significant assumptions underlying the fair value measures and any changes to the methodology and assumptions during the reporting period. The additional disclosures required by this standard are included in Note 7 and Note 12. The adoption of did not affect our consolidated financial statements, but did result in an expansion of our associated disclosures.

On April 1, 2009, we adopted new accounting guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The adoption of this guidance did not affect our consolidated financial statements.

On April 1, 2009, we adopted accounting guidance that provides criteria for determining whether an impairment of a debt security is temporary and recorded in other comprehensive income in the equity section of the balance sheet or other-than-temporary and recorded as a loss on the statement of operations. The adoption of this guidance did not affect our consolidated financial statements.

On January 1, 2009, we adopted accounting guidance on disclosures about derivative financial instruments and hedging activities. The new guidance expands the disclosure requirements about an entity's derivative instruments and hedging activities by requiring additional qualitative and quantitative information on the use of derivatives and its impact on the consolidated financial statements. The additional disclosures required by this standard are included in Note 6.

On October 1, 2008, we adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. The guidance applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. Subsequent guidance has been issued to assist in determining the fair value of a financial asset when the market for that asset is not active. Refer to Note 7 for information regarding the fair value measurement of our financial assets and liabilities.

On October 1, 2008, we adopted new accounting guidance that provides companies with an option to report selected financial assets and liabilities at fair value. The objective of the guidance is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The guidance also requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company's choice to use fair value on its earnings and it requires companies to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. Upon adoption, we did not elect the fair value option for any additional financial assets or liabilities that we held at that date.

Accounting Standards not yet Adopted

In December 2007, the FASB issued new guidance on the accounting for business combinations. The guidance states that business combinations will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and acquired contingencies will be recorded at fair value at the acquisition date. Further, acquisition costs will be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

In December 2007, the FASB issued new accounting guidance on non-controlling interests in consolidated financial statements. The guidance clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2008. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

In February 2008, the FASB issued new accounting guidance which deferred the effective date of applying fair value measurement guidance for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). We elected to defer the adoption of this guidance until October 1, 2009. We are in the process of determining the impact of adoption on our consolidated financial statements.

In June 2009, the FASB issued new accounting guidance related to the consolidation of variable interest entities. The guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to non-software revenue arrangements with multiple deliverables. The guidance removes the fair value threshold for separation of deliverables into separate units of accounting and in many cases will result in accelerated revenue recognition. The guidance also replaces the term "fair value" with "selling price", provides a hierarchy that entities must use to estimate the selling price, which is used in allocating revenue to each deliverable, eliminates the use of the residual method of allocation, and expands certain disclosures. The guidance is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this issue on a prospective or a retrospective basis and early adoption is permitted. We are in the process of determining the impact of adoption on our consolidated financial statements.

In May 2008, the FASB issued new guidance on the accounting for convertible instruments that may be settled in cash upon conversion. The guidance requires that proceeds from the issuance of convertible debt instruments be allocated between debt (at a discount) and an equity component. The debt discount will be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. This guidance is effective for fiscal years beginning after December 15, 2008, and is to be applied retrospectively to prior periods. The guidance changes the accounting treatment for our Senior Convertible Notes, which were issued in August 2003; however, the only retrospective adjustment to our financial statements would be a reclassification between equity accounts. The guidance does not require retrospective adoption if instruments were not outstanding during any of the periods presented in the annual financial statements for the period of adoption, or if restatement would only lead to a reclassification between its opening equity accounts for periods presented in the annual financial statements. As a result, the adoption of this guidance will not impact our consolidated financial statements.

In April 2008, the FASB issued new guidance in determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The guidance is effective for fiscal years beginning after December 15, 2008. We are in the process of determining what effect, if any, the adoption of this guidance will have on our consolidated financial statements.

2. Acquisition

In January 2008, we acquired Dash Optimization ("Dash"), a leading provider of decision modeling and optimization software, for an aggregate cash purchase price of approximately $34.1 million. The acquisition of Dash was consummated principally to augment our decision management analytic tools. We accounted for this transaction using the purchase method of accounting and allocated the associated goodwill to our Analytical Software Tools segment. The results of Dash have been included in our operating results since the date of acquisition. The pro forma effects of this acquisition on our Consolidated Financial Statements were not material.

3. Discontinued Operations

In April 2008, we completed the sale of our Insurance Bill Review business unit for $16.0 million in cash. At the time of the disposition, we recorded a $6.9 million pre-tax loss, but a $3.4 million after-tax gain on the sale as the amount of goodwill disposed of for income tax purposes exceeded the amount determined for financial reporting purposes. During fiscal 2009, we recorded an additional charge of $0.4 million, net of tax, as a result of an unfavorable final working capital adjustment.

The decision to sell the Insurance Bill Review business was the result of management's decision to divest non-strategic businesses and focus resources on our core products and services. Insurance Bill Review was part of the Strategy Machine Solutions and Professional Services segments.

We determined that the Insurance Bill Review business was a discontinued operation and as a result we have segregated the net assets, net liabilities and operating results from continuing operations in our balance sheets and statements of income for all periods prior to the sale. Revenues from discontinued operations were $22.9 million and $38.0 million for the years ended September 30, 2008 and 2007, respectively. Pre-tax losses from discontinued operations were $1.1 million and $11.9 million for the years ended September 30, 2008 and 2007, respectively.

4. Sales of Product Line Assets

In June 2009, we sold the assets associated with our LiquidCredit® for Telecom ("LCT") and RoamEx® product lines. LCT and RoamEx solutions were included primarily in our Strategy Machine segment. The LCT sale, which was for $3.5 million, includes a $0.5 million receivable for post-closing working capital adjustments. In addition, we have an earn-out agreement that allows for payment of up to $3.0 million if the acquired business achieves certain earnings before interest, tax, depreciation and amortization goals. The primary assets sold include accounts receivable and goodwill. Included in the results of operations for fiscal 2009 were a $1.5 million pre-tax loss and a $2.1 million after-tax loss on the sale as the goodwill associated with the LCT solution product line was not deductible for income tax purposes. Revenues attributable to the LCT solutions product line were $9.1 million, $13.4 million and $13.6 million during fiscal 2009, 2008 and 2007, respectively. The RoamEx sale, which was for $2.7 million, includes a $1.4 million escrow balance and a $0.3 million receivable for post-closing working capital adjustments. The primary assets sold include accounts receivable and goodwill. We recognized a $1.5 million pre-tax loss, and a $1.8 million after-tax loss on the sale as the goodwill associated with the RoamEx product line was not deductible for income tax purposes. Revenues attributable to the RoamEx product line were $6.6 million, $11.5 million and $15.0 million in fiscal 2009, 2008 and 2007, respectively.

In March 2007, we sold the assets and products associated with our mortgage banking solutions product line for $15.8 million in cash. The assets sold include accounts receivable, certain identifiable intangible assets and goodwill. We recognized a $1.5 million pre-tax gain, but a $0.4 million after-tax loss on the sale due to goodwill associated with the mortgage banking solutions product line that was not deductible for income tax purposes. The product line sold includes software and e-commerce services used in the origination processing, underwriting, pricing, product definition, closing, secondary marketing, servicing, default management of mortgage and construction loans, and BridgeLink™ e-Services for the mortgage industry. Revenues attributable to the mortgage banking solutions product line for the years ended September 30, 2007 were $7.7 million.

5. Cash, Cash Equivalents and Marketable Securities Available for Sale

The following is a summary of cash, cash equivalents and marketable securities available for sale at September 30, 2009 and 2008:

	2009				2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)							
Cash and Cash Equivalents:								
Cash	$ 64,689	$ —	$ —	$ 64,689	$ 56,979	$ —	$ —	$ 56,979
Money market funds	113,468	—	—	113,468	72,699	—	—	72,699
	$178,157	$ —	$ —	$178,157	$129,678	$ —	$ —	$129,678
Short-term Marketable Securities:								
U.S. government obligations	$102,575	$460	$ —	$103,035	$ 55,564	$ 54	$ (65)	$ 55,553
U.S. corporate debt	8,735	31	—	8,766	1,501	—	(5)	1,496
Non U.S. corporate debt	27,839	33	—	27,872	—	—	—	—
	$139,149	$524	$ —	$139,673	$ 57,065	$ 54	$ (70)	$ 57,049
Long-term Marketable Securities:								
U.S. government obligations	$ 43,423	$174	$ (22)	$ 43,575	$ 62,175	$190	$ (64)	$ 62,301
U.S. corporate debt	2,928	3	—	2,931	5,099	—	(3)	5,096
Non U.S. corporate debt	11,086	19	—	11,105	—	—	—	—
Marketable equity securities	4,580	—	(820)	3,760	5,679	—	(975)	4,704
	$ 62,017	$196	$(842)	$ 61,371	$ 72,953	$190	$(1,042)	$ 72,101

Short-term marketable securities mature at various dates over the course of the next twelve months. Our long-term U.S. government obligations and corporate debt investments mature at various dates over the next one to three years. During fiscal 2009, 2008 and 2007, we did not recognize any material realized gains or losses on investments.

The long-term marketable equity securities represent securities held under a supplemental retirement and savings plan for certain officers and senior management employees, which are distributed upon termination or retirement of the employees.

The following table shows the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2009 and 2008:

	2009					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Description of Securities:						
U.S. government obligations	$1,253	$(21)	$—	$—	$1,253	$(21)
U.S. corporate debt	—	—	—	—	—	—
Non U.S. corporate debt	2,076	(1)	—	—	2,076	(1)
	$3,329	$(22)	$—	$—	$3,329	$(22)

	2008					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Description of Securities:						
U.S. government obligations	$48,144	$(128)	$—	$—	$48,144	$(128)
U.S. corporate debt	6,592	(9)	—	—	6,592	(9)
Non U.S. corporate debt	—	—	—	—	—	—
	$54,736	$(137)	$—	$—	$54,736	$(137)

6. Derivative Financial Instruments

On January 1, 2009, we adopted new accounting guidance which requires expanded disclosures on derivative investments and hedging activities. We use derivative instruments to manage risks caused by fluctuations in foreign exchange rates. The primary objective of our derivative instruments is to protect the value of foreign currency denominated accounts receivable and cash balances from the effects of volatility in foreign exchange rates that might occur prior to conversion to their functional currency. We principally utilize foreign currency forward contracts, which enable us to buy and sell foreign currencies in the future at fixed exchange rates and economically offset changes in foreign currency exchange rates. We routinely enter into contracts to offset exposures denominated in the British pound, Euro and Japanese yen.

Foreign currency denominated accounts receivable and cash balances are re-measured at foreign currency rates in effect on the balance sheet date with the effects of changes in foreign currency rates reported in other income, net. The forward contracts are not designated as hedges and are marked to market through other income, net. Fair value changes in the forward contracts help mitigate the changes in the value of the re-measured accounts receivable and cash balances attributable to changes in foreign currency exchange rates. The forward contracts are short-term in nature and typically have average maturities at inception of less than three months.

The following table summarizes the fair value of our derivative instruments and their location in the consolidated balance sheet:

September 30, 2009 Derivatives not Designated as Hedging Instruments	Assets Balance Sheet Location	Assets Amount	Liabilities Balance Sheet Location	Liabilities Amount
		(In thousands)		
Foreign currency forward contracts	Other current assets	$—	Other current liabilities	$—

The following table summarizes our outstanding forward foreign currency contracts, by currency at September 30, 2009:

	September 30, 2009		
	Contract Amount		Fair Value
	Foreign Currency	US$	US$
	(In thousands)		
Sell foreign currency:			
Canadian dollar (CAD)	CAD 1,100	$1,022	$—
Euro (EUR)	EUR 6,100	8,908	—
Japanese yen (JPY)	JPY 61,000	679	—
Buy foreign currency:			
British pound (GBP)	GBP 2,866	4,600	—

The forward foreign currency contracts were all entered into on September 30, 2009; therefore, the fair value was $0 on that date.

The location in the consolidated statements of income and amounts of gains and losses related to derivative instruments not designated as hedging instruments are as follows:

Year Ended September 30, 2009	Loss on Derivatives Recognized in Income Location	Amount
	(In thousands)	
Foreign currency forward contracts	Other income, net	$(2,064)

7. Fair Value Measurements

As discussed in Note 1, we adopted new guidance for financial assets and financial liabilities and for non-financial assets and non-financial liabilities that we recognize or disclose at fair value on a recurring basis (at least annually). As of the date of adoption, these included cash equivalents, available-for-sale marketable securities, and our derivative financial instruments. We elected to defer the provisions of the accounting guidance that relate to non-financial assets and non-financial liabilities that we do not recognize or disclose at fair value on a recurring basis.

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

- Level 1 — uses unadjusted quoted prices that are available in active markets for identical assets or liabilities. Our Level 1 securities are comprised of money market funds and certain equity securities.
- Level 2 — uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data. Our Level 2 securities are comprised of U.S. government and corporate debt obligations that are generally held to maturity.
- Level 3 — uses one or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, and significant management judgment or estimation. We do not have any assets or liabilities that are valued using inputs identified under a Level 3 hierarchy.

The following table represents financial assets that we measured at fair value on a recurring basis at September 30, 2009:

	Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Fair Value as of September 30, 2009
Assets:			
Cash equivalents(1)	$113,468	$ —	$113,468
U.S. corporate debt(2)	—	11,697	11,697
Non U.S. corporate debt(2)	—	38,977	38,977
U.S. government obligations(2)	—	146,610	146,610
Marketable securities(3)	3,760	—	3,760
Total	$117,228	$197,284	$314,512

(1) Included in cash and cash equivalents on our balance sheet at September 30, 2009. Not included in this table are $64.7 million of cash deposit balances.

(2) Included in marketable securities (current and non-current) on our balance sheet at September 30, 2009.

(3) Represents securities held under a supplemental retirement and savings plan for certain officers and senior management employees, which are distributed upon termination or retirement of the employees. Included in long-term marketable securities on our balance sheet at September 30, 2009.

Where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing applies to our Level 1 investments. To the extent quoted prices in active markets for assets or liabilities are not available, the valuation techniques used to measure the fair values of our financial assets incorporate market inputs, which include reported trades, broker/dealer quotes, benchmark yields, issuer spreads, benchmark securities and other inputs derived from or corroborated by observable market data. This methodology applies to our Level 2 investments. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

8. Receivables

Receivables at September 30, 2009 and 2008 consisted of the following:

	2009	2008
	(In thousands)	
Billed	$ 81,835	$115,556
Unbilled	26,808	34,122
	108,643	149,678
Less: allowance for doubtful accounts	(6,901)	(8,107)
Receivables, net	$101,742	$141,571

Unbilled receivables represent revenue recorded in excess of amounts billable pursuant to contract provisions and generally become billable at contractually specified dates or upon the attainment of milestones. Unbilled amounts are expected to be realized within one year. During fiscal 2009, 2008 and 2007, we increased our allowance for the provision for doubtful accounts by $0.5 million, $3.4 million and $4.8 million, respectively, and wrote off receivables (net of recoveries) of $1.4 million, $2.8 million and $1.8 million, respectively. The remaining change to the allowance for doubtful accounts in fiscal 2009 of $0.3 million was primarily due to a favorable change in foreign exchange rates.

9. Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested for impairment at least annually or more frequently if impairment indicators arise. Our other intangible assets have definite lives and are being amortized using the straight-line method or based on the forecasted cash flows associated with the assets over their estimated useful lives.

We have determined that our reporting units are the same as our reportable segments (see Note 20). We performed our annual goodwill impairment test, and determined that goodwill was not impaired as of July 1, 2009 and 2008.

Intangible assets that are subject to amortization consisted of the following at September 30, 2009 and 2008:

	2009				2008			
	Gross Carrying Amount	Accumulated Amortization	Net	Average Life	Gross Carrying Amount	Accumulated Amortization	Net	Average Life
				(In thousands)				
Completed technology	$ 75,287	$ (67,179)	$ 8,108	6	$ 78,967	$ (64,032)	$14,935	6
Customer contracts and relationships	63,956	(34,315)	29,641	12	65,336	(29,769)	35,567	12
Trade names	9,291	(8,834)	457	5	9,291	(8,695)	596	5
	$148,534	$(110,328)	38,206		$153,594	$(102,496)	51,098	
Foreign currency translation adjustments			49				1,370	
Intangible assets, net			$38,255				$52,468	

Amortization expense associated with our intangible assets, which has been reflected as a separate operating expense caption within the accompanying consolidated statements of income, consisted of the following during fiscal 2009, 2008 and 2007:

	2009	2008	2007
		(In thousands)	
Cost of revenues	$ 6,827	$ 7,358	$12,570
Selling, general and administrative expenses	6,064	6,685	7,900
	$12,891	$14,043	$20,470

In the table above, cost of revenues reflects our amortization of completed technology, and selling, general and administrative expenses reflect our amortization of other intangible assets.

Estimated future intangible asset amortization expense associated with intangible assets existing at September 30, 2009, was as follows (in thousands):

Fiscal Year	
2010	$10,959
2011	7,740
2012	6,163
2013	4,149
2014	2,407
Thereafter	6,837
	$38,255

The following table summarizes changes to goodwill during fiscal 2009 and 2008, both in total and as allocated to our operating segments.

	Strategy Machine Solutions	Scoring Solutions	Professional Services	Analytic Software Tools	Total
			(In thousands)		
Balance at September 30, 2007	$539,142	$88,114	$12,945	$52,721	$692,922
Purchase accounting adjustments	(2,985)	78	—	(618)	(3,525)
Goodwill acquired in an acquisition	—	—	—	18,594	18,594
Sale of business unit	(7,390)	—	(80)	—	(7,470)
Foreign currency translation adjustment	(11,982)	—	—	(2,457)	(14,439)
Balance at September 30, 2008	516,785	88,192	12,865	68,240	686,082
Disposition of product lines	(4,145)	(1,084)	—	(139)	(5,368)
Foreign currency translation adjustment	(10,785)	—	—	(2,289)	(13,074)
Balance at September 30, 2009	$501,855	$87,108	$12,865	$65,812	$667,640

During fiscal 2009 we sold our LCT and RoamEx® product lines, which included goodwill of $3.0 million and $2.4 million, respectively (See Note 4). During fiscal 2008, we reduced goodwill related to the London Bridge acquisition due to the realization of certain deferred tax benefits that had valuation allowances recorded on them.

10. Composition of Certain Financial Statement Captions

	2009	2008
	(In thousands)	
Property and equipment:		
Data processing equipment and software	$ 161,515	$ 151,795
Office furniture and equipment	19,608	21,721
Leasehold improvements	24,945	29,720
Less: accumulated depreciation and amortization	(171,728)	(156,876)
	$ 34,340	$ 46,360
Other accrued liabilities:		
Income taxes payable	$ 18,695	$ 19,212
Interest payable	7,539	8,666
Other	11,949	15,787
	$ 38,183	$ 43,665

11. Credit Agreement

In October 2006, we entered into a five-year unsecured revolving credit facility with a syndicate of banks. The principal amount outstanding will be due and payable in full at maturity, on October 20, 2011. In July 2007, we entered into an amended and restated credit agreement that increased the revolving credit facility from $300 million to $600 million. Proceeds from the credit facility can be used for working capital and general corporate purposes and may also be used for the refinancing of existing debt, acquisitions, and the repurchase of the Company's common stock. Interest on amounts borrowed under the credit facility is based on (i) a base rate, which is the greater of (a) the prime rate and (b) the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin. The margin on LIBOR borrowings ranges from 0.30% to 0.55% and is determined based on our consolidated leverage ratio. In addition, we must pay utilization fees if borrowings and commitments under the credit facility exceed 50% of the total credit facility commitment, as well as facility fees. The credit facility contains certain restrictive covenants, including maintenance of consolidated leverage and fixed charge coverage ratios. The credit facility also contains covenants typical of unsecured facilities. As of September 30, 2009, we had $295.0 million of borrowings outstanding under the credit facility at an average interest rate of 0.6%.

12. Senior Notes

On May 7, 2008, we issued $275 million of Senior Notes in a private placement to a group of institutional investors. The Senior Notes were issued in four series as follows:

Series	Amount	Interest Rate	Maturity Date
A	$41 million	6.37%	May 7, 2013
B	$40 million	6.37%	May 7, 2015
C	$63 million	6.71%	May 7, 2015
D	$131 million	7.18%	May 7, 2018

We are required to pay the entire unpaid principal balances of each note series on its maturity date except for Series B notes, which requires five annual principal payments of $8.0 million starting on May 7, 2011. Future principal payments are as follows (in thousands):

Fiscal Year	
2010	$ —
2011	8,000
2012	8,000
2013	49,000
2014	8,000
Thereafter	202,000
	$275,000

Interest is paid on the Senior Notes semi-annually with payment dates of May 7 and November 7. The Notes are subject to certain restrictive covenants that are substantially similar to those in the credit agreement for the revolving credit facility including maintenance of consolidated leverage and fixed charge coverage ratios. The issuance of the Senior Notes also required us to make certain covenants typical of unsecured facilities. The fair value of the Senior Notes at September 30, 2009 was $301.3 million. We determined fair value based on quoted market prices and interest rate spreads of similar securities.

13. Employee Benefit Plans

Defined Contribution Plans

We sponsor the Fair Isaac Corporation 401(k) plan for eligible employees. Under this plan, eligible employees may contribute up to 25% of compensation, not to exceed statutory limits. We also provide a company matching contribution. Investment in FICO common stock is not an option under this plan. Our contributions into all 401(k) plans, including former acquired company sponsored plans that have since merged into the Fair Isaac Corporation 401(k) plan or have been frozen, totaled $5.7 million, $7.1 million and $7.0 million during fiscal 2009, 2008 and 2007, respectively.

Employee Incentive Plans

We maintain various employee incentive plans for the benefit of eligible employees, including officers. The awards generally are based on the achievement of certain financial and performance objectives subject to the discretion of management. Total expenses under our employee incentive plans were $5.5 million, $2.1 million and $12.5 million during fiscal 2009, 2008 and 2007, respectively.

14. Restructuring Expenses

In fiscal 2009, we incurred restructuring charges of $8.7 million due to the elimination of 255 positions, which resulted in charges of $5.9 million for severance costs, in addition to vacating excess lease space located in Georgia, California and Illinois, which resulted in $2.7 million of costs, in connection with our reengineering initiative. Cash payments for substantially all severances costs were paid during fiscal 2009. We also recognized a $1.2 million charge due to unfavorable sublease arrangements we entered into for lease space previously vacated. We reversed $0.6 million of accrued expenses as a result of favorable lease termination agreements that we entered into for office space vacated in prior years. We also reversed $0.4 million of previously recognized severance costs due to favorable adjustments.

During fiscal 2008, we eliminated 280 positions across the company and incurred charges of $7.4 million for severance costs. Cash payments for the majority of the severance costs were paid in fiscal 2008. We also recognized charges of $2.7 million associated with vacating excess leased space primarily located in Colorado and California. The charge represents future cash lease payments, net of sublease income, which will be paid out over the next four years. In addition, we recognized a net charge of $0.1 million as a result of unfavorable sublease arrangements associated with office space we vacated in prior years.

During fiscal 2007, we vacated excess lease space located in California and Maryland and recorded a lease exit accrual of $1.2 million, representing future cash lease obligations net of estimated sublease income, and a $0.2 million write off of fixed assets abandoned as a part of this action. We also recorded a $1.0 million charge for severance costs associated with the elimination of certain management positions. Cash payments for the majority of these severance costs were paid in fiscal 2008.

The following table summarizes our restructuring accruals associated with the above actions. The current portion and non-current portion was recorded in other accrued current liabilities and other liabilities, respectively, within the accompanying consolidated balance sheets.

	Accrual at September 30, 2006	Expense Additions	Cash Payments	Expense Reversals	Accrual at September 30, 2007
			(In thousands)		
Facilities charges	$15,094	$1,206	$(6,006)	$—	$10,294
Employee separation	90	1,012	(90)	—	1,012
	15,184	$2,218	$(6,096)	$—	11,306
Less: current portion	(6,161)				(4,051)
Non-current	$ 9,023				$ 7,255

	Accrual at September 30, 2007	Expense Additions	Cash Payments	Expense Reversals	Accrual at September 30, 2008
			(In thousands)		
Facilities charges	$10,294	$ 3,258	$ (3,419)	$(445)	$ 9,688
Employee separation	1,012	7,353	(7,435)	—	930
	11,306	$10,611	$(10,854)	$(445)	10,618
Less: current portion	(4,051)				(4,224)
Non-current	$ 7,255				$ 6,394

	Accrual at September 30, 2008	Expense Additions	Cash Payments	Expense Reversals	Accrual at September 30, 2009
			(In thousands)		
Facilities charges	$ 9,688	$3,876	$ (9,143)	$ (650)	$ 3,771
Employee separation	930	5,860	(6,415)	(375)	—
	10,618	$9,736	$(15,558)	$(1,025)	3,771
Less: current portion	(4,224)				(1,361)
Non-current	$ 6,394				$ 2,410

15. Income Taxes

The provision for income taxes was as follows during fiscal 2009, 2008 and 2007:

	2009	2008	2007
		(In thousands)	
Current:			
Federal	$16,704	$ 42,070	$37,414
State	4,979	6,816	4,183
Foreign	15,453	6,018	4,267
	37,136	54,904	45,864
Deferred:			
Federal	(2,317)	(26,203)	4,423
State	(2,018)	(2,032)	(623)
Foreign	(696)	5,140	—
	(5,031)	(23,095)	3,800
Total provision	$32,105	$ 31,809	$49,664

The foreign provision was based on foreign pretax earnings of $30.8 million, $25.3 million and $2.7 million in fiscal 2009, 2008 and 2007, respectively. Current foreign tax expense related to foreign tax withholdings was $5.0 million, $4.8 million and $2.3 million in fiscal year 2009, 2008 and 2007, respectively.

Deferred tax assets and liabilities at September 30, 2009 and 2008 were as follows:

	2009	2008
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 10,449	$ 17,203
Research credit carryforwards	4,333	3,040
Capital loss carryforwards	8,482	8,630
Investments	1,138	760
Accrued compensation	2,221	3,302
Share-based compensation	25,673	26,712
Deferred revenue	3,677	2,422
Accrued lease costs	1,909	4,667
Property and equipment	6,323	5,134
Capitalized research and development	1,593	2,863
Other	15,094	13,429
	80,892	88,162
Less: valuation allowance	(11,558)	(10,373)
	69,334	77,789
Deferred tax liabilities:		
Intangible assets	(19,515)	(19,876)
Prepaid expense	(2,966)	(3,296)
Other	(2,865)	(2,865)
	(25,346)	(26,037)
Deferred tax assets, net	$ 43,988	$ 51,752

Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets will reverse, management believes it is more likely than not that we will realize the benefits of the deferred tax asset, net of the existing valuation allowance at September 30, 2009.

For fiscal 2009, the decrease in the valuation allowance was due to a small usage of the U.S. capital loss carryforward. The remaining valuation allowance is associated with foreign operations where the company has start-up activities and capital loss carryforwards where realization remains uncertain.

For fiscal 2009, the decrease in the balance of the net operating loss ("NOL") was due to utilization. The increase in the research credit carryforward was due to the California Franchise Tax Board limiting the usage of the research credit to 50% of tax due. We acquired NOL and research credit carryforwards in connection with our acquisitions of Braun, London Bridge, and HNC in fiscal 2005, 2004 and 2002, respectively. As of September 30, 2009, we had available U.S. federal, state and foreign NOL carryforwards of approximately $18.2 million, $5.5 million and $10.8 million, respectively. We also have available U.S. federal and state research credit carryforwards of approximately $6.3 million and $2.9 million, respectively. The U.S. federal NOL carryforwards will expire at various dates beginning in fiscal 2021 through fiscal 2024, if not utilized. The state NOL carryforwards will begin to expire in fiscal 2021 through fiscal 2024, if not utilized. The U.S. federal research credit carryforwards will begin to expire in fiscal 2019 through 2022, if not utilized. Utilization of the U.S. federal and state NOL and research credit carryforwards are subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 (the "Code"), as amended, and similar state provisions.

The reconciliation between the U.S. federal statutory income tax rate of 35% and our effective tax rate is shown below for fiscal 2009, 2008 and 2007:

	2009	2008	2007
		(In thousands)	
Income tax provision at U.S. federal statutory rate	$34,150	$39,549	$56,529
State income taxes, net of U.S. federal benefit	1,383	2,723	3,343
Foreign taxes	(3,469)	(4,205)	(1,944)
Extraterritorial income exclusion	—	—	(491)
Research credits	(1,950)	(2,365)	(7,454)
Domestic production deduction	(1,421)	(2,202)	(944)
Reduction in valuation allowance	(148)	(2,604)	—
Other	3,560	913	625
Recorded income tax provision	$32,105	$31,809	$49,664

The increase in our effective tax rate in fiscal 2009 compared with fiscal 2008 was largely due to adjustments to our tax reserves associated with a proposed settlement in fiscal 2009 of the 2002 through 2006 U.S. Federal examination and a change in mix between domestic and foreign income. In addition, there was a large one-time benefit during fiscal 2008 associated with the reversal of the foreign net operating loss valuation allowance. These were partially offset by a more favorable state tax rate as well as full usage of the U.S. federal research credit that was partially delayed during the 2008 calendar year.

Unrecognized Tax Benefits

The FASB issued a new accounting pronouncement concerning the accounting for uncertainty in income taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. On October 1, 2007, we adopted the standard as a change in accounting principle.

We conduct business globally and, as a result, file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities. With few exceptions, we are no longer subject to U.S. federal, state, local, or foreign income tax examinations for fiscal years prior to 2002. We are currently in the final stages of an audit by the IRS for tax returns filed for fiscal 2002 through 2006 and by the California Franchise Tax Board for fiscal 2003 through 2005. We do not anticipate any adjustments related to those audits that will result in a material change to our financial position.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(In thousands)
Gross unrecognized tax benefits upon adoption on October 1, 2008	$ 26,265
Gross increases for tax positions in prior periods	3,566
Gross decreases for tax positions in prior periods	(2,141)
Gross increases based on tax positions related to the current year	1,802
Decreases for settlements and payments	(10,905)
Decreases due to statute expiration	—
Gross unrecognized tax benefits at September 30, 2009	$ 18,587

We had $18.6 million of total unrecognized tax benefits as of September 30, 2009. Included in the $18.6 million of total gross unrecognized tax benefits as of September 30, 2009 was $10.9 million of tax benefits that, if recognized, would impact the effective tax rate.

We recognize interest expense related to unrecognized tax benefits and penalties as part of the provision for income taxes in our consolidated statements of income. We recognize interest earned related to income tax matters as interest income in our consolidated statements of income. As of September 30, 2009, we have accrued interest of $1.1 million related to the unrecognized tax benefits.

16. Stockholders' Equity

Common Stock

From time to time, we repurchase our common stock in the open market pursuant to programs approved by our Board of Directors. During fiscal 2009, 2008 and 2007, we expended $18.5 million, $116.6 million and $451.1 million, respectively, in connection with our repurchase of common stock under such programs.

We paid quarterly dividends on common stock of two cents per share, or eight cents per year, during each of fiscal 2009, 2008 and 2007.

Stockholder Rights Plan

We maintain a stockholder rights plan pursuant to which one right to purchase preferred stock was distributed for each outstanding share of common stock held of record on August 21, 2001. Since this distribution, all newly issued shares of common stock have been accompanied by a preferred stock purchase right. In general, the rights will become exercisable and trade independently from the common stock if a person or group acquires or obtains the right to acquire 15 percent or more of the outstanding shares of common stock or commences a tender or exchange offer that would result in that person or group acquiring 15 percent or more of the outstanding shares of common stock, either event occurring without the consent of the Board of Directors. Each right represents a right to purchase Series A Participating Preferred Stock in an amount and at an exercise price that are subject to adjustment. The person or group who acquired 15 percent or more of the outstanding shares of common stock would not be entitled to make this purchase. The rights will expire in August 2011, or they may be redeemed by the Company at a price of $0.001 per right prior to that date.

17. Stock-Based Employee Benefit Plans

Description of Stock Option and Share Plans

We maintain the 1992 Long-term Incentive Plan (the "1992 Plan") under which we may grant stock options, stock appreciation rights, restricted stock, restricted stock units and common stock to officers, key employees and non-employee directors. As of September 30, 2009, 5,789,963 shares remained available for grants under this plan. The 1992 Plan will terminate in February 2012. In November 2003, our Board of Directors approved the adoption of the 2003 Employment Inducement Award Plan (the "2003 Plan"). The 2003 Plan reserves 2,250,000 shares of common stock solely for the granting of inducement stock options and other awards, as defined, that meet the "employment inducement award" exception to the New York Stock Exchange's listing standards requiring shareholder approval of equity-based inducement incentive plans. Except for the employment inducement award criteria, awards under the 2003 Plan will be generally consistent with those made under our 1992 Plan. As of September 30, 2009, 1,761,824 shares remained available for grants under this plan. The 2003 Plan shall remain in effect until terminated by the Board of Directors. Stock option awards granted during fiscal 2009 typically had a maximum term of seven years and vested ratably over four years. Stock option awards granted prior to October 1, 2005, typically had a maximum term of ten years and vested ratably over four years.

We assumed all outstanding stock options held by former employees and non-employee directors of HNC Software, Inc. ("HNC"), who as of our acquisition date in fiscal 2002, held unexpired and unexercised stock option grants under the various HNC stock option plans. As of September 30, 2009, 827,723 shares remained available for future grant under these option plans.

Description of Employee Stock Purchase Plan

Under our Employee Stock Purchase Plan ("Purchase Plan"), we are authorized to issue up to 5,062,500 shares of common stock to eligible employees. Employees may have up to 10% of their base salary withheld through payroll deductions to purchase FICO common stock during semi-annual offering periods. The purchase price of the stock is 85% of the fair market value on the exercise date (the last day of each offering period). Offering period means approximately six-month periods commencing (a) on the first trading day on or after January 1 and terminating on the last trading day in the following June, and (b) on the first trading day on or after July 1 and terminating on the last trading day in the following December. The Purchase Plan was suspended effective January 1, 2009 and employees cannot contribute to the Purchase Plan until the suspension is repealed.

A total of approximately 192,000, 384,000 and 276,000 shares of our common stock with a weighted average purchase price of $14.33, $21.98 and $32.33 per share were issued under the Purchase Plan during fiscal 2009, 2008 and 2007, respectively. At September 30, 2009, 2,707,966 shares remained available for issuance.

Share-Based Compensation Expense

We recorded $19.9 million, $27.7 million and $35.5 million of share-based compensation expense for stock options, restricted stock units, non-vested shares and purchases under the Purchase Plan in fiscal years 2009, 2008 and 2007, respectively. The total tax benefit related to this share-based compensation expense was $7.5 million, $10.3 million and $13.1 million in fiscal 2009, 2008 and 2007, respectively. As of September 30, 2009, there was $30.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize that cost over a weighted average period of 2.4 years.

Determining Fair Value

We estimate the fair value of stock options granted using the Black-Scholes option valuation model and we amortize the fair value on a straight-line basis over the vesting period. We used the following assumptions to estimate the fair value of our stock options during fiscal 2009, 2008 and 2007:

	2009	2008	2007
Stock Options:			
Average expected term (years)	4.31	4.89	4.79
Expected volatility (range)	45-48%	32-44%	28-31%
Weighted average volatility	47%	34%	29%
Risk-free interest rate (range)	1.1-2.3%	2.5-4.4%	3.9-5.0%
Average expected dividend yield	0.4%	0.2%	0.2%
Expected dividend yield (range)	0.4%	0.2-0.3%	0.2%

During fiscal 2008 we changed the terms of the Purchase Plan to eliminate the provision to purchase shares at the lower of the fair market value of the stock on the enrollment date (the first day of the offering period) or the fair market value on the exercise date (the last date of an offering period). The purchase price of the stock is 85% of the fair market value on the exercise date. The fair value of the shares purchased was calculated as the difference between the stock price at date of exercise and the employee purchase price. We used the following assumptions to estimate the fair value of shares purchased under our Employee Stock Purchase Plans during fiscal 2007:

	2007
Employee Stock Purchase Plan:	
Average expected term (years)	0.5
Expected volatility (range)	21-23%
Weighted average volatility	23%
Risk-free interest rate (range)	4.9-5.3%
Expected dividend (yield)	0.2%

The fair value of restricted stock units and non-vested shares granted is the fair value of our common stock on the date of grant. We amortize the fair value on a straight-line basis over the vesting period.

Expected Volatility. We estimate the volatility of our common stock at the date of grant based on a combination of the implied volatility of publicly traded options on our common stock and our historical volatility rate. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility.

Expected Term. The expected term represents the period that our stock options are expected to be outstanding. In fiscal 2009 and 2008, we estimated the expected term based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. In fiscal 2007, we estimated expected term consistent with the simplified method as allowed by accounting guidance. We elected to use the simplified method as we changed the contractual life for share-based awards from ten to seven years starting in fiscal 2006. The simplified method calculates the expected term as the average of the vesting and contractual terms of the award.

Dividends. The dividend yield assumption is based on historical dividend payouts.

Risk-Free Interest Rate. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our employee options.

Forfeitures. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

Stock-Based Activity

The following table summarizes option activity during fiscal 2009:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
Outstanding at October 1, 2008	8,560	$34.50		
Granted	1,086	14.23		
Exercised	(148)	12.38		
Forfeited	(356)	38.19		
Expired	(1,788)	35.22		
Outstanding at September 30, 2009	7,354	$31.60	4.17	$9,781
Options exercisable at September 30, 2009	5,367	$33.55	3.66	$2,788

The weighted average fair value of options granted during fiscal 2009, 2008 and 2007 were $5.40, $10.72 and $13.23, respectively. The aggregate intrinsic value of options outstanding at September 30, 2009 was calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 1.4 million shares that had exercise prices that were lower than the $21.49 market price of our common stock at September 30, 2009. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $0.8 million, $5.1 million and $49.6 million, respectively, determined as of the date of exercise.

The following table summarizes non-vested share activity during fiscal 2009:

	Shares	Weighted-Average Price
	(In thousands)	
Outstanding at October 1, 2008	22	$35.61
Released	(10)	35.61
Forfeited	(2)	35.61
Outstanding at September 30, 2009	10	35.61

The following table summarizes restricted stock unit activity during fiscal 2009:

	Shares	Weighted-Average Price
	(In thousands)	
Outstanding at October 1, 2008	988	$29.51
Granted	533	17.80
Released	(262)	29.73
Forfeited	(146)	29.56
Outstanding at September 30, 2009	1,113	23.83

The weighted average fair value of restricted stock units and non-vested shares granted during fiscal 2009, 2008 and 2007 were $17.80, $26.32 and $40.12, respectively. The total intrinsic value of restricted stock units and non-vested shares that vested during fiscal 2009, 2008 and 2007 was $4.1 million, $4.1 million and $1.1 million, respectively, determined as of the date of exercise.

We received $3.3 million in cash from stock option exercises and the issuance of stock under the Purchase Plan in fiscal 2009. The actual tax benefit that we realized for the tax deductions from option exercises totaled $0.4 million for that period.

Due primarily to our ongoing program of repurchasing shares on the open market; we had approximately 40.7 million treasury shares at September 30, 2009. We satisfy stock option exercises, Purchase Plan issuances and vesting of restricted stock units from this pool of treasury shares.

18. Earnings Per Share

The following reconciles the numerators and denominators of basic and diluted earnings per share ("EPS") from continuing operations during fiscal 2009, 2008 and 2007:

	2009	2008	2007
	(In thousands, except per share data)		
Numerator for basic earnings per share: income from continuing operations	$65,465	$81,186	$111,851
Interest expense on senior convertible notes, net of tax	—	3	4
Numerator for diluted earnings per share from continuing operations	$65,465	$81,189	$111,855
Denominator — share:			
Basic weighted - average shares	48,658	48,940	56,054
Effect of dilutive securities	118	433	1,494
Diluted weighted average shares	48,776	49,373	57,548
Earnings per share from continuing operations:			
Basic	$ 1.35	$ 1.66	$ 2.00
Diluted	$ 1.34	$ 1.64	$ 1.94

The computation of diluted EPS for fiscal 2009, 2008 and 2007 excludes options to purchase approximately 7,189,000, 7,769,000 and 3,660,000 shares of common stock, respectively, because the options' exercise prices exceeded the average market price of our common stock in these fiscal years and their inclusion would be antidilutive.

19. Related Party Transactions

We have a $10 million investment in convertible preferred stock in a private company. The company is developing a range of products focused on revenue cycle activities for hospitals and healthcare providers. Related party revenues for the year ended September 30, 2009 included $0.3 million in maintenance revenue and $0.3 million in professional services revenue. Related party revenues for the year ended September 30, 2008 included $2.5 million in software license revenue, $0.1 million in maintenance revenue and $2.4 million in professional services revenue. The accounts receivable balance from this company was $0.6 million as of September 30, 2008.

20. Segment Information

We are organized into the following four reportable segments, to align with the internal management of our worldwide business operations based on product and service offerings:

- *Strategy Machine™ Solutions.* These are pre-configured Decision Management applications designed for a specific type of business problem or process, such as marketing, account origination, customer management, fraud and insurance claims management. This segment also includes our myFICO® solutions for consumers.

- *Scoring Solutions.* Our scoring solutions give our clients access to analytics that can be easily integrated into their transaction streams and decision-making processes. Our scoring solutions are distributed through major credit reporting agencies, as well as services through which we provide our scores to clients directly.

- *Professional Services.* Through our professional services, we tailor our Decision Management products to our clients' environments, and we design more effective decisioning environments for our clients. This segment includes revenues from custom engagements, business solution and technical consulting services, systems integration services and data management services.

- *Analytic Software Tools.* This segment is composed of software tools that clients can use to create their own custom Decision Management applications.

Our Chief Executive Officer evaluates segment financial performance based on segment revenues and operating income. Segment operating expenses consist of direct and indirect costs principally related to personnel, facilities, consulting, travel, depreciation and amortization. Indirect costs are allocated to the segments generally based on relative segment revenues, fixed rates established by management based upon estimated expense contribution levels and other assumptions that management considers reasonable. We do not allocate share-based compensation expense, restructuring expense and certain other income and expense measures to our segments. These income and expense items are not allocated because they are not considered in evaluating the segment's operating performance. Our Chief Executive Officer does not evaluate the financial performance of each segment based on its respective assets or capital expenditures; rather, depreciation and amortization amounts are allocated to the segments from their internal cost centers as described above.

The following tables summarize segment information for fiscal 2009, 2008 and 2007:

	2009				
	Strategy Machine Solutions	Scoring Solutions	Professional Services	Analytic Software Tools	Total
			(In thousands)		
Revenues	$ 338,753	$131,621	$ 111,174	$ 49,187	$ 630,735
Operating expenses	(267,978)	(55,733)	(117,171)	(41,467)	(482,349)
Segment operating income	$ 70,775	$ 75,888	$ (5,997)	$ 7,720	148,386
Unallocated share-based compensation expense					(19,935)
Unallocated restructuring expense					(8,711)
Unallocated loss on sale of product lines					(2,993)
Operating income					116,747
Unallocated interest income					4,717
Unallocated interest expense					(25,481)
Unallocated other income, net					1,587
Income before income taxes					$ 97,570
Depreciation and amortization expense	$ 25,927	$ 5,015	$ 4,626	$ 2,851	$ 38,419

	2008				
	Strategy Machine Solutions	Scoring Solutions	Professional Services	Analytic Software Tools	Total
			(In thousands)		
Revenues	$ 388,108	$156,816	$ 147,864	$ 52,054	$ 744,842
Operating expenses	(326,630)	(66,358)	(147,237)	(44,444)	(584,669)
Segment operating income	$ 61,478	$ 90,458	$ 627	$ 7,610	160,173
Unallocated share-based compensation expense					(27,724)
Unallocated restructuring expense					(10,166)
Operating income					122,283
Unallocated interest income					8,802
Unallocated interest expense					(20,335)
Unallocated other income, net					2,245
Income before income taxes					$ 112,995
Depreciation and amortization expense	$ 24,494	$ 5,443	$ 5,504	$ 2,700	$ 38,141

	2007				
	Strategy Machine Solutions	Scoring Solutions	Professional Services	Analytic Software Tools	Total
			(In thousands)		
Revenues	$ 404,881	$180,444	$ 147,430	$ 51,433	$ 784,188
Operating expenses	(331,472)	(65,127)	(140,526)	(50,362)	(587,487)
Segment operating income	$ 73,409	$115,317	$ 6,904	$ 1,071	196,701
Unallocated share-based compensation expense					(35,460)
Unallocated restructuring expense					(2,455)
Unallocated gain on sale of product line					1,541
Operating income					160,327
Unallocated interest income					13,527
Unallocated interest expense					(12,766)
Unallocated other income, net					427
Income before income taxes					$ 161,515
Depreciation and amortization expense	$ 28,081	$ 8,301	$ 7,039	$ 3,229	$ 46,650

Our revenues and percentage of revenues by reportable market segments were as follows for fiscal 2009, 2008 and 2007, the majority of which were derived from the sale of products and services within the consumer credit, financial services and insurance industries:

	2009		2008		2007	
			(Dollars in thousands)			
Strategy Machine Solutions	$338,753	53%	$388,108	52%	$404,881	51%
Scoring Solutions	131,621	21%	156,816	21%	180,444	23%
Professional Services	111,174	18%	147,864	20%	147,430	19%
Analytic Software Tools	49,187	8%	52,054	7%	51,433	7%
	$630,735	100%	$744,842	100%	$784,188	100%

Within our Strategy Machine Solutions segment our customer management solutions accounted for 10%, 9% and 8% of total revenues in each of fiscal 2009, 2008 and 2007, respectively, and our fraud solutions accounted for 17%, 15% and 15% of total revenues in each of these periods, respectively.

Effective October 1, 2009, we implemented an organizational restructuring that consolidated our current operating segment structure from four segments to three.

Our revenues and percentage of revenues on a geographical basis are summarized below for fiscal 2009, 2008 and 2007. No individual country outside of the United States and the United Kingdom accounted for 10% or more of revenue in any of these years.

	2009		2008		2007	
	(Dollars in thousands)					
United States	$430,958	68%	$498,526	67%	$543,243	69%
United Kingdom	49,625	8%	68,500	9%	79,326	10%
Other International	150,152	24%	177,816	24%	161,619	21%
	$630,735	100%	$744,842	100%	$784,188	100%

During fiscal 2009, 2008 and 2007, no individual customer accounted for 10% or more of our total revenues; however, we derive a substantial portion of our revenues from our contracts with the three major credit reporting agencies, TransUnion, Equifax and Experian. Revenues collectively generated by agreements with these customers accounted for 19% of our total revenues in fiscal 2009. At September 30, 2009 and 2008, no individual customer accounted for 10% or more of total consolidated receivables.

Our property and equipment, net, on a geographical basis are summarized below at September 30, 2009 and 2008. At September 30, 2009 and 2008, no individual country outside of the United States accounted for 10% or more of total consolidated net property and equipment.

	2009		2008	
	(Dollars in thousands)			
United States	$31,183	91%	$41,628	90%
International	3,157	9%	4,732	10%
	$34,340	100%	$46,360	100%

21. Commitments

Minimum future commitments under non-cancelable operating leases and other obligations were as follows at September 30, 2009:

Fiscal Year	Future Minimum Lease Commitments	Other Commitments
	(In thousands)	
2010	$ 22,472	$ 5,800
2011	15,661	13,100
2012	13,460	4,000
2013	11,296	2,000
2014	10,813	—
Thereafter	36,054	—
	$109,756	$24,900

Lease Commitments

The above amounts have been reduced by contractual sublease commitments totaling $2.1 million, $1.6 million, $1.5 million, $0.7 million, and $0.4 million in fiscal 2010 through 2014, respectively. We occupy the majority of our facilities under non-cancelable operating leases with lease terms in excess of one year. Such facility leases generally provide for annual increases based upon the Consumer Price Index or fixed increments. Rent expense under operating leases, including month-to-month leases, totaled $24.4 million, $28.6 million and $24.1 million during fiscal 2009, 2008 and 2007, respectively.

Other Commitments

In the ordinary course of business, we enter into contractual purchase obligations and other agreements that are legally binding and specify certain minimum payment terms.

We are also a party to a management agreement with 22 of our executives providing for certain payments and other benefits in the event of a qualified change in control of FICO, coupled with a termination of the officer during the following year.

22. Contingencies

We are in disputes with certain customers regarding amounts owed in connection with the sale of certain of our products and services. We also have had claims asserted by former employees relating to compensation and other employment matters. We are also involved in various other claims and legal actions arising in the ordinary course of business. We believe that none of these aforementioned claims or actions will result in a material adverse impact to our consolidated results of operations, liquidity or financial condition. However, the amount or range of any potential liabilities associated with these claims and actions, if any, cannot be determined with certainty. Set forth below are additional details concerning certain ongoing litigation.

Braun Consulting, Inc.

Braun (which we acquired in November 2004) was a defendant in a lawsuit filed on November 26, 2001, in the United States District Court for the Southern District of New York (Case No. 01 CV 10629) that alleges violations of federal securities laws in connection with Braun's initial public offering in August 1999. This lawsuit is among approximately 300 coordinated putative class actions against certain issuers, their officers and directors, and underwriters with respect to such issuers' initial public offerings. As successor-in-interest to Braun, we entered into a Stipulation and Agreement of Settlement along with most of the other defendant issuers in this coordinated litigation, where such issuers and their officers and directors would be dismissed with prejudice, subject to the satisfaction of certain conditions, including approval of the Court. Under the terms of this Agreement, we would not pay any amount of the settlement. However, since December 2006, certain procedural matters concerning the class status have been decided in the district and appellate courts of the Second Circuit, ultimately determining that no class status exists for the plaintiffs. Since there is no class status, there could be no agreement, thus the District Court entered an order formally denying the motion for final approval of the settlement agreement.

The issuers and their insurers have recently reached a preliminary settlement agreement, which they believe to be consistent with the earlier court rulings and which has been presented to all parties for approval. The Company has given consent to the terms of the proposed settlement. Under the terms of this Agreement, we would not pay any amount of the settlement. We expect that the parties to the consolidated action will begin preparing formal settlement documents shortly. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of this matter.

23. Guarantees

In the ordinary course of business, we are not subject to potential obligations under guarantees, except for standard indemnification and warranty provisions that are contained within many of our customer license and service agreements and certain supplier agreements, including underwriter agreements, as well as standard indemnification agreements that we have executed with certain of our officers and directors, and give rise only to the disclosure in the consolidated financial statements. In addition, we continue to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

Indemnification and warranty provisions contained within our customer license and service agreements and certain supplier agreements are generally consistent with those prevalent in our industry. The duration of our product warranties generally does not exceed 90 days following delivery of our products. We have not incurred significant obligations under customer indemnification or warranty provisions historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential customer indemnification or warranty-related obligations. The indemnification agreements that we have executed with certain of our officers and directors would require us to indemnify such officers and directors in certain instances. We have not incurred obligations under these indemnification agreements historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential officer or director indemnification obligations. The maximum potential amount of future payments that we could be required to make under the indemnification provisions in our customer license and service agreements, and officer and director agreements is unlimited.

24. Supplementary Financial Data (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended September 30, 2009. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments, except as noted below) necessary for a fair statement of the consolidated financial information for the period presented.

	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009
	(In thousands, except per share data)			
Revenues	$163,460	$159,335	$156,018	$151,922
Cost of revenues(2)	59,019	53,476	48,160	45,793
Gross profit	104,441	105,859	107,858	106,129
Income from continuing operations	12,110	18,108	18,139	17,108
Loss from discontinuing operations	—	(363)	—	—
Net income	$ 12,110	$ 17,745	$ 18,139	$ 17,108
Basic earnings (loss) per share(1):				
Continuing operations	$ 0.25	$ 0.37	$ 0.37	$ 0.35
Discontinued operations	—	(0.01)	—	—
Total	$ 0.25	$ 0.36	$ 0.37	$ 0.35
Diluted earnings (loss) per share(1):				
Continuing operations	$ 0.25	$ 0.37	$ 0.37	$ 0.35
Discontinued operations	—	(0.01)	—	—
Total	$ 0.25	$ 0.36	$ 0.37	$ 0.35
Shares used in computing earnings per share:				
Basic	48,478	48,813	48,835	48,513
Diluted	48,522	48,828	48,986	48,772

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
	(In thousands, except per share data)			
Revenues	$190,106	$193,234	$183,315	$178,187
Cost of revenues(2)	66,972	72,946	68,709	66,290
Gross profit	123,134	120,288	114,606	111,897
Income from continuing operations	20,836	17,774	18,798	23,778
Income (loss) from discontinuing operations	(650)	(4,287)	7,703	—
Net income	$ 20,186	$ 13,487	$ 26,501	$ 23,778
Basic earnings (loss) per share(1):				
Continuing operations	$ 0.42	$ 0.36	$ 0.39	$ 0.49
Discontinued operations	(0.02)	(0.08)	0.16	—
Total	$ 0.40	$ 0.28	$ 0.55	$ 0.49
Diluted earnings (loss) per share(1):				
Continuing operations	$ 0.41	$ 0.36	$ 0.38	$ 0.49
Discontinued operations	(0.02)	(0.08)	0.16	—
Total	$ 0.39	$ 0.28	$ 0.54	$ 0.49
Shares used in computing earnings per share:				
Basic	50,042	48,760	48,521	48,431
Diluted	51,200	48,961	48,727	48,596

(1) Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share amounts may not equal the totals for the respective years.

(2) Cost of revenues excludes amortization expense for the quarters ended December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009 of $1.5 million, $1.9 million, $2.0 million, $2.0 million, $1.7 million, $1.7 million, $1.7 million and $1.7 million, respectively.

(3) Restructuring expenses (income) for the quarters ended December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009 were ($0.4) million, $6.1 million, $2.2 million, $2.3 million, $8.1 million, $0.9 million and ($0.2) million, respectively.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

An evaluation was carried out under the supervision and with the participation of FICO's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of FICO's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on that evaluation, the CEO and CFO have concluded that FICO's disclosure controls and procedures are effective to ensure that information required to be disclosed by FICO in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the chief executive officer and chief financial officer, allowing timely decisions regarding required disclosure.

No change in FICO's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the quarter ended September 30, 2009, that has materially affected, or is reasonably likely to materially affect, FICO's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation management has concluded that our internal control over financial reporting was effective as of September 30, 2009.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of September 30, 2009, as stated in their attestation report included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The required information regarding our Directors is incorporated by reference from the information under the caption "Director Nominees" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

The required information regarding our Executive Officers is contained in Part I of this Annual Report on Form 10-K.

The required information regarding compliance with Section 16(a) of the Securities Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

FICO has adopted a Code of Ethics for Senior Financial Management that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions who have been identified by the Chief Executive Officer. We have posted the Code of Ethics on our web site located at www.fico.com. FICO intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, this Code of Ethics by posting such information on its web site. FICO also has a Code of Conduct and Business Ethics applicable to all directors, officers and employees, which is also available at the web site cited above. The required information regarding the Company's corporate governance guidelines and committee charters is incorporated by reference from the information under the caption "Board Meetings, Committees and Attendance" in our definitive proxy statement for the Annual Meeting of Shareholders to be held on February 2, 2010.

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference from the information under the captions "Director Compensation," "Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference from the information under the caption "Security Ownership Of Certain Beneficial Owners and Management" and "Executive Compensation" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

Item 13. *Certain Relationships, Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference from the information under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference from the information under the caption "Audit and Non-Audit Fees" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 2, 2010.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

1. Consolidated Financial Statements:

	Reference Page Form 10-K
Reports of independent registered public accounting firm	54
Consolidated balance sheets as of September 30, 2009 and 2008	56
Consolidated statements of income for the years ended September 30, 2009, 2008 and 2007	57
Consolidated statements of stockholders' equity and comprehensive income for the years ended September 30, 2009, 2008 and 2007	58
Consolidated statements of cash flows for the years ended September 30, 2009, 2008 and 2007	59
Notes to consolidated financial statements	60

2. Financial Statement Schedules

All financial statement schedules are omitted as the required information is not applicable or as the information required is included in the consolidated financial statements and related notes.

3. Exhibits:

Exhibit Number	Description
3.1	By-laws of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on August 28, 2009.)
3.2	Composite Certificate of Incorporation of Fair Isaac Corporation. (Incorporated by reference to Exhibit 4.1 to the Company's Form S-8 Registration Statement, File No. 333-114364, filed April 9, 2004.)
4.1	Rights Agreement dated as of August 8, 2001, between Fair, Isaac and Company, Incorporated and Mellon Investor Services LLC, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A relating to the Series A Participating Preferred Stock Purchase Rights filed August 10, 2001.)
4.2	Amendment Number 1, dated May 21, 2009, to the Rights Agreement between Fair, Isaac and Company, Incorporated and Mellon Investor Services LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on May 26, 2009.)
4.3	Form of Rights Certificate. (Included in Exhibit 4.1.)
10.1	HNC's 2001 Equity Incentive Plan and related form of Stock Option Agreement. (Incorporated by reference to Exhibit 4.01 to HNC's Form S-8 Registration Statement, File No. 333-62492, filed June 7, 2001.)(1)
10.2	HNC's 1995 Directors Stock Option Plan, as amended through April 30, 2000. (Incorporated by reference to Exhibit 4.05 to HNC's Form S-8 Registration Statement, File No. 333-40344, filed June 28, 2000.)(1)
10.3	HNC's Form of 1995 Directors Stock Option Plan Option Agreement and Stock Option Exercise Agreement. (Incorporated by reference to Exhibit 10.01 to HNC's Form 10-Q for the quarter ended June 30, 1999.)(1)
10.4	HNC's 1998 Stock Option Plan, as amended through September 1, 2000, and related form of option agreement. (Incorporated by reference to Exhibit 4.05 to HNC's Form S-8 Registration Statement, File No. 333-45442, filed September 8, 2000.)(1)
10.5	Aptex Software Inc. 1996 Equity Incentive Plan assumed by HNC. (Incorporated by reference to Exhibit 4.03 to HNC's Form S-8 Registration Statement, File No. 333-71923, filed February 5, 1999.)(1)
10.6	Form of Aptex Software Inc. 1996 Equity Incentive Plan Stock Option Agreement and Stock Option Exercise Agreement. (Incorporated by reference to Exhibit 4.04 to HNC's Form S-8 Registration Statement, File No. 333-71923, filed February 5, 1999.)(1)
10.7	Form of Advanced Information Management Solutions, Inc. Stock Option Agreement. (Incorporated by reference to Exhibit 4.02 to HNC's Form S-8 Registration Statement, File No. 333-33952, filed April 4, 2000.)(1)
10.8	ONYX Technologies, Inc. 1999 Stock Plan assumed by HNC. (Incorporated by reference to Exhibit 4.03 to HNC's Form S-8 Registration Statement, File No. 333-33952, filed April 4, 2000.)(1)
10.9	Form of ONYX Technologies, Inc. Stock Option Agreement. (Incorporated by reference to Exhibit 4.04 to HNC's Form S-8 Registration Statement, File No. 333-33952, filed April 4, 2000.)(1)
10.10	Fair, Isaac Supplemental Retirement and Savings Plan (As amended and restated effective January 1, 2009) (Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.11	The Center for Adaptive Systems Applications, Inc. 1995 Stock Option Plan assumed by HNC. (Incorporated by reference to Exhibit 4.05 to HNC's Form S-8 Registration Statement, File No. 333-33952, filed April 4, 2000.)(1)

Exhibit Number	Description
10.12	Forms of The Center for Adaptive Systems Applications, Inc. Stock Option Agreements. (Incorporated by reference to Exhibit 4.06 to HNC's Form S-8 Registration Statement, File No. 333-33952, filed April 4, 2000.)(1)
10.13	eHNC Inc. 1999 Equity Incentive Plan, as amended, assumed by HNC. (Incorporated by reference to Exhibit 4.01 to HNC's Form S-8 Registration Statement, File No. 333-41388, filed July 13, 2000.)(1)
10.14	Forms of eHNC Inc. Stock Option Agreements and Stock Option Exercise Agreements under the eHNC Inc. 1999 Equity Incentive Plan. (Incorporated by reference to Exhibit 4.02 to HNC's Form S-8 Registration Statement, File No. 333-41388, filed July 13, 2000.)(1)
10.15	eHNC Inc. 1999 Executive Equity Incentive Plan assumed by HNC. (Incorporated by reference to Exhibit 4.03 to HNC's Form S-8 Registration Statement, File No. 333-41388, filed July 13, 2000.)(1)
10.16	Forms of eHNC Inc. Stock Option Agreements and Stock Option Exercise Agreements under the eHNC Inc. 1999 Executive Equity Incentive Plan. (Incorporated by reference to Exhibit 4.04 to HNC's Form S-8 Registration Statement, File No. 333-41388, filed July 13, 2000.)(1)
10.17	Systems/Link Corporation 1999 Stock Option Plan assumed by HNC and related forms of agreements. (Incorporated by reference to Exhibit 4.04 to HNC's Form S-8 Registration Statement, File No. 333-45442, filed September 8, 2000.)(1)
10.18	Form of Management Agreement entered into with each of the Company's executive officers (except Dr. Mark N. Greene, Mark R. Scadina and Laurent F. Pacalin). (Incorporated by reference to Exhibit 10.18 of the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.19	Strategic Partnership Agreement dated as of October 23, 2000, between HNC and GeoTrust, Inc., as amended by Amendment No. 1 dated March 6, 2001. (Incorporated by reference to Exhibit 10.35 to HNC's Form 10-K, as amended, for the year ended December 31, 2000.)
10.20	Form of Indemnity Agreement entered into by the Company with the Company's directors and executive officers. (Incorporated by reference to Exhibit 10.49 to the Company's report on Form 10-K for the fiscal year ended September 30, 2002.)
10.21	Amended and Restated Agreement dated December 4, 2008, between the Company and the Sandell Group. (Incorporated by reference to Exhibit 10.1 to Fair Isaac's Form 8-K filed on December 9, 2008.)
10.22	Amendment Number 1, dated July 29, 2009, to the Amended and Restated Agreement between the Company and the Sandell Group. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 30, 2009.)
10.23	Form of Note Purchase Agreement, dated May 7, 2008, between Fair Isaac Corporation and the Purchasers listed on Schedule A thereto, which includes as Exhibits 1-4 the form of Senior Note for each of Series A, B, C and D (excluding certain schedules and exhibits thereto, which Fair Isaac Corporation agrees to furnish to the Securities and Exchange Commission upon request). (Incorporated by reference to Exhibit 10.1 to Fair Isaac's Form 10-Q for the fiscal quarter ended June 30, 2008.)
10.24	2002 Stock Bonus Plan of the Company. (Incorporated by reference to Exhibit 99.1 of the Company's Form S-8 Registration Statement, File No. 333-97695, filed August 6, 2002.)(1)
10.25	Stock Option Agreement with A. George Battle entered into as of February 5, 2002. (Incorporated by reference to Exhibit 10.58 to the Company's report on Form 10-K for the fiscal year ended September 30, 2002.)(1)
10.26	Form of Non-Qualified Stock Option Agreement under 1992 Long-term Incentive Plan, as amended effective July 18, 2007. (Incorporated by reference to Exhibit 10.42 to Fair Isaac's Form 10-Q for the fiscal quarter ended December 31, 2007.)(1)
10.27	Form of Nonstatutory Stock Option Agreement for Initial Grants to Non-Employee Directors under 1992 Long-term Incentive Plan. (Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2008.)(1)
10.28	Form of Restricted Stock Unit Agreement under 1992 Long-term Incentive Plan, as amended effective July 18, 2007. (Incorporated by reference to Exhibit 10.49 to Fair Isaac's Form 10-Q for the fiscal quarter ended December 31, 2007.)(1)

Exhibit Number	Description
10.29	Braun's Amended and Restated 1995 Director Stock Option Plan. (Incorporated by reference to Exhibit 10.6 to Braun's Form S-1 Registration Statement, File No. 333-31824, filed March 6, 2000.)(1)
10.30	Braun's 1998 Employee Long-Term Stock Investment Plan. (Incorporated by reference to Exhibit 10.7 to Braun's Form S-1 Registration Statement, File No. 333-79251, filed May 25, 1999.)(1)
10.31	Braun's 1998 Executive Long-Term Stock Investment Plan. (Incorporated by reference to Exhibit 10.8 to Braun's Form S-1 Registration Statement, File No. 333-79251, filed May 25, 1999.)(1)
10.32	Braun's 1999 Independent Director Stock Option Plan. (Incorporated by reference to Exhibit 10 to Braun's Form 10-Q for the fiscal quarter ended September 30, 1999.)(1)
10.33	Braun's Non Qualified Stock Option Plan of Emerging Technologies Consultants, Inc. (Incorporated by reference to Exhibit 99.5 to Braun's Form S-8 Registration Statement, File No. 333-30788, filed February 18, 2000.)(1)
10.34	Braun's 2002 Employee Long-Term Stock Investment Plan, as amended. (Incorporated by reference to Exhibit 99.1 to Braun's Form S-8 Registration Statement, File No. 333-110448, filed November 11, 2003.)(1)
10.35	Letter providing terms of offer of employment by the Company to Michael H. Campbell dated April 15, 2005. (Incorporated by reference to Exhibit 10.01 to Fair Isaac's Form 8-K filed on April 21, 2005.)(1)
10.36	2001 Equity Incentive Plan as adopted April 10, 2001, and amended May 15, 2005. (Incorporated by reference to Exhibit 10.1 to Fair Isaac's Form 10-Q for the fiscal quarter ended June 30, 2005.)(1)
10.37	2003 Employment Inducement Award Plan as amended effective May 15, 2005. (Incorporated by reference to Exhibit 10.2 to Fair Isaac's Form 10-Q for the fiscal quarter ended June 30, 2005.)(1)
10.38	1992 Long-Term Incentive Plan as amended effective December 22, 2008. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2008.)(1)
10.39	Description of Outside Director compensation program. (Incorporated by reference to Item 1.01 of Fair Isaac's Form 8-K filed on September 1, 2005.)
10.40	Form of Restricted Stock Agreement under 1992 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report of Form 10-K for the period ended September 30, 2006.)(1)
10.41	Credit Agreement among Fair Isaac, Wells Fargo Bank, National Association, U.S. Bank National Association, Bank of America, N.A., and JPMorgan Chase Bank, N.A., dated October 20, 2006. (Incorporated by reference to Exhibit 10.1 to Fair Isaac's Form 8-K filed on October 23, 2006.)
10.42*	Management Incentive Plan, Fiscal 2010.(1)
10.43	Employment Agreement dated February 13, 2007, by and between Fair Isaac and Dr. Mark Greene (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2007).(1)
10.44	Management Agreement entered into with Dr. Mark N. Greene. (Incorporated by reference to Exhibit 10.51 to the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.45	Amended and Restated Credit Agreement among Fair Isaac, Wells Fargo Bank, N.A., U.S. Bank N.A., Bank of America, N.A., JPMorgan Chase Bank, N.A. and Deutsche Bank AG, NY Branch, dated July 23, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on July 25, 2007).
10.46	Letter Agreement entered into on October 18, 2007 by and between Fair Isaac Corporation and Michael H. Campbell (Incorporated by reference to Exhibit 10 to the Company's Form 8-K filed with the SEC on October 22, 2007).(1)
10.47	Management Agreement entered into with Mark R. Scadina. (Incorporated by reference to Exhibit 10.55 to the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)

Exhibit Number	Description
10.48	Management Agreement entered into with Laurent F. Pacalin. (Incorporated by reference to Exhibit 10.56 to the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.49	Letter Agreement entered into on June 30, 2008 by and between Fair Isaac Corporation and Michael H. Campbell. (Incorporated by reference to Exhibit 10.58 to the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.50	Letter Agreement entered into on June 30, 2008 by and between Fair Isaac Corporation and Dr. Mark N. Greene. (Incorporated by reference to Exhibit 10.59 to the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.51	Offer Letter entered into on May 29, 2007 with Mark R. Scadina. (Incorporated by reference to Exhibit 10.61 to the Company's Form 10-K for the fiscal year ended September 30, 2008.)(1)
10.52	Letter Agreement entered into on March 11, 2009 by and between Fair Isaac Corporation and Thomas Bradley. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 16, 2009.)(1)
10.53	Transition Agreement dated November 16, 2009 by and between Fair Isaac Corporation and Michael H. Campbell. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 17, 2009.)(1)
10.54	Voting Agreement dated May 21, 2009 by and between Fair Isaac Corporation and Southeastern Asset Management, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 26, 2009.)(1)
12.1*	Computations of ratios of earnings to fixed charges.
21.1*	List of Company's subsidiaries.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Rule 13a-14(a)/15d-14(a) Certifications of CEO.
31.2*	Rule 13a-14(a)/15d-14(a) Certifications of CFO.
32.1*	Section 1350 Certification of CEO.
32.2*	Section 1350 Certification of CFO.

(1) Management contract or compensatory plan or arrangement.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIR ISAAC CORPORATION

By /s/ THOMAS A. BRADLEY

Thomas A. Bradley
Executive Vice President
and Chief Financial Officer

DATE: November 24, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas A. Bradley his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. MARK N. GREENE Dr. Mark N. Greene	Chief Executive Officer (Principal Executive Officer) and Director	November 24, 2009
/s/ THOMAS A. BRADLEY Thomas A. Bradley	Executive Vice President. Chief Financial Officer (Principal Financial Officer)	November 24, 2009
/s/ MICHAEL J. PUNG Michael J. Pung	Vice President, Finance (Principal Accounting Officer)	November 24, 2009
/s/ A. GEORGE BATTLE A. George Battle	Director	November 24, 2009
/s/ NICHOLAS F. GRAZIANO Nicholas F. Graziano	Director	November 24, 2009
/s/ ALEX W. HART Alex W. Hart	Director	November 24, 2009
/s/ JAMES D. KIRSNER JAMES KIRSNER	Director	November 24, 2009

/s/ WILLIAM J. LANSING William J. Lansing	Director	November 24, 2009
/s/ ALLAN Z. LOREN Allan Z. Loren	Director	November 24, 2009
/s/ JOHN S. MCFARLANE John S. McFarlane	Director	November 24, 2009
/s/ MARGARET L. TAYLOR Margaret L. Taylor	Director	November 24, 2009
/s/ DUANE E. WHITE Duane E. White	Director	November 24, 2009

FICO™

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